As Filed with the Securities and Exchange Commission on November 13, 2000

                                                Registration No. 333-46120

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                             AMENDMENT NO. 1

                                    TO

                                   FORM S-4

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                               ----------------

                               BB&T CORPORATION
            (Exact name of registrant as specified in its charter)
      North Carolina                  6060                   56-0939887
      (State or other           (Primary Standard         (I.R.S. Employer
      jurisdiction of              Industrial          Identification Number)
       incorporation           Classification Code
     or organization)                Number)

                            200 West Second Street
                      Winston-Salem, North Carolina 27101
                                (336) 733-2000
  (Address, including Zip Code, and telephone number, including area code, of registrant's principal executive offices)

                            Jerone C. Herring, Esq.
                       200 West Second Street, 3rd Floor
                      Winston-Salem, North Carolina 27101
                                (336) 733-2180
(Name, address, including Zip Code, and telephone number, including area code, of agent for service)

     The Commission is requested to send copies of all communications to:

           Douglas A. Mays                        David H. Baris
  Womble Carlyle Sandridge & Rice,        Kennedy, Baris & Lundy, L.L.P.
                PLLC                      4701 Sangamore Road, Suite P-15
301 South College Street, Suite 3300         Bethesda, Maryland 20816
   Charlotte, North Carolina 28202

                               ----------------

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effective date of this Registration Statement.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: [_]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [_]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [_]

                               ----------------

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

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



                               [FCNB CORP LOGO]
                                7200 FCNB Court
                           Frederick, Maryland 21703

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                                 TO BE HELD ON

                            DECEMBER 21, 2000

   FCNB Corp will hold a Special Meeting of Shareholders on Thursday, December 21, 2000 at 10:00 a.m. local time, at the Frederick Holiday Inn, FSK-Holidome and Conference Center, 5400 Holiday Drive, Frederick, Maryland, for the following purposes:

     (1) To consider and vote on the proposed merger of FCNB into BB&T Corporation.

       In the merger each share of FCNB common stock will be automatically converted into 0.725 shares of BB&T common stock. Cash will be paid in lieu of fractional shares. A copy of the merger agreement is attached as Appendix A to the accompanying proxy statement/prospectus.

     (2) To transact any other business that may properly come before the meeting or any adjournment or postponement of the meeting.

   Holders of FCNB common stock as of the close of business on October 30, 2000 are entitled to notice of the meeting and to vote at the meeting. If your shares are not registered in your own name, you will need additional documentation from your record holder in order to vote personally at the meeting.

   The proxy statement/prospectus follows this notice, and a proxy card is enclosed. To ensure that your vote is counted, please complete, sign, date and return the proxy card in the enclosed, postage-paid return envelope, whether or not you plan to attend the meeting in person. If you attend the meeting, you may revoke your proxy and vote your shares in person. However, attendance at the meeting will not of itself revoke a proxy.

                                          By Order of the Board of Directors

                                          Helen G. Hahn, Secretary

Frederick, Maryland

November 13, 2000

   Please complete and sign the enclosed proxy and return it promptly in the envelope provided, whether or not you plan to attend the meeting.

                                  [FCNB LOGO]

                        Special Meeting of Shareholders

                             MERGER PROPOSAL--YOUR
                            VOTE IS VERY IMPORTANT

   The Board of Directors of FCNB Corp has unanimously approved a merger combining FCNB and BB&T Corporation. In the merger, you will receive 0.725 shares of BB&T common stock for each share of FCNB common stock that you own.

   You generally will not recognize gain or loss for federal income tax purposes on your receipt of the BB&T common stock.

   The merger will join FCNB's strengths as a community bank covering central Maryland with BB&T's position as a leading bank throughout the Carolinas, West Virginia, Virginia, Washington D.C. and parts of Maryland, Georgia and Kentucky.

   At the special meeting, you will consider and vote on the merger agreement. The merger cannot be completed unless holders of at least two thirds of the shares of FCNB common stock approve the merger agreement. FCNB's Board of Directors believes the merger is in the best interests of FCNB shareholders and unanimously recommends that the shareholders vote to approve the merger agreement. No vote of BB&T shareholders is required to approve the merger agreement.

   BB&T common stock is listed on the New York Stock Exchange under the symbol "BBT." On November 8, 2000, the closing price of BB&T common stock was $32.44, making the value of 0.725 shares of BB&T common stock equal to $23.52. This price and value will, however, fluctuate between now and the merger.

   The special meeting will be held at 10:00 a.m., Eastern time, on Thursday, December 21, 2000 at the Frederick Holiday Inn, FSK-Holidome and Conference Center, located at 5400 Holiday Drive in Frederick, Maryland.

   This proxy statement/prospectus provides you with detailed information about the proposed merger. We encourage you to read this entire document carefully. In addition, this proxy statement/prospectus incorporates important business and financial information about BB&T and FCNB from other documents that we have not included in the proxy statement/prospectus. You may obtain copies of these other documents without charge by requesting them in writing or by telephone at any time prior to December 14, 2000 from the appropriate company at the following addresses:

 BB&T Corporation                           FCNB Corp
Shareholder Reporting
ostPOffice Box 1290                Shareholder Relations
                                         7200 FCNB Court
  Winston-Salem,                    Frederick, Maryland 21703
orthNCarolina 27102                      (301) 662-2191
  (336) 733-3021

   Whether or not you plan to attend the meeting, please take the time to vote by completing and mailing the enclosed proxy card to us. If you fail to return your proxy card and fail to vote in person, the effect will be the same as a vote against the merger agreement. Your vote is very important. You can revoke your proxy at any time before its exercise by filing written revocation with, or by delivering a later-dated proxy to, FCNB's Secretary before the meeting or by attending the meeting and voting in person. If your shares are registered in street name, you will need additional documentation from your record holder to vote in person at the meeting.

   On behalf of the Board of Directors of FCNB, I urge you to vote "FOR" approval and adoption of the merger agreement.

                                                          /s/ A. Patrick Linton
                                                              A. Patrick Linton
                                          President and Chief Executive Officer

 Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved of the BB&T common stock to be issued in the merger or determined if this proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

 The shares of BB&T stock to be issued in the merger are not savings or deposit accounts or other obligations of any bank or savings association and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

   This proxy statement/prospectus is dated November 13, 2000 and is expected to be first mailed to shareholders of FCNB on or about November 16, 2000.

                               TABLE OF CONTENTS

A WARNING ABOUT FORWARD-LOOKING INFORMATION................................  iv

SUMMARY....................................................................   1

MEETING OF SHAREHOLDERS....................................................   8
  General..................................................................   8
  Record Date, Voting Rights and Vote Required.............................   8
  Voting and Revocation of Proxies.........................................   9
  Solicitation of Proxies..................................................   9
  Recommendation of the FCNB Board.........................................   9

THE MERGER.................................................................  10
  General..................................................................  10
  Background of and Reasons for the Merger; Recommendation of the FCNB
   Board...................................................................  10
  Opinion of Financial Advisor to FCNB.....................................  15
  Exchange Ratio...........................................................  18
  Exchange of FCNB Stock Certificates......................................  19
  The Merger Agreement.....................................................  19
  Interests of Certain Persons in the Merger...............................  25
  Regulatory Considerations................................................  30
  Material Federal Income Tax Consequences of the Merger...................  31
  Accounting Treatment.....................................................  33
  The Option Agreement.....................................................  33
  Effect on Employees, Employee Benefit Plans and Stock Options............  36
  Restrictions on Resales by Affiliates....................................  37

INFORMATION ABOUT BB&T.....................................................  39
  General..................................................................  39
  Operating Subsidiaries...................................................  39
  Acquisitions.............................................................  39
  Capital..................................................................  41
  Deposit Insurance Assessments............................................  41

INFORMATION ABOUT FCNB.....................................................  42

DESCRIPTION OF BB&T CAPITAL STOCK..........................................  42
  General..................................................................  42
  BB&T Common Stock........................................................  43
  BB&T Preferred Stock.....................................................  43
  Shareholder Rights Plan..................................................  43
  Other Anti-Takeover Provisions...........................................  46

COMPARISON OF SHAREHOLDERS' RIGHTS.........................................  46
  Authorized Capital Stock.................................................  47
  Special Meetings of Shareholders.........................................  47
  Directors................................................................  47
  Dividends and Other Distributions........................................  48
  Shareholder Nominations and Shareholder Proposals........................  48
  Discharge of Duties; Exculpation and Indemnification.....................  49
  Mergers, Share Exchanges and Sales of Assets.............................  50
  Anti-takeover Statutes...................................................  50
  Amendments to Articles of Incorporation and Bylaws.......................  51
  Consideration of Business Combinations...................................  52
  Shareholders' Rights of Dissent and Appraisal............................  52
  Liquidation Rights.......................................................  53

SHAREHOLDER PROPOSALS.......................................................  53

OTHER BUSINESS..............................................................  53

LEGAL MATTERS...............................................................  53

EXPERTS.....................................................................  54

WHERE YOU CAN FIND MORE INFORMATION.........................................  54

Appendix A--Agreement and Plan of Reorganization and Plan of Merger
Appendix B--Opinion of Danielson Associates, Inc.

                  A WARNING ABOUT FORWARD-LOOKING INFORMATION

   BB&T and FCNB have each made forward-looking statements in this document and in other documents to which this document refers that are subject to risks and uncertainties. These statements are based on the beliefs and assumptions of the management of BB&T and FCNB and on information currently available to them or, in the case of information that appears under the heading "The Merger-- Background of and Reasons for the Merger; Recommendation of FCNB Board" on page 10, information that was available to management of BB&T and FCNB as of the date of the merger agreement, and should be read in connection with the notices about forward-looking statements made by each of BB&T and FCNB in its reports filed under the Securities Exchange Act of 1934. Forward-looking statements include the information concerning possible or assumed future results of operations of BB&T or FCNB set forth under "Summary" and "The Merger-- Background of and Reasons for the Merger; Recommendation of FCNB Board" and statements preceded by, followed by or that include the words "believes," "expects," "assumes," "anticipates," "intends," "plans," "estimates" or other similar expressions. See "Where You Can Find More Information" on page 54.

   BB&T and FCNB have made statements in this document regarding estimated earnings per share of BB&T and FCNB on a stand-alone basis, expected cost savings from the merger, estimated restructuring charges relating to the merger, maintenance of FCNB's net interest margin, the anticipated accretive effect of the merger and BB&T's anticipated performance in future periods. With respect to estimated cost savings and restructuring charges, BB&T has made assumptions about, among other things, the extent of operational overlap between BB&T and FCNB, the amount of general and administrative expense consolidation, costs relating to converting FCNB's bank operations and data processing to BB&T's systems, the size of anticipated reductions in fixed labor costs, the amount of severance expenses, the extent of the charges that may be necessary to align the companies' respective accounting reserve policies and the costs related to the merger. The realization of cost savings and the amount of restructuring charges are subject to the risk that the foregoing assumptions prove to be incorrect, and actual results may be materially different from those expressed or implied by the forward-looking statements.

   Any statements in this document about the anticipated accretive effect of the merger and BB&T's anticipated performance in future periods are subject to risks relating to, among other things, the following:

  1. expected cost savings from the merger or other previously announced mergers may not be fully realized or realized within the expected time-frame;

  2. the loss of deposits, customers or revenues following the merger or other previously announced mergers may be greater than expected;

  3. competitive pressures among depository and other financial institutions may increase significantly;

  4. costs or difficulties related to the integration of the businesses of BB&T and its merger partners, including FCNB, may be greater than expected;

  5. changes in the interest rate environment may reduce margins or the volumes or values of loans made or held;

  6. general economic or business conditions, either nationally or in the states or regions in which BB&T and FCNB do business, may be less favorable than expected, resulting in, among other things, a deterioration in credit quality or a reduced demand for credit;

  7. legislative or regulatory changes, including changes in accounting standards, may adversely affect the businesses in which BB&T and FCNB are engaged;

  8. adverse changes may occur in the securities markets; and

  9. competitors of BB&T and FCNB may develop products that enable those competitors to compete more successfully than BB&T and FCNB.

   Management of each of BB&T and FCNB believes the forward-looking statements about its company are reasonable; however, shareholders of FCNB should not place undue reliance on them. Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. The future results and shareholder values of BB&T following completion of the merger may differ materially from those expressed or implied in these forward-looking statements. Many of the factors that will determine these results and values are beyond BB&T's and FCNB's ability to control or predict.

   All subsequent written and oral forward-looking statements concerning the merger or other matters addressed in this document and attributable to BB&T or FCNB or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Neither BB&T nor FCNB undertakes any obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

                                    SUMMARY

   This summary highlights selected information from this proxy statement/prospectus and may not contain all of the information that is important to you. To understand the merger fully and for a more complete description of the legal terms of the merger, you should read carefully this entire document and the documents to which we refer you. See "Where You Can Find More Information" on page 54.
Exchange Ratio to be 0.725 Shares of BB&T Common Stock for each Share of FCNB Common Stock

   If the merger is completed, you will receive 0.725 shares of BB&T common stock for each share of FCNB common stock you own, plus cash instead of any fractional share.

   On November 8, 2000, the closing price of BB&T common stock was $32.44, making the value of 0.725 shares of BB&T common stock equal to $23.52. Because the market price of BB&T stock fluctuates, you will not know when you vote what the shares will be worth when issued in the merger.

No Federal Income Tax on Shares Received in Merger (Page 31)

   Neither company is required to complete the merger unless it receives a legal opinion from BB&T's counsel to the effect that, based on certain facts, representations and assumptions, the merger will be treated as a "reorganization" for federal income tax purposes. Therefore, we expect that, for federal income tax purposes, you generally will not recognize any gain or loss on the conversion of shares of FCNB common stock into shares of BB&T common stock. You will be taxed, however, on any cash that you receive instead of any fractional share of BB&T common stock. Tax matters are complicated, and the tax consequences of the merger may vary among shareholders. We urge you to contact your own tax advisor to understand fully how the merger will affect you.

BB&T Dividend Policy Following the Merger

   BB&T currently pays regular quarterly dividends of $0.23 per share of its common stock and, over the past five years, has had a dividend payout ratio in the range of approximately 36.5% to 39.5% of recurring earnings and a compound annualized dividend growth rate of 14.9%. BB&T expects that it will continue to pay quarterly dividends consistent with this payout ratio, but may change that policy based on business conditions, BB&T's financial condition, earnings and other factors.

FCNB Board Unanimously Recommends Shareholder Approval (Page 10)

   The FCNB Board of Directors believes that the merger is in the best interests of FCNB shareholders and unanimously recommends that you vote "FOR" approval of the merger agreement. The FCNB Board believes that, as a result of the merger, you will be able to achieve greater value than you would if FCNB remained independent.

Exchange Ratio Fair to Shareholders According to FCNB's Financial Advisor (Page
15)

   FCNB's financial advisor, Danielson Associates, Inc., has given an opinion to the FCNB Board that, as of the date of this proxy statement/prospectus, the exchange ratio in the merger was fair from a financial point of view to you as FCNB shareholders. The full text of this opinion is attached as Appendix B to this proxy statement/prospectus. We encourage you to read the opinion carefully to understand the assumptions made, matters considered and limitations of the review undertaken by Danielson in rendering its fairness opinion. FCNB has agreed to pay Danielson a fee equal to 0.5% of the total value of the merger to FCNB's shareholders, of which $270,250 has been paid. The total amount of the fee will be determined, and any amount due will be paid, at the closing of the merger.

Dissent and Appraisal Rights

   Under Maryland law, you have no right in connection with the merger to object to the merger and obtain the fair value of your shares of FCNB common stock in cash.

Meeting to be held December 21, 2000 (Page 8)

   FCNB will hold the special shareholders' meeting at 10:00 a.m., Eastern time, on Thursday, December 21, 2000 at the Frederick Holiday Inn, FSK-Holidome and Conference Center, located at 5400 Holiday Drive in Frederick, Maryland. At the meeting, you will vote on the merger agreement and conduct any other business that properly arises.

The Companies (Page 39)

BB&T Corporation
200 West Second Street
Winston-Salem, North Carolina 27101
(336) 733-2000

   BB&T is a multi-bank holding company with $56.7 billion in assets. It is the fifth largest bank holding company in the Southeast and, through its banking subsidiaries, operates 823 branch offices in the Carolinas, Virginia, Maryland, Washington, D.C., West Virginia, Georgia and Kentucky. BB&T ranks first in deposit market share in West Virginia, second in North Carolina and third in South Carolina, and maintains a significant market presence in Virginia, Maryland, Georgia and Washington, D.C.

FCNB Corp
7200 FCNB Court
Frederick, Maryland 21703
(301) 662-2191

   FCNB, with $1.6 billion in assets, operates 34 banking offices through its banking subsidiary, FCNB Bank, primarily in Frederick and Montgomery counties of central Maryland. FCNB also offers insurance services, asset management, trust services, mortgage banking and financial planning, and investment services.

The Merger (Page 10)

   In the merger, FCNB will merge into BB&T, and FCNB's banking and other subsidiaries, through which it operates, will become wholly owned subsidiaries of BB&T. If the FCNB shareholders approve the merger agreement at the special meeting, we currently expect to complete the merger in the first quarter of 2001.

   We have included the merger agreement as Appendix A to this proxy statement/prospectus. We encourage you to read the merger agreement, as it is the legal document that governs the merger.

Two Thirds Shareholder Vote Required (Page 8)

   Approval of the merger agreement requires the affirmative vote of the holders of at least two thirds of the outstanding shares of FCNB common stock. If you fail to vote, it will have the effect of a vote against the merger agreement and the merger. At the record date, the directors and executive officers of FCNB and their affiliates together owned about 10.85% of the shares entitled to vote at the meeting, and we expect them to vote their shares in favor of the merger agreement and the merger.

   Brokers who hold shares of FCNB common stock as nominees will not have authority to vote them on the merger unless the beneficial owners of those shares provide voting instructions. If you hold your shares in street name, please see the voting form provided by your broker for additional information regarding the voting of your shares. If your shares are not registered in your name, you will need additional documentation from your record holder to vote the shares in person.

   The merger does not require the approval of BB&T's shareholders.

Record Date Set at October 30, 2000; One Vote per Share of FCNB Common Stock (Page 8)

   If you owned shares of FCNB common stock at the close of business on October 30, 2000, the record date, you are entitled to vote on the merger agreement and any other matters that may be properly considered at the meeting.

   On the record date, there were 11,926,222 shares of FCNB common stock outstanding. You will have one vote at the meeting for each share of FCNB common stock that you owned on the record date.

Monetary Benefits to Management (Page 25)

   When considering the recommendation of the FCNB Board, you should be aware that some of FCNB's directors and officers have interests in the merger that differ from, or are in addition to, the interests of other FCNB shareholders. These interests exist because of rights under benefit and compensation plans maintained by FCNB and, in the case of certain executive officers of FCNB, under employment agreements with Branch Banking and Trust Company, BB&T's main bank subsidiary, which will become effective upon the merger:

  . FCNB's president and chief executive officer, A. Patrick Linton, has been offered a six-year employment agreement providing for an annual base salary expected to be approximately $345,561 and the payment of additional amounts upon completion of specified events relating to the merger; and

  . Four other members of management, who have not been identified as of this date, will be offered agreements at their current salaries in effect at the effective time of the merger.

   All of these employment agreements will provide severance payments and other benefits if there is a change in control of BB&T. Also, BB&T has offered to employ two other FCNB executives, Martin S. Lapera and Mark A. Severson, following the merger and to pay them base salaries no less than their base salaries with FCNB before the merger. BB&T has also agreed to pay these executive specified bonus amounts under certain circumstances.

   In addition, Mr. Linton will be elected to the board of directors of Branch Banking and Trust Company, and the members of the FCNB Board who execute a noncompetition agreement with BB&T will be offered a position on BB&T's local advisory board for the bank's market area and, for at least two years after the merger, will receive annual fees not less than those that they now receive as FCNB Board members.

   Also, as a result of the approval by FCNB shareholders of the merger, the accounts of the FCNB directors participating in FCNB's Deferred Compensation Plan for Directors will be credited with an aggregate of approximately $2,332,241.

   The material terms and financial provisions of these arrangements are described under the heading "Interests of Certain Persons in the Merger" on page 25. The FCNB Board was aware of these and other interests and considered them when it approved and adopted the merger agreement.

Conditions that Must be Satisfied for the Merger to Occur (Page 20)

   A number of other conditions must be met for us to complete the merger, including:

  .  approval of the merger agreement by the FCNB shareholders;

  .  receipt of legal opinions concerning the tax consequences of the merger;

  . the continuing accuracy of the parties' representations in the merger agreement;

  . the continuing effectiveness of the registration statement filed with the SEC covering the shares of BB&T stock to be issued in the merger; and

  . receipt by BB&T of letters from its accountants confirming the ability to account for the merger as a pooling of interests.

   Another condition to the merger, which has already been met, is the receipt by BB&T of the approvals of the Board of Governors of the Federal Reserve System, the Maryland Commissioner of Financial Regulation and the Virginia Bureau of Financial Institutions.

Termination and Amendment of the Merger Agreement (Page 24)

   We can jointly agree at any time to terminate the merger agreement without completing the merger. Either company can also unilaterally terminate the merger agreement if:

  .  the merger is not completed by February 28, 2001;

  . any of the conditions that must be satisfied to complete the merger is not met; or

  . the other company violates, in a material way, any of its representations, warranties or obligations under the merger agreement.

   Generally, the company seeking to terminate cannot itself be in violation of the merger agreement in a way that would allow the other party to terminate.

   We can agree to amend the merger agreement in any way, except that after the shareholders' meeting we cannot decrease the consideration that you will receive in the merger. Either company can waive any of the requirements of the other company contained in the merger agreement, except that neither company can waive any required regulatory approval or the satisfaction of any condition imposed by law. Neither company intends to waive the condition that it receives a tax opinion. If a tax opinion from BB&T's counsel is not available and the FCNB Board determines to proceed with the merger, FCNB will inform you and ask you to vote again on the merger agreement.

Option Agreement (Page 33)

   As a condition to its offer to acquire FCNB, and to discourage other companies from acquiring FCNB, BB&T required FCNB to grant BB&T a stock option that allows BB&T to buy up to 2,370,000 shares of FCNB's common stock. The exercise price of the option is $15.00 per share. Generally, BB&T can exercise the option only if another party attempts to acquire control of FCNB. As of the date of this document, we do not believe that has occurred.

BB&T to Use Pooling-of-Interests Accounting Treatment (Page 33)

   BB&T will account for the merger as a pooling of interests. This will avoid the creation of goodwill relating to the merger and will enable BB&T to avoid charges against future earnings that would result from amortizing goodwill. This accounting method also means that, after the merger, BB&T will report financial results as if FCNB had always been combined with BB&T.

Share Price Information (Page 5)

   FCNB common stock is traded on The Nasdaq National Market under the symbol "FCNB" and BB&T common stock is listed on the New York Stock Exchange under the symbol "BBT". On July 26, 2000, the last full trading day before public announcement of the proposed merger, FCNB common stock closed at $19.875, and BB&T common stock closed at $25.00. On November 8, 2000, FCNB common stock closed at $22.81, and BB&T common stock closed at $32.44.

Listing of BB&T Stock

   BB&T will list the shares of its common stock to be issued in the merger on the New York Stock Exchange.

Comparative Market Prices and Dividends

   BB&T common stock is listed on the New York Stock Exchange under the symbol "BBT," and FCNB common stock is included in the Nasdaq National Market under the symbol "FCNB." The table below shows the high and low closing prices of BB&T common stock and FCNB common stock and cash dividends paid per share for the last two fiscal years plus the interim period. For BB&T, amounts reflect a 2-for-1 stock split on August 3, 1998. For FCNB, amounts reflect a 4-for-3 stock split in the form of a stock dividend paid in August 1998. The merger agreement restricts FCNB's ability to increase dividends. See page 22.

                                           BB&T                   FCNB
                                  ---------------------- ----------------------
                                                  Cash                   Cash
                                   High   Low   Dividend  High   Low   Dividend
                                  ------ ------ -------- ------ ------ --------
Quarter Ended
  March 31, 2000................. $29.19 $22.00  $0.20   $17.94 $13.00  $0.160
  June 30, 2000..................  31.75  23.88   0.20    18.06  12.19   0.160
  September 30, 2000.............  30.44  24.06   0.23    21.56  15.25   0.160
  December 31, 2000 (through
   November 8)...................  32.75  27.38   0.23    23.06  19.38   0.160
Quarter Ended
  March 31, 1999.................  40.44  34.94  0.175    22.50  18.88   0.147
  June 30, 1999..................  40.25  33.81  0.175    22.44  18.50   0.152
  September 30, 1999.............  36.63  30.50   0.20    21.88  17.63   0.139
  December 31, 1999..............  36.94  27.31   0.20    20.00  14.50   0.160
    For year 1999................  40.44  27.31   0.75    22.50  14.50   0.598
Quarter Ended
  March 31, 1998.................  33.84  29.03  0.155    24.38  20.81   0.101
  June 30, 1998..................  34.06  32.03  0.155    24.94  24.44   0.103
  September 30, 1998.............  36.03  28.00  0.175    26.81  23.88   0.108
  December 31, 1998..............  40.63  27.31  0.175    24.50  23.00   0.115
    For year 1998................  40.63  27.31   0.66    26.81  20.81   0.427

   The table below shows the closing price of BB&T common stock and FCNB common stock on July 26, 2000, the last full trading day before public announcement of the proposed merger.

     BB&T historical................................................... $ 25.00
     FCNB historical................................................... $19.875
     FCNB pro forma equivalent*........................................ $18.125

--------
* calculated by multiplying BB&T's per share closing price by the exchange ratio of 0.725

Selected Consolidated Financial Data

   We are providing the following information to help you analyze the financial aspects of the merger. We derived this information from audited financial statements for 1995 through 1999 and unaudited financial statements for the nine months ended September 30, 2000. The information provided for BB&T has been restated to include the accounts of Premier Bancshares, Inc., Hardwick Holding Co., First Banking Company of Southeast Georgia and One Valley Bancorp, each of which BB&T acquired during 2000 in a transaction accounted for as a pooling of interests. This information is only a summary, and you should read it in conjunction with our historical financial statements (and related notes) contained in the annual and quarterly reports and other documents that we have filed with the SEC. See "Where You Can Find More Information" on page 54. You should not rely on the nine-month information as being indicative of results expected for the entire year or for any future interim period.

                     BB&T--Historical Financial Information
              (Dollars in thousands, except for per share amounts)

                           As of/For the Nine
                         Months Ended September
                                   30,                     As of/For the Years Ended December 31,
                         ----------------------- -----------------------------------------------------------
                            2000        1999        1999        1998        1997        1996        1995
                         ----------- ----------- ----------- ----------- ----------- ----------- -----------
Net interest income..... $ 1,520,287 $ 1,430,363 $ 1,932,948 $ 1,759,705 $ 1,623,329 $ 1,486,488 $ 1,356,141
Net income..............     400,986     538,783     705,574     651,744     501,726     467,309     354,714
Basic earnings per
 share..................        1.00        1.36        1.78        1.67        1.29        1.20        0.90
Diluted earnings per
 share..................        0.99        1.34        1.75        1.64        1.27        1.18        0.89
Cash dividends paid per
 share..................        0.63        0.55        0.75        0.66        0.58        0.50        0.43
Book value per share....       10.90       10.23       10.19       10.17        9.12        8.62        8.34
Total assets............  56,671,181  52,383,230  53,000,836  48,190,494  43,606,211  38,612,527  35,810,281
Long-term debt..........   8,343,252   6,818,472   6,073,428   5,499,873   4,183,462   2,611,973   1,701,433

                     FCNB--Historical Financial Information
              (Dollars in thousands, except for per share amounts)

                          As of/For the Nine
                             Months Ended
                             September 30,        As of/For the Years Ended December 31,
                          ------------------- -----------------------------------------------
                            2000      1999      1999      1998      1997      1996     1995
                          --------- --------- --------- --------- --------- --------- -------
Net interest income.....  $  37,970 $  37,007 $  49,853 $  46,787 $  43,422 $  39,159 $35,999
Net income..............     11,168     6,969    10,429     9,426    11,168     7,733   8,948
Net income before
 merger-related
 expenses...............     11,207     9,943    13,520    12,587    11,453     9,644   9,251
Basic earnings per
 share..................       0.94      0.60      0.89      0.82      0.97      0.67    0.79
Diluted earnings per
 share..................       0.93      0.58      0.87      0.79      0.95      0.66    0.78
Basic earnings per share
 before merger-related
 expenses...............       0.94      0.85      1.15      1.09      0.99      0.84    0.81
Diluted earnings per
 share before merger-
 related expenses.......       0.94      0.83      1.13      1.06      0.97      0.82    0.80
Cash dividends declared
 per share..............       0.48      0.44      0.60      0.43      0.33      0.27    0.26
Book value per share....       7.89      7.68      7.53      8.52      8.32      7.43    7.11
Total assets............  1,606,868 1,463,251 1,505,796 1,459,720 1,179,435 1,002,010 849,928
Long-term debt..........     40,250    40,250    40,250    40,250       --        --    5,680

Comparative Per Share Data

   We have summarized below the per share information for our companies on a historical, pro forma combined and equivalent basis. You should read this information in conjunction with our historical financial statements (and related notes) contained in the annual and quarterly reports and other documents we have filed with the SEC. See "Where You Can Find More Information" on page 54.

   The pro forma combined information gives effect to the merger accounted for as a pooling of interests, assuming that 0.725 shares of BB&T common stock is issued for each outstanding share of FCNB common stock. Pro forma equivalent of FCNB common share amounts are calculated by multiplying the pro forma combined amounts by 0.725. You should not rely on the pro forma information as being indicative of the historical results that we would have had if we had been combined or the future results that we will experience after the merger, nor should you rely on the nine-month information as being indicative of results expected for the entire year or for any future interim period.

                                                                As of/For the
                                                                  Year Ended
                                              As of/For the      December 31,
                                            Nine  Months Ended ----------------
                                            September 30, 2000 1999  1998  1997
                                            ------------------ ----- ----- ----
Earnings per common share
  Basic
    BB&T historical........................        1.00         1.78  1.67 1.29
    FCNB historical........................        0.94         0.89  0.82 0.97
    Pro forma combined.....................        1.01         1.77  1.66 1.29
    Pro forma equivalent of one FCNB common
     share.................................        0.73         1.28  1.20 0.94
  Diluted
    BB&T historical........................        0.99         1.75  1.64 1.27
    FCNB historical........................        0.93         0.87  0.79 0.95
    Pro forma combined.....................        1.00         1.74  1.62 1.27
    Pro forma equivalent of one FCNB common
     share.................................        0.72         1.26  1.18 0.92
Cash dividends declared per common share
  BB&T historical..........................        0.63         0.75  0.66 0.58
  FCNB historical..........................        0.48         0.60  0.43 0.33
  Pro forma combined.......................        0.63         0.75  0.66 0.58
  Pro forma equivalent of one FCNB common
   share...................................        0.46         0.54  0.48 0.42
Shareholders' equity per common share
  BB&T historical..........................       10.90        10.19 10.17 9.12
  FCNB historical..........................        7.89         7.53  8.52 8.32
  Pro forma combined.......................       10.90        10.20 10.21 9.17
  Pro forma equivalent of one FCNB common
   share...................................        7.90         7.39  7.40 6.65

                            MEETING OF SHAREHOLDERS

General

   We are providing this proxy statement/prospectus to FCNB shareholders of record as of October 30, 2000, along with a form of proxy that the FCNB Board is soliciting for use at a special meeting of shareholders of FCNB to be held on Thursday, December 21, 2000 at 10:00 a.m., Eastern time, at the Frederick Holiday Inn, FSK-Holidome and Conference Center located at 5400 Holiday Drive in Frederick, Maryland. At the meeting, the shareholders of FCNB will vote upon a proposal to approve the agreement and plan of reorganization, dated as of July 26, 2000, and the related plan of merger pursuant to which FCNB would merge into BB&T. In this proxy statement/prospectus, we refer to the reorganization agreement and related plan of merger as the merger agreement. Proxies may be voted on other matters that may properly come before the meeting, if any, at the discretion of the proxy holders. The FCNB Board knows of no such other matters except those incidental to the conduct of the meeting. A copy of the merger agreement is attached as Appendix A.

   Whether or not you expect to attend the meeting, your vote is important. We request that you complete, date and sign the accompanying proxy and return it promptly to FCNB in the enclosed postage prepaid envelope.

Record Date, Voting Rights and Vote Required

   Only the holders of FCNB common stock on October 30, 2000, the record date, are entitled to receive notice of and to vote at the meeting. On the record date, there were 11,926,222 shares of FCNB common stock outstanding, held by approximately 3,137 holders of record. Each such share of FCNB common stock is entitled to one vote on each matter submitted at the meeting.

   Approval of the merger agreement requires the affirmative vote of the holders of at least two thirds of the outstanding shares of FCNB common stock. If you do not vote your shares, it will have the same effect as a vote "against" the merger agreement.

   The proposal to adopt the merger agreement is a "non-discretionary" item, meaning that brokerage firms can not vote shares in their discretion on behalf of a client if the client has not given voting instructions. Accordingly, shares held in street name that have been designated by brokers on proxy cards as not voted with respect to that proposal ("broker non-vote shares") will not be counted as votes cast on it. Shares with respect to which proxies have been marked as abstentions also will not be counted as votes cast on that proposal.

   Action on other matters, if any, that are properly presented at the meeting for consideration of the shareholders will be approved if a quorum is present and the votes in favor of the matter constitute a majority of the shares represented at the meeting and entitled to vote. A quorum will be present if a majority of the outstanding shares of FCNB common stock entitled to vote is represented at the meeting in person or by proxy. Shares with respect to which proxies have been marked as abstentions and broker non-vote shares will be treated as shares present for purposes of determining whether a quorum is present. The FCNB Board is not aware of any other business to be presented at the meeting other than matters incidental to the conduct of the meeting.

   Because approval of the merger agreement requires the affirmative vote of the holders of at least two thirds of the outstanding shares of FCNB common stock, abstentions and broker non-vote shares will have the same effect as votes against the merger. Accordingly, the FCNB Board urges you to complete, date and sign the accompanying proxy and return it promptly in the enclosed postage prepaid envelope.

   You should not send in your stock certificates with your proxy cards. See "The Merger--Exchange of FCNB Stock Certificates" on page 19.

   As of the record date, the directors and executive officers of FCNB and their affiliates beneficially owned a total of approximately 1,294,297 shares, or 10.85%, of the issued and outstanding shares of FCNB common stock (exclusive of shares that may be acquired pursuant to the exercise of stock options), and the directors and executive officers of BB&T, their affiliates, BB&T and its subsidiaries owned no shares of FCNB common stock, excluding the shares subject to the stock option agreement described under the heading "The Option Agreement" on page 33.

Voting and Revocation of Proxies

   The shares of FCNB common stock represented by properly completed proxies received at or before the time for the meeting (or any adjournment) will be voted as directed by the respective shareholders unless the proxies are revoked as described below. If no instructions are given, executed proxies will be voted "FOR" approval of the merger agreement. Proxies marked "FOR" approval of the merger agreement and executed but unmarked proxies will be voted in the discretion of the proxy holders named therein as to any proposed adjournment of the meeting. Proxies that are voted "AGAINST" approval of the merger agreement will not be voted in favor of any motion to adjourn the meeting to solicit more votes in favor of the merger. If any other matters are properly presented at the meeting and voted upon, the proxies solicited hereby will be voted on those matters at the discretion of the proxy holders named therein.

   Your attendance at the meeting will not automatically revoke your proxy. You may, however, revoke a proxy any time before its exercise by: notifying the Secretary of FCNB in writing at FCNB's principal executive offices; submitting a later-dated proxy to the Secretary of FCNB at FCNB's principal executive offices; or attending the meeting and withdrawing the proxy before it is voted. If you hold your shares in street name, please see the voting form provided by your broker for additional information regarding the voting of your shares. If your shares are not registered in your name, you will need additional documentation from your record holder to vote the shares in person.

Solicitation of Proxies

   BB&T and FCNB will each pay 50% of the cost of printing this proxy statement/prospectus, and FCNB will pay all other costs of soliciting proxies. Directors, officers and other employees of FCNB or its subsidiaries may solicit proxies personally, by telephone or facsimile or otherwise. None of these people will receive any special compensation for solicitation activities. FCNB will arrange with brokerage firms and other custodians, nominees and fiduciaries for the forwarding of solicitation material to the beneficial owners of stock held of record by such brokerage firms and other custodians, nominees and fiduciaries, and FCNB will reimburse these record holders for their reasonable out-of-pocket expenses. In addition, FCNB intends to use the services of Georgeson Shareholder Communications, Inc., a professional proxy solicitation firm, to help with soliciting proxies for the meeting, at an estimated cost of $10,000 plus out-of-pocket expenses.

Recommendation of the FCNB Board

   The FCNB Board has approved the merger agreement and believes that the proposed transaction is fair to and in the best interests of FCNB and its shareholders. The FCNB Board unanimously recommends that FCNB's shareholders vote "FOR" approval of the merger agreement. See "The Merger--Background of and Reasons for the Merger" on page 10.

                                   THE MERGER

   The following information describes the material aspects of the merger. This description does not purport to be complete and is qualified in its entirety by reference to the appendices to this proxy statement/prospectus, including the merger agreement, which is attached to this proxy statement/prospectus as Appendix A and incorporated herein by reference. All shareholders are urged to read the appendices in their entirety.

General

   In the merger, FCNB will be merged into BB&T. Shareholders of FCNB will receive common stock of BB&T in exchange for their shares of FCNB common stock on the basis of 0.725 shares of BB&T stock for each share of FCNB stock (plus cash instead of any fractional share). During the first quarter of 2001, BB&T intends to merge FCNB Bank, FCNB's subsidiary bank, into Branch Banking and Trust Company, BB&T's principal subsidiary bank.

   FCNB Capital Trust, which is a subsidiary of FCNB, holds 8.25% Subordinated Debentures that were issued by FCNB in July 1998 under an indenture between FCNB and State Street Bank and Trust Company, as trustee, and has issued 8.25% Cumulative Trust Preferred Securities. At the effective time of the merger, BB&T will assume all of FCNB's obligations under the indenture (including being substituted for FCNB), and after the merger will perform all of FCNB's obligations with respect to the debentures and the trust preferred securities.

Background of and Reasons for the Merger; Recommendation of the FCNB Board

 Background of the Merger

   In November 1999, the Executive Committee of FCNB's Board of Directors, comprised of Messrs. Clyde C. Crum, Gail T. Guyton, A. Patrick Linton, J.R. Ramsburg, Jr. and Rand D. Weinberg, requested that Mr. Linton prepare information regarding the market value of FCNB based upon the assumptions of
(1) the continued independent operation of FCNB for a period of three to five years in accordance with its current business plan and (2) a sale of FCNB in the immediate future. The Executive Committee requested this information as part of the Board of Directors' continuing effort to maximize shareholder value over the long term.

   Utilizing internal resources and information developed by members of management and information and resources provided by financial advisors with which FCNB maintains relationships, Mr. Linton prepared for the Executive Committee analyses of projected results of operations for a 5 year period, and estimates of the value of the company in immediate and future sale scenarios. He presented these analyses to the Executive Committee in January 2000. Following lengthy discussion of these analyses and the reasonableness of the assumptions and projections upon which they were based, the Executive Committee concluded that there would be potential advantage to the shareholders in pursuing a sale, and determined to further investigate the possibility of a sale.

   The Executive Committee developed a list of potential acquirors based upon a number of factors, including the likelihood of interest in pursuing an acquisition of FCNB, the ability to successfully acquire and integrate FCNB's operations, the quality, pricing and liquidity of the potential acquiror's stock, the quality and growth potential of acquiror's market, assets and earnings, and the potential acquiror's reputation and banking and community relations philosophies. Mr. Linton was instructed to make informal contact with these institutions regarding their potential interest in acquiring FCNB, structural and social issues relating to the transaction and an initial indication of potential pricing.

   Mr. Linton pursued these contacts between February and April 2000. In April 2000, Mr. Linton reported the full results of these contacts to the Executive Committee. The Executive Committee reported the analyses and the results of Mr. Linton's inquiries to the full Board of Directors, meeting in executive session, on April 11, 2000. The Board conducted a lengthy discussion on the question of merger versus continued independence, including a discussion of:

  .  FCNB's prospects as an independent company,

  .  the competitive issues facing FCNB,

  . prospects for growth of FCNB's assets and earnings from internal sources and future acquisitions,

  . the potential for increased shareholder value from continued independent operations or an acquisition by an appropriate acquiror,

  . the risks from continued independence associated with the continuing consolidation in the banking industry, which could increase competitive pressures on earnings and growth and reduce the universe of potential acquirors, and

  . the risks related to uncertainty resulting from changes in accounting treatment of acquisitions.

Based on the presentations and this discussion, the Board of Directors concluded that the interests of FCNB, its shareholders, employees and customers could be best served through the sale of FCNB. The Board authorized the Executive Committee to pursue opportunities for a sale of FCNB and to report the results of their further efforts.

   The Executive Committee met twice more in April 2000 to discuss the best manner of proceeding with the investigation of a potential transaction. At its meeting on April 25, 2000, the Executive Committee authorized Mr. Linton to request Danielson Associates to make a presentation to the committee on the current acquisitions environment and other matters.

   On May 16, 2000, the Executive Committee met with Mr. Arnie Danielson of Danielson Associates, a financial advisory firm with extensive experience and expertise in valuing and advising banking institutions on strategic issues, including in connection with the sale of banking institutions. Mr. Danielson reviewed with the Executive Committee the history of FCNB's earnings, asset growth, share price history and prospects for future growth. Mr. Danielson also reviewed with the Executive Committee trends in bank acquisitions relating to changes in the banking industry, including the diminution of the number of potential acquirors, the necessity to reduce reliance on interest rate spread income and increased reliance on fee based income sources unrelated to traditional banking activities, and the impact of new and nontraditional financial services products and delivery methods. Mr. Danielson also reviewed with the committee recent merger and acquisition transactions and the prices received in such transactions. Finally Mr. Danielson reviewed with the committee twelve companies which Danielson Associates viewed as the most likely potential acquirors for FCNB. Danielson Associates divided the potential acquirors into three categories of desirability, based on (1) the likelihood of the acquiror to be interested in FCNB and to offer to pay a fair price, (2) the desirability of the potential acquiror's stock based on current pricing, earnings and growth prospects, (3) capacity to consummate the acquisition successfully and without material negative impact on share price or earnings, and (4) social issues regarding local autonomy, employees, corporate culture and banking philosophy and reputation.

   Following discussion, the Executive Committee directed Mr. Danielson to pursue solicitation of indications of interest from six of the companies presented. In late May and early June 2000, packages of information regarding FCNB were sent to each of the six companies, together with a request for an indication of interest and potential pricing. Responses were requested by July 7, 2000. Four indications of interest, all of which were within the expected range of pricing, were received in response to the information packages. One company declined to submit an indication of interest and a second declined to submit an indication of interest, but indicated an interest in submitting a bid at a price range substantially below that indicated by the other recipients.

   On July 10, 2000, the Executive Committee reviewed the results of the solicitation process with Mr. Danielson. Mr. Danielson made a presentation on the value of the indications based on current trading value and recent trading history of the potential acquiror's shares, the reasonableness of potential acquiror's share pricing and relative market liquidity, and his discussions with representatives of the various parties. Following the presentation and a lengthy discussion of the indications of interest and the companies presenting them, the

Executive Committee determined that the indication of interest provided by BB&T had the highest potential for maximizing long-term shareholder value. In reaching this conclusion the Executive Committee considered the fact that the value of one of the indications submitted exceeded the value of BB&T's indication as of July 7, 2000 by approximately 3.7%. The Executive Committee nevertheless determined that BB&T's indication was superior to the other company's for a number of reasons, including (1) the lower multiple of earnings at which BB&T's shares traded as compared to the other company's shares, (2) their belief, based on Danielson's presentation and discussions with management of the other company, that the other company's share price was unduly high relative to the shares of similar institutions, (3) their belief that the other company's share price would be materially adversely affected as a result of the acquisition of FCNB, (4) the greater liquidity of BB&T's common stock, which has an average daily trading volume of more than ten times that of the other company's shares, and (5) the superior prospects for future earnings growth of BB&T as compared to the other company. The Executive Committee directed Mr. Danielson to contact BB&T in an effort to increase the level of their indication of interest. On July 11, 2000, Mr. Danielson reported that BB&T had agreed to increase their bid to 0.725 shares of BB&T common stock per share of FCNB common stock, which was then valued at $20.03 per share of FCNB common stock, based upon BB&T's closing price of $27 5/8 on July 11, 2000.

   The Executive Committee discussed the revised BB&T proposal and determined to recommend that the full Board of Directors authorize management to conduct negotiations with BB&T toward a definitive agreement with BB&T. Later on July 11, 2000, the Board of Directors, following an extensive discussion of events to date and Mr. Danielson's presentation, authorized Mr. Linton to conduct negotiations with BB&T toward completion of a definitive agreement with BB&T. The Board also authorized inviting BB&T to conduct its onsite due diligence examination of FCNB.

   On July 17, 2000, FCNB's counsel received drafts of the proposed merger agreement, stock option agreement, employments agreements and other documents relating to the transaction, and commenced review, discussion and negotiation of these documents with management and counsel to BB&T. BB&T conducted its onsite due diligence investigation between July 21 and July 23, 2000.

   On July 25, 2000, the Board of Directors met with FCNB's counsel and Mr. Jon Holtaway of Danielson Associates to discuss the proposed transaction with BB&T and the status of negotiations. Mr. Holtaway presented a detailed analysis of the proposed merger, including FCNB's current financial and market position, recent acquisitions pricing, an analysis of the pricing of BB&T's common stock and the fairness of the valuation of FCNB by BB&T's offer. Mr. Holtaway explained Danielson's conclusion that BB&T's common stock was fairly valued and that the proposed merger was fair to the shareholders of FCNB from a financial point of view. The Board then discussed Danielson's opinion and FCNB's prospects if it remained independent. The Board then received a presentation on and discussed at length specific provisions of the merger agreement, the stock option agreement and other transaction documents, and the status of proposed changes to the various documents and open negotiation points. Following this discussion, the Board directed Mr. Linton to continue negotiations with BB&T and adjourned until the following day to further consider the proposed merger and the results of FCNB's due diligence investigation of BB&T.

   On July 26, 2000 the Board met with Mr. Danielson and counsel to further consider the proposed merger. Following a lengthy discussion of the status of negotiations, changes to the transaction documents and other items related to the proposed merger, the Board of Directors unanimously approved the proposed merger, subject to the satisfactory finalization of the merger documents, and authorized Mr. Linton to execute and deliver the merger documents on behalf of FCNB. At approximately 8:15 P.M., BB&T and FCNB exchanged executed signature pages to the merger agreement and stock option agreement.

 FCNB's Reasons for the Merger

   In reaching the conclusion that the merger agreement and the merger are in the best interests of and advisable for FCNB and its shareholders, and in approving the merger agreement, the stock option agreement and the transactions contemplated by those agreements, the FCNB Board of Directors considered and reviewed with FCNB's senior management, as well as its financial and legal advisors, a number of factors, including the following:

  . Information regarding the business, operations, financial condition, demographics, technological capabilities, management, earnings and prospects of each of FCNB and BB&T, including the prospects of an independent FCNB to achieve growth in investment value equal to or in excess of that which BB&T is capable.

  .  The current financial services industry environment, including:

    .  the rapid consolidation within the industry,

    . the increasing use of technology-based new product delivery systems, such as the Internet, and the related expense and potential advantages of scale,

    .  increased competition,

    . decline in net interest spreads and the market's valuation of banking organizations, and

    . the apparent approaching end of pooling-of-interests accounting in 2001 which may affect market premiums for at least some period and would also negatively impact FCNB's ability to grow through continued acquisitions.

  . The directors' belief that the terms of the merger, the merger agreement and the stock option agreement are fair to and in the best interests of FCNB's shareholders.

  . The fact that the exchange ratio of BB&T common stock being offered for FCNB common stock represents a substantial premium over normalized market prices of FCNB common stock.

  .  The analyses prepared by management and Danielson Associates.

  . The opinion of Danielson Associates as of July 26, 2000 that the common stock of BB&T was fairly priced and that the exchange ratio, as set out in the merger agreement, was fair from a financial point of view to FCNB's shareholders.

  . That the merger is intended to be generally tax-free for federal income tax purposes and a pooling of interests for accounting purposes.

  . BB&T's record as an acquiror of other banks and its commitments relating to the management structure for FCNB's franchise, FCNB's employees and the communities which they serve.

  . The interests of FCNB's officers and directors that are different from, or in addition to, the interests of shareholders generally.

  . The fact that Frederick will become a regional center for BB&T following the merger.

  . The continuity of management and employees in FCNB's market following the merger.

  . The fact that approval of the merger agreement requires the consent of two thirds of the outstanding votes entitled to be cast.

   The above discussion of the information and factors considered by FCNB's Board of Directors is not meant to be exhaustive, but indicates the material matters considered by the Board. In reaching its determination to approve the merger agreement, the stock option agreement and the transactions which they contemplate, the Board did not assign any relative or specific weight to the foregoing factors, and individual directors may have considered various factors differently.

 Recommendation of FCNB's Board of Directors

   Your Board of Directors unanimously recommends that you vote "FOR" the merger agreement.

 BB&T's Reasons for the Merger

   One of BB&T's announced objectives is to pursue in-market and contiguous state acquisitions of banks and thrifts within the $250 million to $10 billion asset size range. BB&T's management believes that FCNB is an exceptional community bank, the acquisition of which will improve BB&T's financial performance and franchise value and give BB&T the leading market share central Maryland market. BB&T's management further believes that the merger will benefit FCNB's customers by giving them access to new and expanded products and services like capital markets, cash management services, leasing and international banking.

   In connection with BB&T's consideration of the merger, its management analyzed certain investment criteria designed to assess the impact of the merger on BB&T and its shareholders. For the purpose of this analysis, BB&T made the following assumptions:

  . Each of BB&T's 2000 and 2001 and FCNB's 2000 earnings per share on a stand-alone basis would be in line with the estimates published by First Call Corporation;

  . BB&T's earnings per share on a stand-alone basis for subsequent years would increase at an assumed annual rate, determined solely for the purpose of assessing the impact of the merger as described above, of 12%;

  . FCNB's earnings on a stand-alone basis for periods after 2000 would increase at an assumed rate, determined solely for the purpose of assessing the impact of the merger as described above, of 12%, before applying the effect of the assumptions described below;

  . Annual cost savings of approximately $16.5 million, or 35% of FCNB's expense base, would be realized as a result of the merger in the first 12 months of operations following conversion;

  . FCNB's core net interest margin (non-fully taxable equivalent) would be incrementally increased over years 2-6 from a projected 3.46% in 2001 to 4.20% in 2006, and would thereafter remain constant;

  . FCNB's noninterest income would increase at a rate of 18% per year in years 1-5 and at 12% per year thereafter;

  . FCNB's net charge-off rate for loan losses would be increased to 0.28% in 2001, 0.35% in 2002 and held constant thereafter; and

  . FCNB's loan loss allowance would be raised to 1.30% to match BB&T's reserve philosophy.

   Using the above assumptions, BB&T analyzed the merger to determine whether it would have an accretive or dilutive effect on estimated earnings per share, return on equity, return on assets, book value per share and leverage capital ratio. This analysis indicated that the merger would:

  . be accretive to estimated earnings per share, cash basis earnings per share, return on equity and cash basis return on equity in year 1, to return on assets in year 3 and to cash basis return on assets and book value in year 4; and

  .  result in a combined leverage ratio over 7%.

BB&T excluded from its calculations of earnings per share, return on equity and return on assets the effect of estimated one-time after-tax charges of $22.5 million related to completing the merger.

   In addition to the analysis described above, BB&T performed an internal rate of return analysis for this transaction. The purpose of this analysis was to determine if the projected performance of FCNB, after applying the assumptions described above, would conform to BB&T's criteria. BB&T's current minimum internal rate of return requirement for this type of investment is 15%. The analysis performed in connection with the FCNB merger indicated that the projected internal rate of return is 23.70%.

   None of the above information has been updated since the date of the merger agreement. There can be no certainty that the results described in the above information will be achieved or that actual results will not vary materially from the estimated results. For more information concerning the factors that could affect actual results, see "A Warning About Forward-Looking Information" on page iii.

Opinion of Financial Advisor to FCNB

   FCNB retained Danielson Associates, Inc. to advise the FCNB Board of Directors as to its "fair" sale value and the fairness to its shareholders of the financial terms of the offer to be acquired by BB&T. Danielson Associates is regularly engaged in the valuation of banks and bank holding companies in connection with mergers, acquisitions, and other securities transactions; and has knowledge of, and experience with, Maryland banking markets and banking organizations operating in those markets. Danielson Associates was selected by FCNB because of its knowledge of, expertise regarding, and reputation in the financial services industry.

   Danielson Associates reviewed the FCNB-BB&T merger agreement with respect to the pricing and other terms and conditions of the merger, but the decision as to accepting the offer was ultimately made by the Board of Directors of FCNB. Danielson Associates rendered its oral opinion to the FCNB Board of Directors, which it subsequently confirmed in writing, that as of the date of such opinion, the financial terms of the BB&T offer were "fair" to FCNB and its shareholders. No limitations were imposed by the FCNB Board of Directors upon Danielson Associates with respect to the investigation made or procedures followed by it in arriving at its opinion.

   In arriving at its opinion, Danielson Associates:

  . Reviewed certain business and financial information relating to FCNB and BB&T including annual reports for the fiscal years ended December 31, 1998 and December 31, 1999; call report data from 1990 through June 30, 2000; and the Annual Reports on Form 10-K and the Quarterly Reports on Form 10-Q for 1998, 1999 and March 31, 2000.

  . Discussed the past and current operations, financial condition and prospects of BB&T with its senior executives.

  . Reviewed the reported prices and trading activity for the BB&T Common Stock and compared it to similar bank holding companies.

  . Reviewed and compared the financial terms, to the extent publicly available, with comparable transactions.

  .  Reviewed the merger agreement and certain related documents.

  .  Considered such other factors as were deemed appropriate.

   Danielson Associates did not obtain any independent appraisal of assets or liabilities of FCNB or BB&T or their respective subsidiaries. Further, Danielson Associates did not independently verify the information provided by FCNB or BB&T and assumed the accuracy and completeness of all such information.

   In arriving at its opinion, Danielson Associates performed a variety of financial analyses. Danielson Associates believes that its analyses must be considered as a whole and that consideration of portions of such analyses could create an incomplete view of Danielson Associates' opinion. The preparation of a fairness opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description.

   In its analyses, Danielson Associates made certain assumptions with respect to industry performance, business and economic conditions, and other matters, many of which were beyond FCNB's or BB&T's control. Any estimates contained in Danielson Associates' analyses are not necessarily indicative of future results or value, which may be significantly more or less favorable than such estimates. Estimates of the value of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold.

   The following is a summary of selected analyses considered by Danielson Associates in connection with its opinion letter.

 Pro Forma Merger Analyses

   Danielson Associates analyzed the changes in the amount of earnings and book value represented by the receipt of about $221.9 million, based on BB&T's July 25, 2000 stock price, for all of the outstanding shares of FCNB common stock and options to purchase common stock, which will be paid in BB&T common stock or options to purchase BB&T common stock. The analysis evaluated, among other things, possible dilution in earnings and capital per share for BB&T common stock.

 Comparable Companies

   To determine the "fair" value of the BB&T common stock to be exchanged for the common stock of FCNB, BB&T was compared to thirteen publicly-traded bank holding companies ("comparable banks" or the "comparative group"). These comparable banks had assets in the $30 billion to $100 billion range, no extraordinary characteristics and were located in the East and Midwest.

                  Summary and Description of Comparable Banks

Comparable Banks**                                 Assets*   Headquarters
------------------                                ---------- ------------
                                                  (In mill.)
AmSouth Bancorporation...........................    $ 43    Birmingham, Ala.
Comerica Inc.....................................      41    Detroit, Mich.
Fifth Third Bancorp..............................      45    Cincinnati, Ohio
Firstar Corporation..............................      74    Milwaukee, Wis.
KeyCorp..........................................      85    Cleveland, Ohio
National City Corporation........................      85    Cleveland, Ohio
PNC Financial Services Group, Inc................      76    Pittsburgh, Pa.
Regions Financial Corporation....................      43    Birmingham, Ala.
SouthTrust Corporation...........................      44    Birmingham, Ala.
Summit Bancorp...................................      39    Princeton, N.J.
SunTrust Banks, Inc..............................     100    Atlanta, Ga.
Union Planters Corporation.......................      34    Memphis, Tenn.
Wachovia Corporation.............................      71    Winston-Salem, N.C.
BB&T.............................................    $ 49    Winston-Salem, N.C.

--------
 * June 30, 2000.
** Publicly-traded with assets between $30 billion and $100 billion in the East and Midwest

   Source: SNL Securities LC, Charlottesville, Virginia.

   Danielson Associates compared BB&T's:

  . Stock price as of July 25, 2000 equal to 12.4 times core earnings and 245% of book.

  . Dividend yield based on trailing four quarters as of June 30, 2000 and stock price as of July 25, 2000 of 3.59%.

  .  Equity as of June 30, 2000 of 7.55% of assets.

  . Nonperforming assets including loans 90 days past due as of June 30, 2000 equal to .41% of total assets.

  . Return on average assets adjusted for nonrecurring items for the twelve months ended June 30, 2000 of 1.54%.

  . Return on average equity during the same period adjusted for nonrecurring items of 20.35%, with the medians for the comparable banks.

                         BB&T--Comparable Banks Summary

                                                                   Comparable
                                                                      Banks
                                                                  --------------
                                                                  BB&T   Medians
                                                                  -----  -------
Income
  Net income/Average Assets......................................  1.54%   1.35%
  Net operating income*/Average Assets...........................  2.73    2.40
  Return on average equity....................................... 20.35   16.62

Balance Sheet
  Equity/Assets..................................................  7.55%   7.68%
  NPAs**/Assets..................................................   .41     .56

Stock Price
  Price/Earnings.................................................  12.4X   12.0X
  Price/Book.....................................................   245%    194%
  Dividend yield.................................................  3.59    3.84
  Payout ratio...................................................    40      46
  Shares traded***...............................................   619     778

--------
  * Net interest income plus noninterest income less operating expense.
 ** Nonperforming assets including loans 90 days past due and still accruing. *** Average daily volume in 2000 through July 25, 2000 (in thousands).

   Source: SNL Securities LC, Charlottesville, Virginia.

   The comparable medians were:

  .  Stock price equal to 12 times earnings and 194% of book.

  .  Dividend yield of 3.84%.

  .  Equity of 7.68% of assets.

  .  .56% of assets nonperforming.

  .  Return on average assets adjusted for nonrecurring items of 1.35%.

  .  Return on average equity adjusted for nonrecurring items of 16.62%.

 Comparable Transaction Analysis

   Danielson Associates compared the consideration to be paid in the merger to the latest twelve months earnings and equity capital of FCNB with earnings and capital multiples paid in acquisitions of banks through July 25, 2000 in the Middle Atlantic region. At the time Danielson Associates made its analysis, the consideration to be paid in the merger was 250% of FCNB's June 30, 2000 book value and 15.9 times adjusted earnings for the twelve months ended June 30, 2000. This compares to the median multiples of 192% of book value and 14.1 times earnings for comparable deals in the Middle Atlantic, adjusted for changes in the acquirer's stock price through July 25, 2000.

   There were nine comparable deals in the Middle Atlantic--broadly defined to include Maryland, New Jersey, New York, Pennsylvania, Virginia, West Virginia and the District of Columbia--announced since June 30, 1999--Staten Island Bancorp Inc. acquiring First State Bancorp; Tompkins Trustco Inc. buying

Letchworth Independent Bancshares Corporation; First Niagara Financial Group, Inc. buying Iroquois Bancorp Inc.; BB&T purchasing One Valley Bancorp Inc.; NBT Bancorp Inc. buying Lake Ariel Bancorp Inc. and Pioneer American Holding Company Corporation; M&T Bank Corporation acquiring Keystone Financial Inc. and Premier National Bancorp Inc.; and Sterling Financial Corp. buying Hanover Bancorp Inc. Based on announcement pricing, their median prices times earnings and as a percent of book were 18.7 and 243%, respectively.

 Discounted Future Earnings and Discounted Dividends Analysis

   Danielson Associates applied present value calculations to FCNB's estimated future earnings and dividend stream under several specific growth and earnings scenarios. This analysis considered, among other things, scenarios for FCNB as an independent institution and as part of another banking organization. The projected dividend streams and terminal values, which were based on a range of earnings multiples, were then discounted to present value using discount rates based on assumptions regarding the rates of return required by holders or prospective buyers of FCNB common stock.

 Other Analysis

   In addition to performing the analyses summarized above, Danielson Associates also considered the general market for bank mergers, the historical financial performance of FCNB and BB&T, the market positions of both banks and the general economic conditions and prospects of those banks.

   No company or transaction used in this composite analysis is identical to FCNB or BB&T. Accordingly, an analyses of the results of the foregoing is not mathematical; rather it involves complex consideration and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values of the company or companies to which they are being compared.

   The summary set forth above does not purport to be a complete description of the analyses and procedures performed by Danielson Associates in the course of arriving at its opinions. In payment for its services as the financial advisor to FCNB, Danielson Associates is to be paid a fee equal to 0.5% of the total value of the merger to FCNB's shareholders, estimated at about $1,109,500, of which $270,250 has already been paid. The total amount of the fee will be determined, and any amount due will be paid, at the closing of the merger.

   The full text of the opinion of Danielson Associates dated as of July 26, 2000, which sets forth assumptions made and matters considered, is attached hereto as Appendix B of this proxy statement/prospectus. FCNB shareholders are urged to read this opinion in its entirety. Danielson Associates' opinion is directed only to the consideration to be received by FCNB shareholders in the merger and does not constitute a recommendation to any FCNB shareholder as to how such shareholder should vote at the meeting.

Exchange Ratio

   In the merger, each share of FCNB common stock outstanding when the merger becomes effective will be converted into the right to receive 0.725 shares of BB&T common stock.

   You should be aware that the actual market value of a share of BB&T common stock when the merger becomes effective and at the time certificates for those shares are delivered following surrender and exchange of your certificates for shares of FCNB common stock may be more or less than the closing price per share of BB&T common stock at any other time. We urge you to obtain information on the market value of BB&T common stock that is more recent than that provided in this proxy statement/prospectus. See "Summary--Comparative Market Prices and Dividends" on page 5.

   No fractional shares of BB&T common stock will be issued in the merger. If you would otherwise be entitled to a fractional share of BB&T common stock in the merger, you will be paid an amount in cash determined by multiplying the fractional part of the share of BB&T common stock by the closing price per share of BB&T common stock on the NYSE at 4:00 p.m. eastern time on the date that the merger becomes effective as reported on NYSEnet.com or, if not reported on NYSEnet.com, another authoritative source.

Exchange of FCNB Stock Certificates

   At the effective time of the merger and without any action on the part of FCNB or the FCNB shareholders, shares of FCNB common stock will be converted into and will represent the right to receive, upon surrender of the certificate representing such shares as described below, whole shares of BB&T common stock and cash instead of any fractional share interest. Promptly after the effective time, BB&T will deliver or mail to you a form of letter of transmittal and instructions for surrender of your FCNB stock certificates. When you properly surrender your certificates or provide other satisfactory evidence of ownership, and return the letter of transmittal duly executed and completed in accordance with its instructions and any other documents as may be reasonably requested, BB&T will promptly deliver to you the merger consideration to which you are entitled, together with any declared and unpaid dividends on the merger consideration.

   You should not send in your stock certificates until you receive the letter of transmittal and instructions.

   After the effective time, and until surrendered as described above, each outstanding FCNB stock certificate will be deemed for all purposes to represent only the right to receive the merger consideration. No interest will be paid or accrued on any cash payable for fractional shares as part of the merger consideration upon the surrender of the certificate or certificates representing shares of FCNB common stock. With respect to any FCNB stock certificate that has been lost or destroyed, BB&T will pay the merger consideration attributable to such certificate upon receipt of a surety bond or other adequate indemnity, as required in accordance with BB&T's standard policy, and evidence reasonably satisfactory to BB&T of ownership of the shares in question. After the effective time, no transfer of the shares of FCNB common stock outstanding immediately prior to the effective time will be made on BB&T's stock transfer books.

   If FCNB declares a dividend on the FCNB common stock which has a record date before the effective time, and that dividend has not been paid prior to the effective time, BB&T will pay the dividend to the former FCNB shareholders.

   To the extent permitted by law, you will be entitled to vote after the effective time at any meeting of BB&T shareholders the number of whole shares of BB&T common stock into which your shares of FCNB common stock are converted, regardless of whether you have exchanged your FCNB stock certificates for BB&T stock certificates. Whenever BB&T declares a dividend or other distribution on the BB&T common stock which has a record date after the effective time, the declaration will include dividends or other distributions on all shares of BB&T common stock issuable pursuant to the merger agreement. However, no dividend or other distribution payable to the holders of record of BB&T common stock will be delivered to you until you surrender your FCNB stock certificate for exchange as described above. Upon surrender of your FCNB stock certificate, the certificate representing the BB&T common stock into which your shares of FCNB common stock have been converted, together with cash in lieu of any fractional share of BB&T common stock to which you would otherwise be entitled and any undelivered dividends, will be delivered and paid to you, without interest.

The Merger Agreement

 Effective Date and Time of the Merger

   The merger agreement provides that the closing of the merger will take place on the business day designated by BB&T that is within 30 days following the satisfaction of the conditions to the completion of the merger, or a later date mutually acceptable to the parties. The effective time will occur at the time and date specified in the articles of merger to be filed with the Secretary of State of North Carolina and the Maryland Department of Assessments and Taxation. It is currently anticipated that the filing of the articles of merger will take place as soon as practicable following the date on which the merger agreement is approved by the FCNB shareholders and all other conditions to the respective obligations of BB&T and FCNB to complete the merger have been satisfied. If the merger is approved at the meeting, BB&T and FCNB currently anticipate that the filing of the articles of merger and the effective time will occur during the first quarter of 2001. In no event will the effective time occur before January 1, 2001 without the prior consent of FCNB.

 Conditions to the Merger

   The obligations of BB&T and FCNB to carry out the merger are subject to satisfaction (or, if permissible, waiver) of the following conditions at or before the effective time:

  . all corporate action necessary to authorize the performance of the merger agreement must have been duly and validly taken, including the approval of the shareholders of FCNB of the merger agreement;

  . BB&T's registration statement on Form S-4 relating to the merger (including any post-effective amendments) must be effective under the Securities Act of 1933, as amended, no proceedings may be pending or, to BB&T's knowledge, threatened by the SEC to suspend the effectiveness of the registration statement and the BB&T common stock to be issued in the merger must either have been registered or exempt from registration under applicable state securities laws;

  . the parties must have received all regulatory approvals required in connection with the transactions contemplated by the merger agreement, all notice periods and waiting periods required with respect to the approvals must have passed and all approvals must be in effect;

  . neither BB&T nor FCNB nor any of their respective subsidiaries may be subject to any order, decree or injunction of a court or agency of competent jurisdiction that enjoins or prohibits completion of the transactions provided in the merger agreement; and

  . FCNB and BB&T must have received an opinion of BB&T's legal counsel, in form and substance satisfactory to FCNB and BB&T, substantially to the effect that the merger will constitute one or more reorganizations under
     Section 368 of the Internal Revenue Code of 1986, as amended, and that the shareholders of FCNB will not recognize any gain or loss to the extent that such shareholders exchange shares of FCNB common stock for shares of BB&T common stock.

   The obligations of FCNB to carry out the transactions in the merger agreement are also subject to the satisfaction of the following additional conditions at or before the effective time, unless, where permissible, waived by FCNB:

  . BB&T must have performed in all material respects all obligations and complied in all material respects with all covenants required by the merger agreement;

  . the shares of BB&T common stock to be issued in the merger must have been approved for listing on the NYSE, subject to official notice of issuance; and

  . FCNB must have received certain closing certificates and legal opinions from BB&T and its counsel.

In addition, all representations and warranties of BB&T will be evaluated as of the date of the merger agreement and at the effective time as though made at the effective time (or on the date designated, in the case of any representation and warranty that specifically relates to an earlier date), except as otherwise provided in the merger agreement or consented to in writing by FCNB. The representations and warranties of BB&T concerning:

  .  its capitalization,

  . its and its subsidiaries' organization and authority to conduct business,

  . its authorization of, and the binding nature of, the merger agreement and

  . the absence of any conflict between the transactions in the merger agreement and BB&T's articles of incorporation or bylaws must be true and correct (except for de minimis inaccuracies). Moreover, there must not be any inaccuracies in the representations and warranties of BB&T in the merger agreement such that the aggregate effect of such inaccuracies has, or is reasonably likely to have, a material adverse effect on BB&T.

   The obligations of BB&T to carry out the transactions in the merger agreement are also subject to satisfaction of the following additional conditions at or before the effective time, unless, where permissible, waived by BB&T:

  . no regulatory approval may have imposed any condition or requirement that, in the reasonable opinion of the BB&T Board, would so materially adversely affect the business or economic benefits to BB&T of the transactions in the merger agreement as to render the consummation of such transactions inadvisable or unduly burdensome;

  . FCNB must have performed in all material respects all of its obligations and complied in all material respects with all of its covenants required by the merger agreement;

  . BB&T must have received certain closing certificates and legal opinions from FCNB and its counsel; and

  . BB&T must have received letters from Arthur Andersen LLP, dated as of the filing of the registration statement and as of the effective time, to the effect that the merger will qualify for pooling-of-interests accounting treatment.

   In addition, all representations and warranties of FCNB will be evaluated at the date of the merger agreement and at the effective time as though made on and at the effective time (or on the date designated, in the case of any representation and warranty that specifically relates to an earlier date), except as otherwise provided in the merger agreement or consented to in writing by BB&T. The representations and warranties of FCNB concerning:

  .  its capitalization,

  . its and its subsidiaries' organization and authority to conduct business,

  .  its ownership of its subsidiaries and other equity interests,

  .  its authorization of, and the binding nature of, the merger agreement,

  . the absence of conflict between the transactions in the merger agreement and FCNB's articles of incorporation or bylaws,

  . its forbearance from taking any actions that would negatively affect the pooling-of-interests accounting treatment for, or the tax-free elements of, the merger or the receipt of necessary regulatory approvals and

  . actions taken to exempt the merger from any applicable anti-takeover laws must be true and correct (except for de minimis inaccuracies). Moreover, there must not be any inaccuracies in the representations and warranties of FCNB in the merger agreement such that the effect of such inaccuracies individually or in the aggregate has, or is reasonably likely to have, a material adverse effect on FCNB (evaluated without regard to the merger of FCNB into BB&T).

 Conduct of FCNB's and BB&T's Businesses Prior to the Effective Time of the
 Merger

   Except with the prior consent of BB&T, not to be unreasonably or arbitrarily withheld or delayed, before the effective time of the merger, neither FCNB nor any of its subsidiaries may:

  . carry on its business except in the ordinary course and in substantially the same manner as previously conducted, or establish or acquire any new subsidiary or engage in any new type of activity or expand any existing activities;

  . declare or pay any dividend or distribution on its capital stock, other than regularly scheduled quarterly dividends of $0.16 per share of FCNB common stock payable on record dates consistent with past practice (except that, unless otherwise agreed, any dividend declared or payable in the quarterly period during which the effective time occurs may be declared with a record date before the effective time only if the normal record date for payment of the corresponding quarterly dividend on BB&T common stock is before the effective time);

  . issue any shares of capital stock, except pursuant to options outstanding as of the date of the merger agreement, or pursuant to the option granted to BB&T in connection with the merger agreement;

  . issue, grant or authorize any rights to acquire capital stock or effect any recapitalization, reclassification, stock dividend, stock split or similar change in capitalization, except that FCNB may grant options under its stock option plans in the ordinary course of business consistent with its practice during 1999;

  .  amend its articles of incorporation or bylaws;

  . impose or permit the imposition or existence of any lien, charge or encumbrance on any share of stock held by it in any FCNB subsidiary or release any material right or cancel or compromise any debt or claim, in each case other than in the ordinary course of business;

  . merge with any other entity or permit any other entity to merge into it, acquire control over any other entity or dispose of any material amount of assets or acquire any material amount of assets, in each case other than in the ordinary course of its business consistent with past practices;

  . fail to comply in any material respect with any legal requirements applicable to it and to the conduct of its business;

  . increase the compensation of any of its directors, officers or employees (excluding increases resulting from the exercise of compensatory stock options), or pay or agree to pay any bonus or provide any new employee benefit or incentive, except for increases or payments made in the ordinary course of business consistent with past practice pursuant to existing plans or arrangements and annual year-end salary increases not to exceed in total 5% of payroll;

  . enter into or substantially modify (except as may be required by law or provided in the merger agreement) any employee benefit, incentive or welfare arrangement, or any related trust agreement, relating to any of its directors, officers or other employees (other than renewals consistent with past practice);

  . solicit inquiries or proposals with respect to, furnish any information relating to, or participate in any discussions concerning, any other business combination with FCNB or any FCNB subsidiary, or fail to notify BB&T immediately if any such inquiry or proposal is received, any such information is requested or required or any such discussions are sought (except that this would not apply to furnishing information, negotiations or discussions following an unsolicited offer if FCNB is advised by legal counsel that in its opinion the failure to furnish information or negotiate would likely constitute a breach of the fiduciary duty of the FCNB Board to the FCNB shareholders);

  . enter into (a) any material agreement or commitment other than in the ordinary course, (b) any agreement, indenture or other instrument other than in the ordinary course relating to the borrowing of money by FCNB or a FCNB subsidiary or guarantee by FCNB or a FCNB subsidiary of any obligation, (c) any agreement or commitment relating to the employment or severance of a consultant or the employment, severance or retention in office of any director, officer or employee (except for the election of directors or the reappointment of officers in the normal course) or
     (d) any contract, agreement or understanding with a labor union;

  . change its lending, investment or asset liability management policies in any material respect, except as required by applicable law, regulation or directives, and except as provided for in the merger agreement;

  . change its methods of accounting in effect at December 31, 1999, except as required by changes in accounting principles or change any of its federal income tax reporting methods from those used in the preparation of its tax returns for the year ended December 31, 1999, except as required by changes in law;

  . except for certain permitted expenditures, incur any new commitments for capital expenditures or obligations to make capital expenditures in excess of $100,000 for any one expenditure or $1,000,000 in the aggregate;

  . incur any new indebtedness other than deposits from customers, brokered deposits, advances from the Federal Home Loan Bank or Federal Reserve Bank, federal funds purchases, correspondent bank lines and reverse repurchase arrangements in the ordinary course of business consistent with past practice;

  . take any action that would or could reasonably be expected to (a) cause the merger not to be accounted for as a pooling of interests or not to constitute a tax-free reorganization as determined by BB&T, (b) result in any inaccuracy of a representation or warranty that would permit termination of the merger agreement or (c) cause any of the conditions to the merger to fail to be satisfied;

  . dispose of any material assets other than in the ordinary course of business; or

  .  agree to do any of the foregoing.

   FCNB has also agreed:

  . to take such actions as may be reasonably necessary to modify the structure of the merger as long as the modification does not reduce the consideration to be received by FCNB shareholders, abrogate the covenants contained in the merger agreement or substantially delay the completion of the merger;

  . to cooperate with BB&T concerning accounting and financial matters necessary to facilitate the merger, including issues arising in connection with record keeping, loan classification, valuation adjustments, levels of loan loss reserves and other accounting practices;

  . to keep BB&T advised of all material developments relevant to its business prior to completion of the merger; and

  .  to provide BB&T access to FCNB's books and records.

   Except with the prior consent of FCNB, not to be arbitrarily or unreasonably withheld or delayed, before the effective time, neither BB&T nor any subsidiary of BB&T may take any action that would or might be expected to:

  . cause the merger not to constitute a pooling of interests or a tax-free reorganization,

  . result in any inaccuracy of a representation or warranty that would allow termination of the merger agreement,

  . cause any of the conditions precedent to the transactions contemplated in the merger agreement to fail to be satisfied;

  . exercise the option agreement executed concurrently with the merger agreement other than in accordance with its terms or dispose of shares of FCNB common stock acquired under that agreement other than in accordance with its terms; or

  . fail to comply in any material respect with any laws, regulations, ordinances or governmental actions applicable to it and to the conduct of its business.

   BB&T has also agreed to keep FCNB advised of all material developments relevant to its business prior to completion of the merger.

 Waiver; Amendment; Termination; Expenses

   Except with respect to any required regulatory approval or other condition imposed by law, BB&T or FCNB may at any time (whether before or after approval of the merger agreement and the plan of merger by the FCNB shareholders) extend the time for the performance of any of the obligations or other acts of the other party and may waive (a) any inaccuracies of the other party in the representations or warranties contained in the merger agreement, the plan of merger or any document delivered pursuant thereto, (b) compliance with any of the covenants, undertakings or agreements of the other party, or satisfaction of any of the conditions precedent to its obligations, contained in the merger agreement or in the plan of merger or (c) the performance by the other party of any of its obligations set out in the merger agreement or in the plan of merger. The parties may also mutually amend or supplement the merger agreement in writing at any time. However, no extension, waiver, amendment or supplement which would reduce either the exchange ratio or the payment terms for fractional interests to be provided to holders of FCNB common stock upon completion of the merger will be made after the FCNB shareholders approve the merger agreement and the plan of merger.

   If any of the conditions to the obligation of either party to complete the merger is not fulfilled, that party will consider the materiality of such nonfulfillment. In the case of the nonfulfillment of a condition to FCNB's obligations, FCNB will, if it determines it appropriate under the circumstances, resolicit shareholder approval of the merger agreement and the plan of merger and provide appropriate information concerning the obligation that has not been satisfied.

   The merger agreement may be terminated, and the merger may be abandoned:

  . at any time before the effective time, by the mutual consent in writing of BB&T and FCNB;

  . at any time before the effective time, by either party (a) in the event of a material breach by the other party of any covenant or agreement contained in the merger agreement or (b) in the event of an inaccuracy of any representation or warranty of the other party contained in the merger agreement that would provide the nonbreaching party the ability to refuse to complete the merger under the applicable standard in the merger agreement (see "--Conditions to the Merger"); and, in either case, if the breach or inaccuracy has not been cured by the earlier of 30 days following notice of the breach or inaccuracy to the party committing it or the effective time;

  . at any time before the effective time, by either party in writing, if any of the conditions precedent to the obligations of the other party to complete the transactions contemplated by the merger agreement cannot be satisfied or fulfilled before the effective time, and the party giving the notice is not in material breach of any of its representations, warranties, covenants or undertakings;

  . at any time, by either party in writing, if any of the applications for prior regulatory approval are denied and the time period for appeals and requests for reconsideration has run;

  . at any time, by either party in writing, if the shareholders of FCNB do not approve the merger agreement by the required vote; or

  . at any time following February 28, 2001 by either party in writing, if the effective time has not occurred by the close of business on such date and the party giving the notice is not in material breach of any of its representations, warranties, covenants or undertakings.

   If the merger agreement is terminated pursuant to any of the provisions described above, both the merger agreement and the plan of merger will become void and have no effect, except that (a) provisions in the merger agreement relating to confidentiality and expenses will survive the termination and (b) a termination for an uncured breach of a covenant or agreement or inaccuracy in a representation or warranty will not relieve the breaching party from liability for that breach or inaccuracy.

   Each party will pay the expenses it incurs in connection with the merger agreement and the merger, except that printing expenses and SEC filing fees incurred in connection with the registration statement and this proxy statement/prospectus will be paid 50% by BB&T and 50% by FCNB.

Interests of Certain Persons in the Merger

   Certain members of FCNB's management have interests in the merger that are in addition to their interests as FCNB shareholders and optionholders. The FCNB Board was aware of these factors and considered them, among other matters, in approving the merger agreement and the merger.

 Employment Agreements

   In connection with the merger, Branch Banking and Trust Company, BB&T's North Carolina banking subsidiary ("BB&T-NC") has entered into a six-year employment agreement with A. Patrick Linton and expects to offer to enter into a three-year employment agreement with up to four other officers of FCNB, who have not been determined as of the date of this proxy statement/prospectus. Mr. Linton's employment agreement provides for his employment as Regional President of the Frederick, Maryland area.

   The employment agreement with Mr. Linton provides that he will receive a base salary not less than the annual base salary rate payable to him by FCNB just before the merger occurs (which is expected to be approximately $330,561), plus $15,000, and that he will receive a percentage increase in Base Salary each year at least as great as the average percentage increase received for such year by other similarly situated officers of BB&T-NC. Each of the other employees will receive a base salary at least equal to that previously received from FCNB and may receive annual increases (subject to an annual review determined in accordance with the compensation policies and procedures of BB&T-
NC). Each employee will be eligible to receive an annual bonus payment pursuant to the terms of BB&T's Amended and Restated Short Term Incentive Plan. In addition, the employees will be eligible to be granted stock options annually under BB&T's Amended and Restated 1995 Omnibus Stock Incentive Plan or a successor plan on the same basis as similarly situated officers of BB&T-NC; however, the number of options granted, if any, as of the first BB&T grant date will be equitably adjusted by BB&T so as to avoid duplication of such options with any options to acquire FCNB common stock granted to the employees during the year ending on that first BB&T grant date. Mr. Linton's agreement further provides that he will receive annually options valued in accordance with option valuation models used by BB&T at no less than 42% of his base salary.

   The employment agreements further provide that the employee will receive, on the same basis as other similarly situated officers of BB&T-NC, employee pension and welfare benefits such as sick leave, vacation, group disability and health, dental, life and accident insurance and similar indirect compensation that may be extended to similarly situated officers, such benefits to commence as of a date determined by not later than January 1 following the close of the year in which FCNB bank is merged into BB&T or one of its subsidiaries. Until that date, FCNB plans that provide benefits of the same type or class as a corresponding BB&T plan will continue in effect for the employees. Mr. Linton's employment agreement further provides that he will be entitled to receive supplemental retirement payments from BB&T-NC having a present value equal to the present value of the supplemental retirement benefit provided under the FCNB supplemental retirement plan, reduced by the present value of the benefits, if any, payable to Mr. Linton under any defined benefit pension plan of BB&T-NC and any supplemental retirement plan of BB&T-NC. BB&T will reasonably determine these benefits and present values, and will make the payments at the times provided in the FCNB supplemental retirement benefit plan as in effect on July 1, 2000. In applying employee plans of BB&T-NC having a waiting period for eligibility or vesting, service by Mr. Linton with FCNB and FCNB subsidiaries will be deemed to be service with BB&T-NC for purposes of determining eligibility to participate and vesting, but not for the purposes of benefit accrual.

   In addition, under his employment agreement BB&T has agreed to pay Mr. Linton the following conditional amounts upon the successful completion of the designated tasks:

  .  $305,500 upon consummation of the merger, payable within five days; and

  . $305,500 upon substantial completion of the conversion of FCNB's data processing systems to BB&T's computer systems, payable not later than the end of the calendar quarter in which the conversion is substantially completed.

If, before the date for payment of the amount referenced in the second bullet point above, Mr. Linton dies, or his employment is terminated by BB&T-NC because of his disability or for just cause (as that term is defined in the employment agreement), or by Mr. Linton other than for good reason (as that term is defined in the employment agreement), Mr. Linton will not be entitled to receive the conditional payment corresponding to any uncompleted task. If Mr. Linton's employment as a senior executive with BB&T-NC is terminated by BB&T-NC other than because of his disability or just cause, or by Mr. Linton for good reason, he will continue to be entitled to receive the conditional payments upon completion of the uncompleted task. These conditional payments will be deemed to be compensation for income tax purposes, but will not be deemed to be compensation or otherwise taken into account for purposes of determining benefits or contributions on behalf of Mr. Linton under any retirement plan or program of BB&T-NC or any other plan, program or arrangement of BB&T-NC (including for purposes of determining benefits under any supplemental retirement plan), and will not be taken into account in determining Termination Compensation for Mr. Linton as described below.

   Mr. Linton's agreement provides that, at any time during the agreement's term following 60 days after completion of conversion of FCNB's data processing systems to those of BB&T-NC, Mr. Linton may elect to relinquish his responsibilities as Regional President of the Frederick, Maryland area of BB&T-NC and to become an independent consultant to BB&T-NC. As an independent consultant, Mr. Linton would render services as an independent contractor (and not as an employee) in the nature of customer and community relations, business development, employee relations and general advice and assistance relating to BB&T-NC's customers and employees and to the growth and development in Maryland of the business of BB&T-NC. These services would be rendered at times and on a schedule determined by Mr. Linton, and reasonably convenient to both BB&T-NC and Mr. Linton. Mr. Linton would not be required to maintain records of hours worked or to work in accordance with any fixed schedule during the portion of the agreement's term that he is a consultant.

   During the consulting period, the employment agreement would generally continue in full force and effect in accordance with its terms except that Mr. Linton would not be entitled during the consulting period to receive base salary, bonuses, stock options or employee benefits on the same basis as he would as an employee of BB&T-NC. Instead, he would receive during the consulting period, as compensation for the consulting services and in consideration of covenants not to compete that Mr. Linton has made in the agreement, an annual amount equal to his annual base salary rate in effect immediately preceding the start of the consulting period, payable in substantially equal monthly installments. In addition, in consideration of his consulting services and his noncompetition covenants, he would be provided:

  . health insurance and life insurance benefits comparable to the group employee benefits which BB&T-NC may from time to time extend to its officers, at a cost to Mr. Linton no greater than the cost to such officers;

  . a retirement benefit payable directly by BB&T-NC economically equivalent to the benefit he would have received under BB&T-NC's defined benefit pension plan (and reduced by any duplicative benefits payable under such defined benefit plan) if he had been an employee of BB&T-NC during the consulting period, payable in accordance with the same payment options as are available under such defined benefit plan at the end of the agreement's term;

  . a benefit economically equivalent to the benefit he would have been entitled to receive under BB&T-NC's Section 401(k) plan if he were a participant in such plan, based on compensation deferrals by Mr. Linton during the Consulting Period and investment performance of investment options available under such plan as selected from time to time by Mr. Linton, payable in accordance with the same payment options as are available under such plan at the end of the term of the agreement; and

  . the disability benefits otherwise provided for in the agreement or economically equivalent benefits.

   Each employment agreement provides that, if BB&T-NC terminates the employee's employment other than because of disability or for cause and if the employee complies with certain noncompetition provisions, he or she will be entitled to receive as "Termination Compensation" an annual payment equal to the highest amount of cash compensation (including bonuses) received during any of the preceding three calendar years for the period commencing on the date of the termination and ending at the end of the original term of the agreement. In addition, each employee will continue to receive health insurance coverage and other group employee benefits from, and to participate in retirement plans of, BB&T-NC on the same terms as were in effect before the termination, either under BB&T-NC's plans or comparable coverage, during the time payments of Termination Compensation are made.

   Each employment agreement further provides that, in the event of a "Change of Control" (as defined below) of BB&T-NC or BB&T, the employee may voluntarily terminate employment for "Good Reason" (as defined below) until twelve months after the Change of Control and (a) be entitled to receive in a lump sum (1) any compensation due but not yet paid through the date of termination and (2) in lieu of any further salary payments from the date of termination to the end of the term of the agreement, an amount equal to his or her Termination Compensation times 2.99, and (b) continue for the remainder of the term of the agreement, to receive health insurance coverage and other group employee welfare benefits on the same terms as were in effect either (1) at the date of termination or (2) if such plans and programs in effect before the Change of Control were, considered together as a whole, materially more generous to the officers of BB&T-NC than such plans and programs at the date of termination, at the date of the Change of Control.

   "Good Reason" means any of the following events occurring without the consent of the employee in question:

  . the assignment to him or her of duties inconsistent with the position and status of his or her title;

  . a reduction in his or her pay grade or base salary as then in effect, or the exclusion of him or her from participation in benefit plans in which he or she previously participated;

  . an involuntary relocation of him or her more than 30 miles from the location where he or she worked immediately before a Change in Control, or BB&T-NC's breach of any material provision of the employment agreement; or

  . any purported termination of his or her employment by BB&T-NC not effected in accordance with the employment agreement.

   A "Change of Control" would be deemed to occur if:

  . any person or group of persons (as defined in the Securities Exchange Act of 1934, as amended) together with its affiliates, excluding employee benefit plans of BB&T-NC or BB&T, is or becomes the beneficial owner of securities of BB&T-NC or BB&T representing 20% or more of the combined voting power of BB&T-NC's or BB&T's then outstanding securities;

  . as a result of a tender offer or exchange offer for the purchase of securities of BB&T-NC or BB&T (other than an offer by BB&T for its own securities), or as a result of a proxy contest, merger, consolidation or sale of assets, or as a result of any combination of the foregoing, individuals who at the beginning of any two-year period constitute the BB&T Board, plus new directors whose election or nomination for election by BB&T's shareholders is approved by a vote of at least two-thirds of the directors still in office who were directors at the beginning of the two-year period, cease for any reason during the two-year period to constitute at least two-thirds of the members of the BB&T Board;

  . the shareholders of BB&T approve a merger or consolidation of BB&T with any other corporation or entity, regardless of which entity is the survivor, other than a merger or consolidation that would result in the voting securities of BB&T outstanding immediately beforehand continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) at least 40% of the combined voting power of the voting securities of BB&T or the other surviving entity outstanding immediately after the merger or consolidation;
  . the shareholders of BB&T approve a plan of complete liquidation or winding-up of BB&T or an agreement for the sale or disposition by BB&T of all or substantially all of BB&T's assets; or
  . any other event occurs that the BB&T Board determines should constitute a Change of Control.

   If any of the payments to be made under any of the employment agreements would constitute a "parachute payment," as defined in Section 280G of the Internal Revenue Code, the payments would be reduced by the smallest amount necessary so that no portion of such payments would be a "parachute payment." A "parachute payment" generally is a payment which is contingent on a change in the control of the corporation and the present value of which equals or exceeds three times the "base amount," which is generally defined as an individual's annualized includable compensation for the "base period," which is generally the most recent five taxable years ending before the date of the change in control. Sections 280G and 4999 of the Code generally provide that if "parachute payments" are paid to an individual, everything above the base amount will be subject to a 20% excise tax payable by the individual (in addition to the payment of regular income taxes on the payments), as well as be nondeductible by the employer for federal income tax purposes.

   The employment agreements will supersede any of the existing employment agreements and change of control arrangements of the employees with FCNB or its subsidiaries.

   BB&T has offered in writing to employ two other FCNB executives, Martin S. Lapera, Executive Vice President of FCNB and FCNB Bank and Chief Operating and Lending Officer of FCNB Bank and Mark A. Severson, Senior Vice President and Treasurer of FCNB and Senior Vice President and Chief Financial Officer of FCNB Bank, after the merger. BB&T will pay them base salaries no less than their base salaries with FCNB immediately before the merger and provide them with benefits comparable to those of similarly situated employees. In recognition of the value of past and future services from these two executives, BB&T has also agreed to pay these executives specified bonus amounts under certain circumstances, as described below. Employment would begin on the date of the merger and would continue at least until the earlier of (a) 30 days following completion of the conversion of FCNB's operating systems or (b) September 1, 2001.

   If Mr. Lapera or Mr. Severson, as the case may be, is in the employ of FCNB at the effective time of the merger and continues in the employ of BB&T, then within ten days after the merger BB&T will pay the executive a bonus based on the executive's "Compensation Average." The Compensation Average is equal to the sum of the executive's average annual base salary as in effect immediately before the merger, plus the average of the bonuses received by the executive from FCNB for the calendar years 1998, 1999 and 2000. For Mr. Lapera, the bonus would be his Compensation Average times 1.5, and for Mr. Severson the bonus would be his Compensation Average times 0.75. In addition, if BB&T terminates the executive's employment before the earlier of the two dates described above, or if the executive is employed through the earlier of the two dates and voluntarily leaves within the 30 days after that date, BB&T would make a special payment to the executive of 1.5 times the executive's Compensation Average (for Mr. Lapera) and 0.75 times the executive's Compensation Average (for Mr. Severson). The executive would not receive any other benefits or payments after termination of employment, other than those to which he would be entitled under BB&T's employee benefit plans. If BB&T terminated the executive before the earlier of the two dates, or if he voluntarily terminated his employment during the 30 days after the earlier of the two dates, he would be eligible to participate in BB&T's life, medical, health, accident and disability insurance and survivor's income benefit plans to the extent these benefits would have been provided if he had continued in employment, for 30 months in the case of Mr. Lapera and 12 months in the case of Mr. Severson. If both payments were made, then based upon their salaries in effect on June 30, 2000 and using the average of bonuses received for 1997, 1998 and 1999, Mr. Lapera would receive $689,097 and Mr. Severson would receive $236,298. Mr. Lapera's agreement with BB&T includes a "gross-up" provision pursuant to which BB&T would pay Mr. Lapera 130% of any "parachute payment" excise tax imposed in connection with his agreement.

 BB&T-NC Board of Directors; Advisory Board

   The merger agreement provides that Mr. Linton will be elected to BB&T-NC's board of directors and will be reelected (subject to his continuing to qualify for service on the board) during the period in which he serves as Regional President or as a consultant under his employment agreement with BB&T-NC. Members of the BB&T-NC Board who are not employees of BB&T or any of its affiliates are entitled to receive fees for service on the board in accordance with BB&T's policies as in effect from time to time.

   At the effective time of the merger of FCNB Bank into BB&T-NC, BB&T will offer each member of the FCNB Board a seat on BB&T's advisory board for the BB&T Community Bank region based in Frederick, Maryland, conditional upon BB&T's receipt of a noncompetition agreement from such director. For two years after the effective time, those members will receive, as compensation for service on the advisory board, member's fees (annual retainer and attendance fees) at least equal in amount each year to those that they were receiving as of July 1, 2000 as directors of FCNB. These advisory board members will thereafter receive fees in accordance with BB&T's standard schedule of advisory board service fees. Each advisory board member will be reappointed to the board unless and until he or she is deemed by BB&T to be disqualified for good reason, BB&T no longer maintains an advisory board for the area, or the member is prohibited from serving because he or she has attained the maximum age for service, which is currently age 70 (except that for five years after the effective time, none of these board members may be prohibited from serving because he or she has reached the maximum age for service). Until the merger of FCNB Bank into BB&T-NC, the Board of Directors of FCNB will continue to serve in that capacity.

   Certain FCNB directors participate in a deferred compensation plan. Under the terms of this plan, upon approval of the merger agreement by the shareholders of FCNB, the account of each participating FCNB director will be credited with approximately the amounts set forth below.

   Name                                               Amount Credited to Account
   ----                                               --------------------------
   George B. Callan, Jr..............................          $ 43,500
   Miles M. Circo....................................          $254,845
   Shirley D. Collier................................          $ 86,624
   Clyde C. Crum.....................................          $522,644
   James S. Grimes...................................          $165,006
   Bernard L. Grove, Jr. ............................          $122,353
   Gail T. Guyton....................................          $283,664
   Frank L. Hewitt, III..............................          $ 70,229
   A. Patrick Linton.................................          $157,639
   Jacob R. Ramsburg, Jr. ...........................          $253,435
   Kenneth W. Rice...................................          $196,658
   Rand D. Weinberg..................................          $139,809
   DeWalt J. Willard, Jr. ...........................          $ 35,336

   Participants under the deferred compensation plan will be required to begin taking distributions of the amounts in their accounts, including previously deferred director fees and accrued earnings on such amounts, two months after termination of service. Payments may be stretched over a period of up to 10 years. Any amounts in the participants' accounts will continue to accrue interest at a rate of 10% per year. As a result of the approval of the merger agreement by shareholders, FCNB, or BB&T as its successor, will establish a trust with sufficient assets to fund the distribution of the amounts credited to the directors' accounts.

 Indemnification of Directors and Officers

   The merger agreement provides that BB&T or one of its subsidiaries will maintain for three years after the effective time directors' and officers' liability insurance covering directors and officers of FCNB and its subsidiaries for acts or omissions occurring before the effective time. This insurance will provide at least the same coverage and amounts as contained in FCNB's policy on the date of the merger agreement, unless the annual premium on the policy would exceed 150% of the annual premium payments on FCNB's policy, in which case BB&T would maintain the most advantageous policies of directors' and officers' liability insurance obtainable for a premium equal to that amount. BB&T has also agreed to indemnify all individuals who are or have been officers, directors, employees of FCNB or a FCNB subsidiary before the effective time of the merger from any acts or omissions in such capacities before the effective time of the merger to the extent such indemnification is provided under the articles of incorporation or bylaws of FCNB or the FCNB subsidiary or permitted by the Maryland General Corporation Law, and in all cases only to the extent permitted under the North Carolina Business Corporation Act.

Regulatory Considerations

   Financial holding companies (such as BB&T) and bank holding companies (such as FCNB) and their depository institution subsidiaries are highly regulated institutions, with numerous federal and state laws and regulations governing their activities. These institutions are subject to ongoing supervision, regulation and periodic examination by various federal and state financial institution regulatory agencies. Financial holding companies that own one or more commercial banks are considered bank holding companies under state and federal law for certain transactions, including the merger. Detailed discussions of this ongoing regulatory oversight and the laws and regulations under which it is carried out can be found in the Annual Reports on Form 10-K of BB&T and of FCNB incorporated by reference in this proxy statement/prospectus. Those discussions are qualified in their entirety by the actual language of the laws and regulations, which are subject to change based on possible future legislation and action by regulatory agencies. See "Where You Can Find More Information" on page 54.

   The merger and the subsidiary bank mergers are subject to regulatory approvals, as set forth below. To the extent that the following information describes statutes and regulations, it is qualified in its entirety by reference to those particular statutes and regulations.

 The Merger

   The merger is subject to approval by the Board of Governors of the Federal Reserve System under the Bank Holding Company Act of 1956. In considering the approval of a transaction such as the merger, this Act requires the Federal Reserve to review the financial and managerial resources and future prospects of the bank holding companies and the banks concerned and the convenience and needs of the communities to be served. The Federal Reserve also is required to evaluate whether the merger would result in a monopoly or would be in furtherance of any combination or conspiracy or attempt to monopolize the business of banking in any part of the United States or otherwise would substantially lessen competition or tend to create a monopoly or which in any manner would be in restraint of trade, unless it finds the anti-competitive effects of the proposed transaction are clearly outweighed in the public interest by the probable effect of the transaction in meeting the convenience and needs of the communities to be served.

   Where a transaction, such as the merger, involves the acquisition by a bank holding company of a bank located in a state other than the home state of the bank holding company (in this case North Carolina), the Bank Holding Company Act authorizes the Federal Reserve to approve the transaction without regard to the laws of any state, provided the bank holding company is adequately capitalized and adequately managed and certain other limitations are not exceeded. BB&T is considered well-capitalized and well-managed under the Federal Reserve's Regulation Y, and the transaction does not exceed the other limitations.

   The merger also is subject to approval by the Maryland Commissioner of Financial Regulation under the bank holding company provisions of the Maryland Financial Institutions Code, which permit a bank holding company, such as BB&T, to directly or indirectly acquire a Maryland bank, such as FCNB Bank, if the Maryland Commissioner approves the transaction. In its review of the merger, the Maryland Commissioner is required to consider, among other things, whether the merger would be detrimental to the safety and soundness of the banks to be acquired and whether the merger would result in an undue concentration of resources or a substantial reduction in competition in Maryland.

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

   BB&T also is required to provide notice to the Virginia Bureau of Financial Institutions under the bank holding company act provisions of the Virginia Code, which permit an out-of-state bank holding company that controls a Virginia bank, such as BB&T, to acquire a bank outside of Virginia, such as FCNB, if the Bureau approves the transaction. The Bureau is required to approve the transaction if it determines that the transaction would not be detrimental to the safety and soundness of the Virginia bank.

   All of the required applications and notices for the merger were submitted to the appropriate regulatory agencies, and BB&T received the approval of the Federal Reserve Bank of Richmond, under delegated authority, on October 19, 2000 and the Virginia Bureau of Financial Institutions on October 12, 2000, and has received verbal notification of approval from the Maryland Commissioner of Financial Regulation.

 The Subsidiary Bank Mergers

   Although not required by the terms of the merger agreement or the plan of merger and not a condition to the merger, BB&T expects to effect the merger of FCNB Corp's banking subsidiary into BB&T-NC during the first quarter of 2001. The subsidiary bank merger is subject to approval of the Federal Deposit Insurance Corporation under the Bank Merger Act. In granting its approval under the Bank Merger Act, the FDIC must consider the financial and managerial resources and future prospects of the existing and proposed institutions and the convenience and needs of the communities to be served. Further, the FDIC may not approve any subsidiary bank merger if it would result in a monopoly, if it would be in furtherance of any combination or conspiracy to monopolize or to attempt to monopolize the business of banking in any part of the United States, if the effect of the subsidiary bank merger in any section of the country may be to substantially lessen competition or to tend to create a monopoly or if it would be in any other manner in restraint of trade, unless the FDIC finds that the anticompetitive effects of the subsidiary bank merger are clearly outweighed in the public interest by the probable effect of such merger in meeting the convenience and needs of the communities to be served. In addition, the FDIC must take into account the record of performance of the existing and proposed institutions under the Community Reinvestment Act of 1977 in meeting the credit needs of the community, including low- and moderate-income neighborhoods, served by the institutions. Applicable regulations also require publication of notice of the applications for approval of the subsidiary bank merger and an opportunity for the public to comment on the applications in writing and to request a hearing.

   The North Carolina Commissioner of Banks also must approve the subsidiary bank merger under the bank merger act provisions of the North Carolina General Statutes. In its review of the subsidiary bank merger, the N.C. Commissioner is required to consider whether the interests of the depositors, creditors and shareholders of each institution are protected, whether the merger is in the public interest and whether the merger is for legitimate purposes.

   The Maryland Commissioner also must approve the subsidiary bank merger under the bank merger provisions of the Maryland Financial Institutions Code. In its review of the merger, the Maryland Commissioner is required to consider whether the agreement of merger is fair and whether it provides an adequate capital structure and whether the merger is against the public interest.

Material Federal Income Tax Consequences of the Merger

   The following is a summary description of the material anticipated federal income tax consequences of the merger generally applicable to the shareholders of FCNB and to BB&T and FCNB. This summary is not intended to be a complete description of all of the federal income tax consequences of the merger. No information is provided with respect to the tax consequences of the merger under any other tax laws, including applicable state, local and foreign tax laws. In addition, the following discussion may not be applicable with respect to certain specific categories of shareholders, including but not limited to:

  . corporations, trusts, dealers in securities, financial institutions, insurance companies or tax exempt organizations;

  . persons who are not United States citizens or resident aliens or domestic entities (partnerships or trusts);

  . persons who are subject to alternative minimum tax (to the extent that tax affects the tax consequences of the merger) or are subject to the "golden parachute" provisions of the Internal Revenue Code (to the extent that tax affects the tax consequences of the merger);

  . persons who acquired FCNB common stock pursuant to employee stock options or otherwise as compensation if such shares are subject to any restriction related to employment;

  .  persons who do not hold their shares as capital assets; or

  . persons who hold their shares as part of a "straddle" or "conversion transaction."

No ruling has been or will be requested from the IRS with respect to the tax effects of the merger. The federal income tax laws are complex, and a shareholder's individual circumstances may affect the tax consequences to the shareholder. Consequently, each FCNB shareholder is urged to consult his or her own tax advisor regarding the tax consequences, including the applicable United States federal, state, local, and foreign tax consequences, of the merger to him or her.

   Tax Consequences of the Merger Generally. In the opinion of Womble Carlyle Sandridge & Rice, PLLC, counsel to BB&T:

  . the merger will constitute a reorganization under Section 368(a) of the Internal Revenue Code;

  . each of BB&T and FCNB will be a party to that reorganization within the meaning of Section 368(a) of the Code;

  . no gain or loss will be recognized by BB&T or FCNB by reason of the merger;

  . the shareholders of FCNB will recognize no gain or loss for federal income tax purposes to the extent BB&T common stock is received in the merger in exchange for FCNB common stock;

  . a shareholder of FCNB who receives cash instead of a fractional share of BB&T common stock will recognize gain or loss as if the shareholder received the fractional share and it was then redeemed for cash in an amount equal to the amount paid by BB&T in respect of the fractional share;

  . the tax basis in the BB&T common stock received by a shareholder (including any fractional share interest deemed received) will be the same as the tax basis in the FCNB common stock surrendered in exchange therefor; and

  . the holding period for BB&T common stock received (including any fractional share interest deemed received) in exchange for shares of FCNB common stock will include the period during which the shareholder held the shares of FCNB common stock surrendered in exchange, provided that the FCNB common stock was held as a capital asset at the effective time.

   The completion of the merger is conditioned upon the receipt by BB&T and FCNB of the legal opinion of Womble Carlyle Sandridge & Rice, PLLC, counsel to BB&T, dated as of the closing date, to the effect of the first and third bulleted items described above. Neither party intends to waive this condition. If the tax opinion is not available and the FCNB Board determines to proceed with the merger, FCNB will resolicit its shareholders.

   Cash Received in Lieu of a Fractional Share of BB&T Common Stock. A shareholder of FCNB who receives cash in lieu of a fractional share of BB&T common stock will be treated as having received the fractional share pursuant to the merger and then as having exchanged the fractional share for cash in a redemption by BB&T subject to Section 302 of the Code. As a result, a FCNB shareholder will generally recognize gain or loss equal to the difference between the amount of cash received and the portion of the basis of the shares of BB&T common stock allocable to his or her fractional interest. This gain or loss will generally be capital gain or loss, and will be long-term capital gain or loss if, as of the date of the exchange, the holding period for such shares is greater than one year. Long-term capital gain of a non-corporate holder is generally subject to tax at a maximum federal tax rate of 20%.

Accounting Treatment

   It is anticipated that the merger will be accounted for as a pooling-of-interests transaction under generally accepted accounting principles. Under this accounting method, holders of FCNB common stock will be deemed to have combined their existing voting common stock interest with that of holders of BB&T common stock by exchanging their FCNB shares for shares of BB&T common stock. Accordingly, the book value of the assets, liabilities and shareholders' equity of FCNB, as reported on its consolidated balance sheet, will be carried over to the consolidated balance sheet of BB&T, and no goodwill will be created. BB&T will be able to include in its consolidated income the consolidated income of FCNB for the entire fiscal year in which the merger occurs; however, certain expenses incurred to effect the merger must be treated by BB&T as current charges against income rather than adjustments to its balance sheet. The unaudited pro forma financial information contained in this proxy statement/prospectus has been prepared using the pooling-of-interests method of accounting. Completion of the merger is subject to BB&T's condition that it receives reasonably satisfactory letters from its accountants to the effect that the merger will qualify for pooling-of-interests accounting treatment.

The Option Agreement

 General

   As a condition to BB&T entering into the merger agreement, FCNB entered into an agreement with BB&T, pursuant to which FCNB granted BB&T an option to purchase up to 2,370,000 newly issued shares of FCNB common stock (subject to adjustment in certain circumstances) at a price of $15.00 per share (subject to adjustment under certain circumstances). The purchase of any shares of FCNB common stock pursuant to the option is subject to compliance with applicable law, including the receipt of necessary approvals under the Bank Holding Company Act of 1956, and to BB&T's compliance with its covenants in the merger agreement.

   The option agreement is intended to increase the likelihood that the merger will be completed in accordance with the terms set forth in the merger agreement. Consequently, certain aspects of the option agreement may have the effect of discouraging persons who, before the effective time, might be interested in acquiring all of, or a significant interest in, FCNB from considering or proposing such an acquisition, even if they were prepared to offer to pay consideration to shareholders of FCNB with a higher current market price than the BB&T common stock to be received for FCNB common stock pursuant to the merger agreement.

   The option agreement is filed as an exhibit to the registration statement, of which this proxy statement/ prospectus is a part, and the following discussion is qualified in its entirety by reference to the option agreement. See "Where You Can Find More Information" on page 54.

 Exercisability

   If BB&T is not in material breach of the option agreement or its covenants and agreements contained in the merger agreement and if no injunction or other court order against delivery of the shares covered by the option is in effect, BB&T may generally exercise the option, in whole or in part, at any time and from time to time prior to its termination, as described below, following the happening of either of the following events (each a "Purchase Event"):

  . without BB&T's prior consent, FCNB authorizes, recommends, publicly proposes (or publicly announces an intention to authorize, recommend or propose) or enters into an agreement with any third party to effect any of the following (each an "Acquisition Transaction"): (a) a merger, consolidation or similar transaction involving FCNB or any of its significant subsidiaries, (b) the sale, lease, exchange or other disposition of 15% or more of the consolidated assets or deposits of FCNB and its subsidiaries or (c) the issuance, sale or other disposition of securities representing 15% or more of the voting power of FCNB or any of its significant subsidiaries; or

  . any third party or group of third parties acquires or has the right to acquire beneficial ownership of securities representing 15% or more of the outstanding shares of FCNB common stock.

   The obligation of FCNB to issue shares of FCNB common stock upon exercise of the option will be deferred (but will not terminate) (a) until the receipt of all required governmental or regulatory approvals or consents, or until the expiration or termination of any waiting period required by law, or (b) so long as any injunction or other order, decree or ruling issued by any federal or state court of competent jurisdiction is in effect that prohibits the sale or delivery of the shares.

 Termination

   The option will terminate upon the earliest to occur of the following events: (a) the effective time; (b) the termination of the merger agreement prior to the occurrence of a Purchase Event or a Preliminary Purchase Event (as defined below) (other than a termination by BB&T based on either a material breach by FCNB of a covenant or agreement in the merger agreement or an inaccuracy in FCNB's representations or warranties in the merger agreement of a nature entitling BB&T to terminate (a "Default Termination"); (c) 12 months after a Default Termination; (d) 12 months after termination of the merger agreement (other than a Default Termination) following the occurrence of a Purchase Event or a Preliminary Purchase Event; or (e) 12 months after a termination of the merger agreement based on the failure of the shareholders of FCNB to approve the merger agreement.

   A "Preliminary Purchase Event" is defined as either of the following:

  . the commencement by any third party of a tender or exchange offer such that it would thereafter own 15% or more of the outstanding shares of FCNB common stock or the filing of a registration statement with respect to such an offer, or

  . the failure of the shareholders of FCNB to approve the merger agreement, the failure of the meeting to have been held, the cancellation of the meeting prior to the termination of the merger agreement or the FCNB Board having withdrawn or modified in any manner adverse to BB&T its recommendations with respect to the merger agreement, in any case after a third party: (a) proposes to engage in an Acquisition Transaction, (b) commences a tender offer or files a registration statement under the Securities Act with respect to an exchange offer such that it would thereafter own 15% or more of the outstanding shares of FCNB common stock or (c) files an application or notice under federal or state statutes relating to the regulation of financial institutions or their holding companies to engage in an Acquisition Transaction.

To the knowledge of BB&T and FCNB, no Purchase Event or Preliminary Purchase Event has occurred as of the date of this proxy statement/prospectus.

 Adjustments

   The option agreement provides for certain adjustments in the option in the event of any change in FCNB common stock by reason of a stock dividend, stock split, split-up, recapitalization, combination, exchange of shares or similar transaction or in the event of the issuance of any additional shares of FCNB common stock before termination of the option.

 Repurchase Rights

   At the request of the holder of the option any time during the 12 months after the first occurrence of a Repurchase Event (as defined below), FCNB must, if the option has not terminated, and subject to any required regulatory approval, repurchase from the holder (a) the option and (b) all shares of FCNB common stock purchased by the holder pursuant to the option with respect to which the holder then has beneficial ownership. The repurchase will be at an aggregate price equal to the sum of:

  . the aggregate purchase price paid by the holder for any shares of FCNB common stock acquired pursuant to the option with respect to which the holder then has beneficial ownership, plus

  . the excess, if any, of (a) the Applicable Price (as defined in the option agreement) for each share of FCNB common stock over the purchase price, multiplied by (b) the number of shares of FCNB common stock with respect to which the option has not been exercised, plus

  . the product of (a) the excess, if any, of the Applicable Price over the purchase price paid (or payable in the case of the exercise of the option for which the closing date has not occurred) by the holder for each share of FCNB common stock with respect to which the option has been exercised and with respect to which the holder then has beneficial ownership (or the right to beneficial ownership if the option is exercised but the closing date has not occurred) multiplied by (b) the number of such shares.

   A "Repurchase Event" occurs if: (a) any third party or "group" (as defined under the Securities Exchange Act) acquires beneficial ownership of 50% or more of the then outstanding shares of FCNB common stock, or (b) any of the merger or other business combination transactions set forth in the paragraph below describing substitute options is completed.

 Substitute Options

   If, before the termination of the option agreement, FCNB enters into an agreement:

  . to consolidate with or merge into any third party and FCNB will not be the continuing or surviving corporation of the consolidation or merger;

  . to permit any third party to merge into FCNB with FCNB as the continuing or surviving corporation, but, in connection therewith, the then outstanding shares of FCNB common stock are changed into or exchanged for stock or other securities of FCNB or any other person or cash or any other property, or the outstanding shares of FCNB common stock after the merger represent less than 50% of the outstanding shares and share equivalents of the merged company;

  . to permit any third party to acquire all of the outstanding shares of FCNB common stock pursuant to a statutory share exchange; or

  . to sell or otherwise transfer all or substantially all of its assets or deposits to any third party,

then the agreement must provide that the option will be converted or exchanged for an option to purchase shares of common stock of, at the holder's option, either (x) the continuing or surviving corporation of a merger or consolidation or the transferee of all or substantially all of FCNB's assets or (y) any person controlling the continuing or surviving corporation or transferee. The number of shares subject to the substitute option and the exercise price per share will be determined in accordance with a formula in the option agreement. To the extent possible, the substitute option will contain terms and conditions that are the same as those in the option agreement.

 Registration Rights

   The option agreement grants to BB&T and any permitted transferee of the option certain rights to require FCNB to prepare and file a registration statement under the Securities Act if registration is necessary in order to permit the sale or other disposition of any or all shares of FCNB common stock or other securities that have been acquired by or are issuable upon exercise of the option.

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

Effect on Employees, Employee Benefit Plans and Stock Options

 Employees

   As of a date determined by BB&T to be not later than January 1 following the close of the calendar year in which FCNB Bank is merged into BB&T-NC, BB&T will cause FCNB's 401(k) plan either to be merged with BB&T's 401(k) plan or terminated, in each case subject to all applicable regulatory or governmental approvals. Each employee of FCNB or a FCNB subsidiary at the effective time who becomes an employee immediately following the effective time (and who is an employee as of the above-referenced date determined by BB&T) (a "transferred employee") of BB&T or a BB&T subsidiary (a "BB&T employer") will be eligible to participate in BB&T's 401(k) plan (subject to compliance with eligibility requirements and to BB&T's right to terminate such plan). Until the date determined by BB&T, BB&T will continue in effect FCNB's 401(k) plan for the benefit of participating employees. For purposes of administering BB&T's 401(k) plan, service by a transferred employee with FCNB and the FCNB subsidiaries (including, as service with FCNB, service with acquired companies recognized under FCNB's 401(k) plan) will be deemed to be service with BB&T or its subsidiaries for participation and vesting purposes, but not for purposes of benefit accrual.

   Each transferred employee will be eligible to participate in the group hospitalization, medical, dental, life, disability and other welfare benefit plans and programs available to employees of the BB&T employer (subject to the eligibility requirements and other terms of the plans and programs and to the right of the BB&T employer to terminate the plans and programs) commencing, with respect to each such plan or program, on a date determined by BB&T no later than January 1 following the close of the calendar year in which FCNB bank is merged into BB&T or one of its subsidiaries. Until that date, the BB&T employer will continue in effect for the benefit of the transferred employees those welfare benefit plans and programs of FCNB that it determines, in its sole discretion, provide benefits of the same type or class as a corresponding plan or program maintained by the BB&T employer. For purposes of administering each such plan or program, service with FCNB will be deemed to be service with BB&T or its subsidiaries for the purpose of determining eligibility to participate and vesting (if applicable) in such welfare plans and programs, but not for the purpose of computing benefits, if any, determined in whole or in part with reference to service (except as otherwise provided in the following paragraph).

   As a general matter, each transferred employee who is terminated after the effective time (excluding any employee who has an existing employment or special termination agreement that was disclosed to BB&T as of the date of the merger agreement) will be entitled to severance pay in accordance with BB&T's general severance policy if and to the extent such employee is entitled to severance pay under the policy. However, if any transferred employee (excluding any one who had an existing employment or special termination agreement with FCNB which was disclosed to BB&T) who would have been entitled to severance pay under FCNB's special severance plan for senior officers if the plan had continued in effect is terminated by a BB&T employer, the transferred employee would be entitled to receive the greater of the amount of the severance payments under FCNB's severance plan or the amount of the severance payments under BB&T's general severance policy. A transferred employee's service with FCNB or its subsidiaries will be treated as service with BB&T for purposes of determining the amount of severance pay, if any, under BB&T's severance policy (and service with a BB&T employer will be deemed to be service with FCNB for purposes of determining the amount of severance pay, if any, under FCNB's severance plan).

   BB&T has agreed to honor all employment agreements, severance agreements and deferred compensation agreements that FCNB and its subsidiaries have with their current and former employees and directors and which have been disclosed to BB&T pursuant to the merger agreement, except to the extent any such agreements are superseded or terminated at or after the effective time. Except for the agreements described in the preceding sentence or as otherwise provided in the merger agreement, FCNB's employee benefit plans of FCNB and its subsidiaries will be either terminated or, in the sole discretion of BB&T, merged into comparable BB&T plans, effective as determined in the sole discretion of BB&T.

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

 Stock Options; Stock Purchase Plan

   At the effective time, each stock option then outstanding, whether or not exercisable, granted under FCNB's 1992 Employee Stock Option Plan (including the FCNB Amended and Restated Stock Option Plan for Former Employees of Capital Bank, National Association) and 1997 Stock Option Plan for Directors will be converted into rights with respect to BB&T common stock. Unless it elects to substitute options as described below, BB&T will assume each of these stock options in accordance with the terms of the FCNB plans, except that (a) BB&T and the compensation committee of the BB&T Board will be substituted for FCNB and the Human Resources Committee of the FCNB Board in administering its stock option plans, (b) each stock option may be exercised solely for shares of BB&T common stock, (c) the number of shares of BB&T common stock subject to each stock option will be the number of whole shares (omitting any fractional share) determined by multiplying the number of shares of FCNB common stock subject to the stock option by 0.725 and (d) the per share exercise price for each stock option will be adjusted by dividing the per share exercise price for the stock option by 0.725 and rounding up to the nearest cent.

   As an alternative to assuming the stock options, BB&T may choose to substitute options under the BB&T Corporation 1995 Omnibus Stock Incentive Plan or any other comparable plan for all or a part of the stock options, subject to the adjustments described in (c) and (d) in the preceding paragraph and the condition that the substituted options continue in effect on the same terms and conditions provided in FCNB's stock option plan and the stock option agreement governing the option.

   Each stock option that is an incentive stock option will be adjusted as required by Section 424 of the Internal Revenue Code to continue as an incentive stock option and not to constitute a modification, extension or renewal within the meaning of Section 424(h) of the Code.

   BB&T has reserved and will continue to reserve adequate shares of BB&T common stock for the exercise of any converted or substitute options. As soon as practicable after the effective time, if it has not already done so and to the extent FCNB then has a registration statement in effect or an obligation to file a registration statement, BB&T will file a registration statement under the Securities Act with respect to the shares of BB&T common stock subject to converted or substitute options and will use its reasonable efforts to maintain the effectiveness of the registration statement (and maintain the current status of the related prospectus or prospectuses) for so long as the converted or substitute options remain outstanding.

   BB&T will deliver to each participant in the stock option plan who receives converted or substitute options an appropriate notice setting forth the participant's rights with respect to the converted or substitute options.

   Based on stock options outstanding as of the date of the merger agreement and subsequent exercises, options to purchase an aggregate of approximately 472,386 shares of FCNB common stock may be outstanding at the effective time. Any shares of FCNB common stock issued pursuant to the exercise of stock options under the stock option plan before the effective time will be converted into shares of BB&T common stock and cash instead of any fractional share interest in the same manner as other outstanding shares of FCNB common stock. Under the merger agreement, FCNB is permitted to grant additional options under its stock option plan in the ordinary course of business consistent with grants made in 1999.

   At the effective time of the merger, BB&T will take over FCNB's Dividend Reinvestment and Stock Purchase Plan, and all shares or rights to receive shares of FCNB common stock held in the Stock Purchase Plan will be converted at the exchange ratio into shares or rights to receive shares of BB&T common stock.

Restrictions on Resales by Affiliates

   The shares of BB&T common stock to be issued in the merger will be registered under the Securities Act and will be freely transferable, except for shares issued to any shareholder who may be deemed to be an affiliate of FCNB for purposes of Rule 145 under the Securities Act. Affiliates include generally directors, executive officers and beneficial owners of 10% or more of any class of capital stock of FCNB. Affiliates may sell their shares of BB&T common stock acquired in the merger only:

  . in transactions that are registered under the Securities Act, permitted by the resale provisions of Rules 145 under the Securities Act, or as otherwise permitted by the Securities Act, and

  . following the publication of financial results of at least 30 days of post-merger combined operations of BB&T and FCNB, as required by the SEC's Accounting Series Release Nos. 130 and 135.

The restrictions on resales by an affiliate extend also to related parties of the affiliate, including parties related by marriage who live in the same home as the affiliate.

   It is a condition to BB&T's obligation to consummate the merger that each person who may be deemed to be an affiliate of FCNB execute and deliver to BB&T a written agreement stating, among other things, that the affiliate will not offer to sell, transfer or otherwise dispose of any of the BB&T common stock issued to that affiliate in the merger except in accordance with the above restrictions.

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

                             INFORMATION ABOUT BB&T

General

   BB&T is a financial services holding company headquartered in Winston-Salem, North Carolina. BB&T conducts operations in North Carolina, South Carolina, Virginia, Maryland, Washington D.C., Georgia, West Virginia and Kentucky primarily through its commercial banking subsidiaries and, to a lesser extent, through its other subsidiaries. Substantially all of BB&T's loans are to businesses and individuals in the Carolinas, Virginia, Maryland, Washington D.C., West Virginia, Georgia and Kentucky. BB&T's principal commercial bank subsidiaries are BB&T-NC, Branch Banking and Trust Company of South Carolina ("BB&T-SC") and Branch Banking and Trust Company of Virginia ("BB&T-VA"), excluding bank subsidiaries of recently acquired bank holding companies that are expected to be merged into BB&T-NC during 2000. The principal assets of BB&T are all of the issued and outstanding shares of common stock of BB&T-NC, BB&T-SC, BB&T-VA and Scott and Stringfellow, Inc.

Operating Subsidiaries

   BB&T-NC, BB&T's largest subsidiary, is the oldest bank in North Carolina and currently operates through 355 banking offices throughout North Carolina, 58 offices in metropolitan Washington, D.C. and Maryland, 102 offices in Georgia, 83 offices in West Virginia and 10 offices in Kentucky. BB&T-NC provides a wide range of banking and trust services in its local market for retail and commercial customers, including small and mid-size businesses, public agencies and local governments and individuals. BB&T Leasing Corporation, a wholly owned subsidiary of BB&T-NC located in Charlotte, North Carolina, offers lease financing to commercial businesses and municipal governments. BB&T Investment Services, Inc., a wholly owned subsidiary of BB&T-NC located in Charlotte, North Carolina, offers customers investment alternatives, including discount brokerage services, fixed-rate and variable-rate annuities, mutual funds, and government and municipal bonds. Other subsidiaries of BB&T-NC include Raleigh, North Carolina-based BB&T Insurance Services, Inc., which offers life, property and casualty and title insurance on an agency basis, and Prime Rate Premium Finance Corporation, Inc., which provides insurance premium financing and services to customers in Virginia and the Carolinas.

   BB&T-SC serves South Carolina through 90 banking offices. BB&T-SC provides a wide range of banking and trust services in its local market for retail and commercial customers, including small and mid-size businesses, public agencies, local governments and individuals.

   BB&T-VA offers a full range of commercial and retail banking services through 145 banking offices throughout Virginia.

   Scott & Stringfellow, Inc. provides services in retail brokerage, institutional equity and debt underwriting, investment advice, corporate finance, equity trading and equity research. In May 1999, it was merged with another subsidiary of BB&T, Craigie Incorporated, which specialized in the origination, trading and distribution of fixed income securities and equity products in both the public and private capital markets.

   BB&T also has a number of other operating subsidiaries. Regional Acceptance Corporation specializes in indirect financing for consumer purchases of mid-model and late-model used automobiles. BB&T Factors Corporation buys and manages account receivables primarily in the furniture, textile and home furnishings-related industries. W.E. Stanley & Company, Inc. is primarily engaged in actuarial and employee group, health and welfare benefit plan consulting, plan administration, and the design, communication and administration of all types of corporate retirement plans. Sheffield Financial Corp. specializes in loans to small commercial lawn care businesses across the country. BB&T Bankcard Corporation is a special purpose credit card bank.

Acquisitions

   BB&T's profitability and market share have been enhanced through internal growth and acquisitions of both financial and nonfinancial institutions during recent years. BB&T's most recent acquisitions include the following:

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

   On November 19, 1999, BB&T acquired First Liberty Financial Corp. in a tax-free transaction accounted for as a pooling of interests. First Liberty operated 38 banking offices and 13 consumer finance offices in Georgia and Tennessee, and its acquisition by BB&T expanded BB&T's presence in Georgia. First Liberty Bank, a subsidiary bank of BB&T (as the successor to First Liberty), was merged into BB&T-NC during the second quarter of 2000.

   On January 13, 2000, BB&T acquired Premier Bancshares Inc. in a tax-free transaction accounted for as a pooling of interests. Through its banking subsidiaries, Premier operated 32 banking offices in Atlanta and northwest Georgia and, though Premier Lending, 10 mortgage banking offices. The acquisition of Premier expanded BB&T's presence in the metropolitan Atlanta market. Premier Bank, a subsidiary bank of BB&T (as the successor to Premier), was merged into BB&T-NC during the third quarter of 2000.

   On June 14, 2000, BB&T acquired Hardwick Holding Company in a tax-free transaction accounted for as a pooling of interests. Through its banking subsidiaries, Hardwick operated nine banking offices in northwest Georgia. It is expected that Hardwick Bank & Trust and First National Bank of Northwest Georgia, subsidiary banks of BB&T (as the successor to Hardwick), will be merged into BB&T-NC during the second quarter of 2001.

   On June 16, 2000, BB&T acquired First Banking Company of Southeast Georgia in a tax-free transaction accounted for as a pooling of interests. Through its banking subsidiaries, First Banking Company operated 12 banking offices in southeast Georgia. The acquisition of First Banking Company expanded BB&T's presence into southeast Georgia, including specifically the Savannah area. It is expected that First Bulloch Bank & Trust Company of Statesboro, Metter Banking Company of Metter, First National Bank of Effingham and Wayne National Bank of Jesup, subsidiary banks of BB&T (as the successor to First Banking Company), will be merged into BB&T-NC during the second quarter of 2001.

   On July 6, 2000, BB&T acquired One Valley Bancorp in a tax-free transaction accounted for as a pooling of interests that gave BB&T the top market share, as measured by deposits, in West Virginia. One Valley, with $6.6 billion in assets, was the parent company to nine community banks with 125 branches, 77 in West Virginia and 48 in Virginia. One Valley also operated a trust division, discount brokerage subsidiary and insurance agencies. It is expected that the former banking subsidiaries of One Valley (now subsidiary banks of BB&T as the successor to One Valley) will be merged into BB&T-NC during the fourth quarter of 2000.

   On August 23, 2000, BB&T announced that it had agreed to acquire BankFirst Corporation of Knoxville, Tennessee in a tax-free transaction to be accounted for as a purchase. In the transaction, valued at $149.7 million based on BB&T's closing price on August 22, BankFirst shareholders would receive 0.4554 shares of BB&T common stock for each share of BankFirst common stock. Through its banking subsidiaries, BankFirst operates 32 banking offices in east Tennessee. The acquisition, which is expected to be completed in the first quarter of 2001, would give BB&T its first entry into Tennessee and expand its presence along the fast-growing corridors of Interstate 75 and Interstate 81.

   On September 6, 2000, BB&T announced that it had agreed to acquire FirstSpartan Financial Corp. of Spartanburg, South Carolina in a tax-free transaction to be accounted for as a purchase. In the transaction, valued at $103.9 million based on BB&T's closing price on September 5, FirstSpartan shareholders would receive one share of BB&T common stock for each share of FirstSpartan common stock. Through its banking subsidiary, FirstSpartan operates 11 banking offices in South Carolina's Spartanburg and Greenville counties. The acquisition, which is expected to be completed in the first quarter of 2001, would increase BB&T's South Carolina assets to $5.8 billion. BB&T ranks third in market share in South Carolina and first in Greenville and Spartanburg counties.

   BB&T expects to continue to take advantage of the consolidation of the financial services industry by developing its franchise through the acquisition of financial institutions. Such acquisitions may entail the payment by BB&T of consideration in excess of the book value of the underlying net assets acquired, may result in the issuance of additional shares of BB&T capital stock or the incurring of additional indebtedness by

BB&T, and could have a dilutive effect on the per share earnings or book value of BB&T common stock. Moreover, acquisitions sometimes result in significant front-end charges against earnings, although cost savings, especially incident to in-market acquisitions, are frequently anticipated.

Capital

   The Federal Reserve has established a minimum requirement for a bank holding company's ratio of capital to risk-weighted assets (including on-balance sheet activities and certain off-balance sheet activities, such as standby letters of credit) of 8%. At least half of a bank holding company's total capital is required to be composed of common equity, retained earnings, and qualifying perpetual preferred stock, less certain intangibles. This is called Tier 1 capital. The remainder may consist of certain subordinated debt, certain hybrid capital instruments and other qualifying preferred stock, and a limited amount of the loan loss allowance. This is called Tier 2 capital. Tier 1 capital and Tier 2 capital combined are referred to as total capital. At September 30, 2000, BB&T's Tier 1 and total capital ratios were 9.3% and 12.1%, respectively. Since January 1, 1998, the Federal Reserve has required bank holding companies that engage in trading activities to adjust their risk-based capital to take into consideration market risk that may result from movements in market prices of covered trading positions in trading accounts, or from foreign exchange or commodity positions, whether or not in trading accounts, including changes in interest rates, equity prices, foreign exchange rates or commodity prices. Any capital required to be maintained pursuant to these provisions may consist of new "Tier 3 capital" consisting of forms of short term subordinated debt. In addition, the Federal Reserve has issued a policy statement, pursuant to which a bank holding company that is determined to have weaknesses in its risk management processes or a high level of interest rate risk exposure may be required to hold additional capital.

   The Federal Reserve also has established minimum leverage ratio requirements for bank holding companies. These requirements provide for a minimum leverage ratio of Tier 1 capital to adjusted average quarterly assets equal to 3% for bank holding companies that meet specified criteria, including having the highest regulatory rating. Bank holding companies that do not meet the specified criteria generally are required to maintain a leverage ratio of from at least 100 to 200 basis points above the stated minimum. BB&T's leverage ratio at September 30, 2000 was 6.9%. Bank holding companies experiencing internal growth or making acquisitions are expected to maintain strong capital positions substantially above the minimum supervisory levels without significant reliance on intangible assets. Furthermore, these capital requirements indicate that the Federal Reserve will continue to consider a "tangible Tier 1 leverage ratio" (deducting all intangibles) in evaluating proposals for expansion or new activity.

   The FDIC has adopted minimum risk-based and leverage ratio regulations to which BB&T's state bank subsidiaries are subject that are substantially similar to those requirements established by the Federal Reserve. The Office of the Comptroller of the Currency also has similar regulations that would apply to BB&T's national bank subsidiaries. Under federal banking laws, failure to meet the minimum regulatory capital requirements could subject a banking institution to a variety of enforcement remedies available to federal regulatory authorities, including, in the most severe cases, the termination of deposit insurance by the FDIC and placing the institution into conservatorship or receivership. The capital ratios of each of BB&T's bank subsidiaries exceeded all minimum regulatory capital requirements as of September 30, 2000.

Deposit Insurance Assessments

   The deposits of each of BB&T's bank subsidiaries are insured by the FDIC up to the limits required by law. A majority of the deposits of the banks are subject to the deposit insurance assessments of the Bank Insurance Fund of the FDIC. However, approximately 33.2% of the deposits of BB&T-NC, BB&T-SC and BB&T-VA (related to the banks' acquisition of various savings associations) are subject to assessments imposed by the Savings Association Insurance Fund of the FDIC.

   For the semi-annual period beginning December 30, 1999, the effective rate of assessments imposed on all FDIC deposits for deposit insurance ranges from 0 to 27 basis points per $100 of insured deposits, depending on the institution's capital position and other supervisory factors. However, because legislation enacted in 1996 requires that both SAIF-insured and BIF-insured deposits pay a pro rata portion of the interest due on the obligations issued by the Financing Corporation, the FDIC is currently assessing both BIF-insured deposits and SAIF-insured deposits an additional 2.06 basis points per $100 of deposits on an annualized basis to cover those obligations.

   You can find additional information about BB&T in BB&T's Annual Report on Form 10-K for the fiscal year ended December 31, 1999, Quarterly Reports on Form 10-Q for the quarters ended March 31, 2000 (as amended on Form 10-Q/A filed on June 5, 2000), June 30, 2000 and September 30, 2000, and Current Reports on Form 8-K dated January 12, 2000, February 7, 2000, February 9, 2000, April 11, 2000, April 28, 2000, July 18, 2000, July 27, 2000, August 23, 2000,
September 6, 2000, October 12, 2000, October 26, 2000, October 27, 2000 and October 30, 2000, all of which are incorporated by reference in this proxy statement/prospectus. See "Where You Can Find More Information" on page 54.

                             INFORMATION ABOUT FCNB

History and Business

   FCNB was organized in 1986 to serve as the holding company for FCNB Bank, its principal operating subsidiary. FCNB Bank, which was originally chartered in 1818, was converted from a national bank to a Maryland commercial bank in 1993, and is engaged in a general commercial and consumer banking business, serving individuals and businesses from 34 offices in Frederick, Anne Arundel, Baltimore, Carroll, Howard, Montgomery and Prince George's counties in Maryland, the District of Columbia and Fairfax County, VA. FCNB Bank is the fifth largest commercial banking institution headquartered in Maryland. FCNB also provides insurance agency services through FCNB Bank's wholly owned subsidiary, Frederick Underwriters, Inc.

   Since 1994, FCNB has grown rapidly in both assets and geographic scope as a result of five whole bank and thrift acquisitions and a number of purchases of existing branches and related deposits from other institutions. These transactions enabled FCNB to expand beyond its historic focus on Frederick County to rapidly growing areas in Montgomery, Howard and Prince George's County, and the District of Columbia.

   At September 30, 2000, FCNB had assets of approximately $1.6 billion, total deposits of approximately $1.1 billion, and total shareholders' equity of approximately $94.1 million.

   At September 30, 2000, FCNB's Tier 1 and total capital ratios were 11.14% and 12.37%, respectively, and its leverage ratio was 8.41%, and FCNB Bank's Tier 1, total capital and leverage ratios were 7.10%, 10.17% and 5.34%, respectively.

   You can find additional information about FCNB in FCNB's Annual Report on Form 10-K for the fiscal year ended December 31, 1999, Quarterly Reports on Form 10-Q for the quarters ended March 31, 2000, June 30, 2000 and September 30, 2000 and Current Report on Form 8-K dated July 28, 2000, all of which are incorporated by reference in this proxy statement/prospectus. See "Where You Can Find More Information" on page 54.

                       DESCRIPTION OF BB&T CAPITAL STOCK

General

   The authorized capital stock of BB&T consists of 500,000,000 shares of BB&T common stock, par value $5.00 per share and 5,000,000 shares of preferred stock, par value $5.00 per share. As of November 3, 2000, there were 396,517,025 shares of BB&T common stock issued and outstanding. There were no shares of BB&T preferred stock issued and outstanding as of such date, although 2,000,000 shares of BB&T preferred stock have been designated as Series B Junior Participating Preferred Stock and are reserved for issuance in connection with BB&T's shareholder rights plan. See "--Shareholder Rights Plan" on page 43. Based on the number of shares of FCNB common stock outstanding at the record date, it is estimated that approximately 8,646,510 shares of BB&T common stock would be issued in the merger.

BB&T Common Stock

   Each share of BB&T common stock is entitled to one vote on all matters submitted to a vote at any meeting of shareholders. Holders of BB&T common stock are entitled to receive dividends when, as, and if declared by the BB&T Board out of funds legally available therefor and, upon liquidation, to receive pro rata all assets, if any, of BB&T available for distribution after the payment of necessary expenses and all prior claims. Holders of BB&T common stock have no preemptive rights to subscribe for any additional securities of any class that BB&T may issue, nor any conversion, redemption or sinking fund rights. Holders of BB&T common stock have no right to cumulate votes in the election of directors. The rights and privileges of holders of BB&T common stock are subject to any preferences that the BB&T Board may set for any series of BB&T preferred stock that BB&T may issue in the future. The terms of the BB&T Junior Preferred Stock reserved for issuance in connection with BB&T's shareholder rights plan provide that the holders will have rights and privileges that are substantially identical to those of holders of BB&T common stock.

   The transfer agent and registrar for BB&T common stock is BB&T-NC. BB&T intends to apply for the listing on the NYSE, subject to official notice of issuance, of the shares of BB&T common stock to be issued in the merger.

BB&T Preferred Stock

   Under BB&T's articles of incorporation, BB&T may issue shares of BB&T preferred stock in one or more series as may be determined by the BB&T Board or a duly authorized committee. The BB&T Board or committee may also establish, from time to time, the number of shares to be included in each series and may fix the designation, powers, preferences and rights of the shares of each such series and any qualifications, limitations or restrictions thereof, and may increase or decrease the number of shares of any series without any further vote or action by the shareholders. Any BB&T preferred stock issued may rank senior to BB&T common stock with respect to the payment of dividends or amounts paid upon liquidation, dissolution or winding up of BB&T, or both. In addition, any shares of BB&T preferred stock may have class or series voting rights. Under certain circumstances, the issuance of shares of BB&T preferred stock, or merely the existing authorization of the BB&T Board to issue shares of BB&T preferred stock, may tend to discourage or impede a merger or other change in control of BB&T. See "--Shareholder Rights Plan" below.

Shareholder Rights Plan

   BB&T has adopted a shareholder rights plan that grants BB&T's shareholders the right to purchase securities or other property of BB&T upon the occurrence of certain triggering events involving a potentially hostile takeover of BB&T. Like other shareholder rights plans, BB&T's plan is intended to give the BB&T Board the opportunity to assess the fairness and appropriateness of a proposed transaction in order to determine whether it is in the best interests of BB&T and its shareholders and to encourage potential hostile acquirors to negotiate with the BB&T Board. BB&T's plan, also like other shareholder rights plans, could also have the unintended effect of discouraging a business combination that shareholders believe to be in their best interests.

   The terms of the rights are set forth in the Rights Agreement, dated as of December 17, 1996, between BB&T and BB&T-NC, as Rights Agent and are summarized below:

   On December 17, 1996, the BB&T Board declared a dividend of one right for each outstanding share of BB&T common stock, payable to shareholders of record at the close of business on January 17, 1997. One right has also been distributed, and will also be distributed in the future, for each share of BB&T common stock issued, including shares to be issued to FCNB shareholders in connection with the merger, between January 17, 1997 and the occurrence of a "distribution date," as described in the next paragraph. Each right entitles the holder to purchase from BB&T 1/100th of a share of BB&T Junior Preferred Stock (which is substantially equivalent to one share of BB&T common stock) at a price of $145.00, subject to anti-dilution adjustments, or, under certain circumstances, other securities or property.

   Initially, the rights are attached to all BB&T common stock certificates and are not exercisable until a distribution date occurs. A "distribution date" will occur, and the rights will separate from shares of BB&T common stock and become exercisable, upon the earliest of (a) 10 business days following a public announcement that a person or group of affiliated or associated persons (an "acquiring person") has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding shares of BB&T common stock, (b) 10 business days following the commencement of a tender offer or exchange offer (or the offeror's receipt of regulatory or shareholder approval of a tender offer or exchange offer) that would, if completed, result in a person or group beneficially owning 20% or more of such outstanding shares of BB&T common stock or (c) 10 business days after the BB&T Board declares any person to be an "adverse person," as described in the next paragraph.

   The BB&T Board will declare a person to be an adverse person upon its determinations (a) that the person, alone or together with its affiliates and associates, has or will become the beneficial owner of 10% or more of the outstanding shares of BB&T common stock (provided that any such determination will not be effective until such person has in fact become the beneficial owner of 10% or more of the outstanding shares of BB&T common stock) and (b) following consultation with such persons as the BB&T Board deems appropriate, that (1) the beneficial ownership by the person is intended to cause, is reasonably likely to cause or will cause BB&T to repurchase the BB&T common stock beneficially owned by the person or to cause pressure on BB&T to take action or enter into a transaction or series of transactions intended to provide the person with short-term financial gain under circumstances where the BB&T Board determines that the best long-term interests of BB&T and its shareholders would not be served by taking the action or entering into such transactions or series of transactions at that time or (2) the beneficial ownership is causing or is reasonably likely to cause a material adverse impact (including, but not limited to, impairment of relationships with customers or impairment of BB&T's ability to maintain its competitive position) on the business or prospects of BB&T or (3) the beneficial ownership otherwise is determined to be not in the best interests of BB&T and its shareholders, employees, customers and communities in which BB&T and its subsidiaries do business.

   As soon as practicable after the distribution date, rights certificates will be mailed to holders of record of BB&T common stock as of the close of business on the distribution date and, thereafter, the separate rights certificates alone will represent the rights. Except for certain issuances in connection with outstanding options and convertible securities and as otherwise determined by the BB&T Board, only shares of BB&T common stock issued before the distribution date will be issued with rights.

   It is expected that as long as the rights are exercisable only for 1/100th of a share of BB&T Junior Preferred Stock at an exercise price of $145.00, BB&T's shareholders would not find it economic to exercise the rights. However, under the circumstances described below, the rights may be exercised for an amount of BB&T common stock or other property (including BB&T Junior Preferred Stock) having a value equal to two times the exercise price. The Rights Agreement provides that if the BB&T Board determines that a person is an adverse person or, at any time following the distribution date, a person becomes the beneficial owner of 25% or more of then outstanding shares of BB&T common stock, a holder of a right will thereafter have the right to receive at the time specified in the Rights Agreement, in lieu of 1/100th of a share of BB&T Junior Preferred Stock, (a) upon exercise and payment of the exercise price, BB&T common stock (or, in certain circumstances, cash, property or other securities of BB&T) having a value equal to two times the exercise price of the right or (b) at the discretion of the BB&T Board, upon exercise and without payment of the exercise price, BB&T common stock (or, in certain circumstances, cash, property or other securities of BB&T) having a value equal to the difference between the exercise price of the right and the value of the consideration that would be payable under clause (a). Following any of the events set forth in this paragraph, all rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any acquiring person or adverse person will be null and void. Rights will not become exercisable, however, until such time as they are no longer redeemable by BB&T as set forth below.

   For example, at an exercise price of $145.00 per right, each right not owned by an acquiring person or an adverse person (or by certain related parties) following a triggering event described in the preceding paragraph would entitle its holder to purchase $290.00 worth of BB&T common stock (or cash, securities or other property, as noted above) for $145.00. Assuming that the BB&T common stock was determined as provided in the Rights Agreement to have a value of $29.00 at such time the holder of each valid right would be entitled to purchase 10 shares of BB&T common stock for $145.00. Alternatively, at the discretion of the BB&T Board, each right following an event set forth in the preceding paragraph, without payment of the exercise price, would entitle its holder to five shares of BB&T common stock (or cash, securities or other property, as noted above).

   In addition, if, at any time following the date on which there has been a public announcement that an acquiring person has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding shares of BB&T common stock, (a) BB&T is acquired in a merger, statutory share exchange or other business combination transaction in which BB&T is not the surviving corporation or (b) 50% or more of BB&T's assets or earning power is sold or transferred, a holder of a right (except rights that previously have been voided as set forth above) will thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the right.

   The purchase price payable, and the number of shares of BB&T Junior Preferred Stock or other securities or property issuable, upon exercise of the rights are subject to adjustment from time to time to prevent dilution if certain events occur.

   The rights expire at the close of business on December 31, 2006, subject to extension by the BB&T Board, or unless earlier redeemed by BB&T as described below.

   In general, BB&T may redeem the rights in whole, but not in part, at a price of $0.01 per right at any time until 10 business days following the public announcement that an acquiring person has become such or, if earlier, the effective date of any declaration by the BB&T Board that any person is an adverse person. After the redemption period has expired, BB&T's right of redemption may be reinstated if an acquiring person or adverse person reduces his or her beneficial ownership to less than 10% of the outstanding shares of BB&T common stock in a transaction or series of transactions not involving BB&T and if there are no other acquiring persons or adverse persons.

   Until a right is exercised, the holder will have no rights as a shareholder of BB&T, including, without limitation, the right to vote or to receive dividends. While the distribution of the rights will not be taxable to shareholders or to BB&T, shareholders may, depending upon the circumstances, recognize taxable income if the rights become exercisable for stock (or other consideration) of BB&T or for common stock of the acquiring company.

   Other than those provisions relating to the principal economic terms of the rights, any of the provisions of the Rights Agreement may be amended by the BB&T Board before the distribution date. After the distribution date, the provisions of the Rights Agreement may be amended by the BB&T Board in order to cure any ambiguity, to make changes that do not adversely affect the interests of holders of rights (excluding the interests of any acquiring person or adverse person) or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption may be made when the rights are not redeemable.

   The Rights Agreement is filed as an exhibit to a registration statement on Form 8-A dated January 10, 1997 that has been filed by BB&T with the SEC. This registration statement and the Rights Agreement are incorporated by reference in this proxy statement/prospectus, and reference is made to them for the complete terms of the Rights Agreement and the rights. The foregoing discussion is qualified in its entirety by reference to the Rights Agreement. See "Where You Can Find More Information" on page 54.

Other Anti-Takeover Provisions

   Provisions of the North Carolina Business Corporation Act, or NCBCA, and BB&T's articles of incorporation and bylaws described below may be deemed to have an anti-takeover effect and, together with the ability of the BB&T Board to issue shares of BB&T preferred stock and to set the voting rights, preferences and other terms thereof, may delay or prevent takeover attempts not first approved by the BB&T Board. These provisions also could delay or deter the removal of incumbent directors or the assumption of control by shareholders. BB&T believes that these provisions are appropriate to protect the interests of BB&T and its shareholders.

 Control Share Acquisition Act

   The Control Share Acquisition Act of the NCBCA, may make an unsolicited attempt to gain control of BB&T more difficult by restricting the right of certain shareholders to vote newly acquired large blocks of stock. For a description of this statute, see "Comparison of Shareholders' Rights--Anti-takeover Statutes" on page 50.

 Provisions Regarding the BB&T Board

   BB&T's articles of incorporation and bylaws separate the BB&T Board into classes and permit the removal of directors only for cause. This could make it more difficult for a third party to acquire, or discourage a third party from acquiring, control of BB&T. For a description of such provisions, see "Comparison of Shareholders' Rights--Directors" on page 47.

 Meeting of Shareholders; Shareholders' Nominations and Proposals

   Under BB&T's bylaws, meetings of the shareholders may be called only by the Chief Executive Officer, President, Secretary or the BB&T Board. Shareholders of BB&T may not request that a special meeting of shareholders be called. This provision could delay until the next annual shareholders' meeting shareholder actions that are favored by the holders of a majority of the outstanding voting securities of BB&T.

   The procedures governing the submission of nominations for directors and other proposals by shareholders may also have a deterrent effect on shareholder actions designed to result in change of control in BB&T. See "Comparison of Shareholders' Rights--Shareholder Nominations and Shareholder Proposals" on page 48.

                    COMPARISON OF SHAREHOLDERS' RIGHTS

   When the merger becomes effective, holders of FCNB common stock will become shareholders of BB&T. The following is a summary of material differences between the rights of holders of BB&T common stock and holders of FCNB common stock. Since BB&T is organized under the laws of the State of North Carolina and FCNB is organized under the laws of the State of Maryland, differences in the rights of holders of BB&T common stock and those of holders of FCNB common stock arise from differing provisions of the NCBCA and the Maryland General Corporation Law, or MGCL, in addition to differing provisions of their respective articles of incorporation and bylaws.

   The following summary does not purport to be a complete statement of the provisions affecting, and differences between, the rights of holders of BB&T common stock and holders of FCNB common stock. The identification of specific provisions or differences is not meant to indicate that other equally or more significant differences do not exist. This summary is qualified in its entirety by reference to the NCBCA and the MGCL and the governing corporate instruments of BB&T and FCNB, to which the shareholders of FCNB are referred.

Authorized Capital Stock

 BB&T

   BB&T's authorized capital stock consists of 500,000,000 shares of BB&T common stock and 5,000,000 shares of BB&T preferred stock. BB&T's articles of incorporation authorize the BB&T Board to issue shares of BB&T preferred stock in one or more series and to fix the designation, powers, preferences, and rights of the shares of BB&T preferred stock in each series. As of November 3, 2000, there were 396,517,025 shares of BB&T common stock outstanding. No shares of BB&T preferred stock were issued and outstanding as of that date, although 2,000,000 shares of BB&T preferred stock have been designated as BB&T Junior Preferred Stock and are reserved for issuance in connection with BB&T's shareholder rights plan. See "Description of BB&T Capital Stock--Shareholder Rights Plan" on page 43.

 FCNB

   FCNB's authorized capital stock consists of 50,000,000 shares of FCNB common stock, and 1,000,000 shares of undesignated preferred stock. The FCNB Board may, from time to time, by action of a majority of the Board of Directors, issue shares of the authorized, undesignated preferred stock, in one or more classes or series. In connection with any such issuance, the Board may by resolution determine the designation, voting rights, preferences as to dividends, in liquidation or otherwise, participation, redemption, sinking fund, conversion, dividend or other special rights or powers, and the limitations, qualifications and restrictions of such shares of preferred stock. At October 30, 2000, there were 11,926,222 shares of FCNB common stock outstanding, options to purchase 472,386 shares of FCNB common stock outstanding and no shares of FCNB preferred stock outstanding or designated.

Special Meetings of Shareholders

 BB&T

   Special meetings of the shareholders of BB&T may be called at any time by BB&T's Chief Executive Officer, President or Secretary or by the BB&T Board.

 FCNB

   Special meetings of the shareholders of FCNB may be called by the Chairman of the Board, President or a majority of the Board of Directors, or by the request of the holders of at least 25% of the votes entitled to be cast at the meeting. FCNB's bylaws provide that if any matter to be acted upon at the meeting is substantially the same as a matter voted upon at any special meeting of shareholders held during the preceding twelve months, the holders of at least 50% of the votes entitled to be cast at the meeting must request the meeting with respect to such matter. Additionally, shareholders of FCNB requesting a special meeting must pay the reasonably estimated costs of preparing and mailing a notice of such meeting prior to issuance of a notice for the meeting.

Directors

 BB&T

   BB&T's articles of incorporation and bylaws provide for a board of directors having not less than three nor more than 30 members as determined from time to time by vote of a majority of the members of the BB&T Board or by resolution of the shareholders of BB&T. Currently, the BB&T Board consists of 23 directors. The BB&T Board is divided into three classes, with directors serving staggered three-year terms. Under BB&T's articles of incorporation and bylaws, BB&T directors may be removed only for cause and only by the vote of a majority of the outstanding shares entitled to vote in the election of directors. Holders of BB&T common stock do not have cumulative voting rights in the election of directors.

 FCNB

   The articles of incorporation and bylaws of FCNB call for a board of directors of between three and fifteen directors, with the exact number to be determined by the resolution of the board of directors. Currently there are fourteen directors, divided into one class of four directors and two classes of five directors. At each annual meeting, one class is elected for a three year term and until their successors shall have been duly elected and qualified. FCNB's articles of incorporation provide that directors may be removed at any time, but only for cause and upon the vote of the holders of 80% or more of the total number of votes entitled to be cast generally in the election of directors. The provision regarding the removal of directors may be amended only upon the vote of holders of 80% of all votes entitled to be cast in the election of directors. Holders of FCNB common stock do not have cumulative voting rights in the election of directors.

Dividends and Other Distributions

 BB&T

   The NCBCA prohibits a North Carolina corporation from making any distributions to shareholders, including the payment of cash dividends, that would render it insolvent or unable to meet its obligations as they become due in the ordinary course of business. BB&T is not subject to any other express regulatory restrictions on payments of dividends and other distributions. The ability of BB&T to pay distributions to the holders of BB&T common stock will depend, however, to a large extent upon the amount of dividends its bank subsidiaries, which are subject to restrictions imposed by regulatory authorities, pay to BB&T. In addition, the Federal Reserve could oppose a distribution by BB&T if it determined that such a distribution would harm BB&T's ability to support its bank subsidiaries. There can be no assurances that dividends will be paid in the future. The declaration, payment and amount of any such future dividends would depend on business conditions, operating results, capital, reserve requirements and the consideration of other relevant factors by the BB&T Board.

 FCNB

   The MGCL prohibits a Maryland corporation from making any distributions to shareholders, including the payment of cash dividends, if either (a) the corporation would not be able to pay its indebtedness as it becomes due in the usual course of business or (b) the corporation's total assets would be less than the sum of the corporation's total liabilities plus, unless the charter permits otherwise, the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights on dissolution are superior to those receiving the distribution.

   The ability of the FCNB Board to declare a dividend to pay distributions to the holders of FCNB common stock depends, however, upon the amount of dividends its bank and other subsidiaries pay to FCNB. FCNB's bank subsidiary, like BB&T's bank subsidiaries, is subject to regulatory restrictions on the payment of dividends.

Shareholder Nominations and Shareholder Proposals

 BB&T

   BB&T's bylaws establish advance notice procedures for shareholder proposals and the nomination, other than by or at the direction of the BB&T Board or one of its committees, of candidates for election as directors. BB&T's bylaws provide that a shareholder wishing to nominate a person as a candidate for election to the BB&T Board must submit the nomination in writing to the Secretary of BB&T at least 60 days before the one year anniversary of the most recent annual meeting of shareholders, together with biographical information about the candidate and the shareholder's name and shareholdings. Nominations not made in accordance with the foregoing provisions may be ruled out of order by the presiding officer or the chairman of the meeting. In addition, a shareholder intending to make a proposal for consideration at a regularly scheduled annual meeting of shareholders that is not intended to be included in the proxy statement for such meeting must notify the Secretary of BB&T in writing at least 60 days before the one year anniversary of the most recent annual meeting of shareholders of the shareholder's intention. The notice must contain: (a) a brief description of the proposal, (b) the name and shareholdings of the shareholder submitting the proposal and (c) any material interest of the shareholder in the proposal.

   In accordance with SEC Rule 14a-8 under the Securities Exchange Act, shareholder proposals intended to be included in the proxy statement and presented at a regularly scheduled annual meeting must be received by BB&T at least 120 days before the anniversary of the date that the previous year's proxy statement was first mailed to shareholders. As provided in the SEC rules, if the annual meeting date has been changed by more than 30 days from the date of the prior year's meeting, or for special meetings, the proposal must be submitted within a reasonable time before BB&T begins to print and mail its proxy materials.

 FCNB

   FCNB's articles of incorporation provide that any shareholder entitled to vote at a meeting of shareholders who desires to nominate any person for election as director of FCNB or who desires to bring up any new business at the meeting, but who does not seek to have such nomination or proposal included in the proxy materials prepared by FCNB, give at least 30 days, but not more than 60 days, written notice to FCNB of such nomination or business. Where less than 31 days notice of the meeting was given to shareholders by FCNB, notice must be given by the shareholder within 10 days of the date on which the meeting was announced to shareholders. If notice by the shareholder is not given in proper form and in a timely manner, the matter will be laid over until the next meeting of shareholders held more than 30 days following the meeting at which the nomination or proposal, was made.

   In accordance with SEC Rule 14a-8 under the Securities Exchange Act, shareholder proposals intended to be included in the proxy statement and presented at a regularly scheduled annual meeting must be received by FCNB at least 120 days before the anniversary of the date that the previous year's proxy statement was first mailed to shareholders. As provided in the SEC rules, if the annual meeting date has been changed by more than 30 days from the date of the prior year's meeting, or for special meetings, the proposal must be submitted within a reasonable time before FCNB begins to print and mail its proxy materials.

Discharge of Duties; Exculpation and Indemnification

 BB&T

   The NCBCA requires that a director of a North Carolina corporation discharge his or her duties as a director (a) in good faith, (b) with the care an ordinarily prudent person in a like position would exercise under similar circumstances and (c) in a manner the director reasonably believes to be in the best interests of the corporation. The NCBCA expressly provides that a director facing a change of control situation is not subject to any different duties or to a higher standard of care. BB&T's articles of incorporation provide that, to the fullest extent permitted by applicable law, no director of BB&T will have any personal liability for monetary damage for breach of a duty as a director. BB&T's bylaws require BB&T to indemnify its directors and officers, to the fullest extent permitted by applicable law, against liabilities arising out of his or her status as a director or officer, excluding any liability relating to activities that were at the time taken known or believed by such person to be clearly in conflict with the best interests of BB&T.

 FCNB

   The MGCL requires that a director of a Maryland corporation discharge duties as a director in good faith, in a manner reasonably believed to be in the best interest of the corporation and with the care that an ordinarily prudent person in a like position would use under similar circumstances.

   FCNB's articles of incorporation and bylaws provide that FCNB must indemnify and advance expenses to a director or officer of FCNB in connection with any proceeding, as defined by the MGCL, to the fullest extent permitted by the MGCL. FCNB may indemnify and advance expenses to other employees or agents in an amount determined by and in the discretion of the FCNB Board to the extent permitted by the MGCL. In accordance with the MGCL and FCNB's articles of incorporation and bylaws, FCNB may indemnify any director or officer made a party to any proceeding unless it is established that (a) the director's or officer's act or omission was material to the cause of action and was committed in bad faith or resulted from active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property, or services, or (c) in the case of criminal proceedings, the director or officer had reasonable cause to believe the act or omission was unlawful. A director or officer who is successful, on the merits or otherwise, in any proceeding must be indemnified by FCNB for reasonable expenses, including attorneys' fees. FCNB's articles of incorporation provides that, to the fullest extent permitted by applicable law, no director of FCNB will have personal liability for monetary damage for breach of a duty as a director. Maryland law requires directors to be liable (a) to the extent that it is proved that the person actually received an improper benefit or profit in money, property or services, for the amount of such benefit or profit actually received, or (b) to the extent that a court finds that the person's action, or failure to act, was the result of active and deliberate dishonesty which was material to the cause of action adjudicated in the proceeding.

Mergers, Share Exchanges and Sales of Assets

 BB&T

   The NCBCA generally requires that any merger, share exchange or sale of all or substantially all the assets of a corporation otherwise than in the ordinary course of business must be approved by the affirmative vote of the majority of the issued and outstanding shares of each voting group entitled to vote. Approval of a merger by the shareholders of the surviving corporation is not required in certain instances, however, including (as in the case of the merger with FCNB) a merger in which the number of voting shares outstanding immediately after the merger, plus the number of voting shares issuable as a result of the merger, does not exceed by more than 20% the number of voting shares outstanding immediately before the merger. BB&T is also subject to certain statutory anti-takeover provisions. See "--Anti-takeover Statutes" below.

 FCNB

   The MGCL generally requires that any merger, consolidation, share exchange, or sale of all or substantially all of the assets of a corporation must be approved by the affirmative vote of two thirds of the votes entitled to be cast on the transaction.

Anti-takeover Statutes

 BB&T

   The North Carolina Control Share Acquisition Act applies to BB&T. This Act is designed to protect shareholders of publicly owned North Carolina corporations based within the state against certain changes in control and to provide shareholders with the opportunity to vote on whether to afford voting rights to certain types of shareholders. The Act is triggered upon the acquisition by a person of shares of voting stock of a covered corporation that, when added to all other shares beneficially owned by the person, would result in that person holding one-fifth, one-third or a majority of the voting power in the election of directors. Under the Act, the shares acquired that result in the crossing of any of these thresholds have no voting rights until they are conferred by the affirmative vote of the holders of a majority of all outstanding voting shares, excluding those shares held by any person involved or proposing to be involved in the acquisition of shares in excess of the thresholds, any officer of the corporation and any employee of the corporation who is also a director of the corporation. If voting rights are conferred on the acquired shares, all shareholders of the corporation have the right to require that their shares be redeemed at the highest price paid per share by the acquiror for any of the acquired shares.

   The North Carolina Shareholder Protection Act requires that certain business combinations with existing shareholders either be approved by a supermajority of the other shareholders or meet certain "fair price" requirements. BB&T has elected to opt out of the North Carolina Shareholder Protection Act, as permitted by that Act.

 FCNB

   Under Maryland law, there are two statutory anti-takeover provisions generally applicable to FCNB.

   Restrictions on Business Combinations with Interested Shareholders. Section 3-602 of the MGCL imposes conditions and restrictions on certain "business combinations" (including, among other various transactions, a merger, consolidation, share exchange, or, in certain circumstances, an asset transfer or issuance of equity securities) between a Maryland corporation and any person who beneficially owns at least 10% of the corporation's stock (an "interested shareholder"). Unless approved in advance by the board of directors, or otherwise exempted by the statute, such a business combination is prohibited for a period of five years after the most recent date on which the interested shareholder became an interested shareholder. After such five-year period, a business combination with an interested shareholder must be: (a) recommended by the corporation's board of directors, and (b) approved by the affirmative vote of at least (i) 80% of the corporation's outstanding shares entitled to vote and (ii) two-thirds of the outstanding shares entitled to vote which are not held by the interested shareholder with whom the business combination is to be effected, unless, among other things, the corporation's common shareholders receive a "fair price" (as defined by the statute) for their shares and the consideration is received in cash or in the same form as previously paid by the interested shareholder for his or her shares. As the merger of FCNB into BB&T is pursuant the merger agreement, which has been approved by the FCNB Board,
Section 3-602 does not limit the ability of FCNB and BB&T to complete the merger.

   Control Share Acquisition Statute. Under the MGCL's control share acquisition law, voting rights of shares of stock of a Maryland corporation acquired by an acquiring person at ownership levels of 20%, 33 1/3% and 50% of the outstanding shares are denied unless conferred by a special shareholder vote of two-thirds of the outstanding shares held by persons other than the acquiring person and officers and directors of the corporation or, among other exceptions, such acquisition of shares is made pursuant to a merger agreement with the corporation or the corporation's charter or bylaws permit the acquisition of such shares prior to the acquiring person's acquisition thereof. Unless a corporation's charter or bylaws provide otherwise, the statute permits such corporation to redeem the acquired shares at "fair value" if the voting rights are not approved or if the acquiring person does not deliver a "control share acquisition statement" to the corporation on or before the tenth day after the control share acquisition. The acquiring person may call a shareholder's meeting to consider authorizing voting rights for control shares subject to certain disclosure obligations and payment of certain costs. If voting rights are approved for more than fifty percent of the outstanding stock, objecting shareholders may have their shares appraised and repurchased by the corporation for cash. As the merger of FCNB into BB&T is pursuant to the merger agreement between FCNB and BB&T, the control share acquisition law is not applicable to the merger.

Amendments to Articles of Incorporation and Bylaws

 BB&T

   The NCBCA provides generally that a North Carolina corporation's articles of incorporation may be amended only upon approval by a majority of the votes cast within each voting group entitled to vote. BB&T's articles of incorporation and bylaws impose a greater requirement, the affirmative vote of more than two-thirds of the outstanding shares entitled to vote, to approve an amendment that would amend, alter or repeal the provisions of the articles of incorporation or bylaws relating to classification and staggered terms of the BB&T Board, removal of directors or any requirement for a supermajority vote on such an amendment. The NCBCA provides that a North Carolina corporation's bylaws may be amended by its board of directors or its shareholders, except that, unless the articles of incorporation or a bylaw adopted by the shareholders provides otherwise, the board of directors may not amend a bylaw approved by the shareholders. BB&T's articles of incorporation authorize the BB&T Board to amend BB&T's bylaws.

 FCNB

   Except where applicable law or the articles of incorporation provide otherwise, FCNB's article of incorporation may be amended by the affirmative vote of two-thirds of the votes entitled to be cast thereon. The provision of the FCNB's articles of incorporation relating to removal of directors may be amended only upon the vote of the holders of 80% of the votes entitled to be cast in the election of directors, voting as a single class. Except to the extent a greater vote is required by law or the articles of incorporation, FCNB's bylaws may generally be amended by the majority vote of the shareholders or the Board of Directors.

Consideration of Business Combinations

 BB&T

   BB&T's articles of incorporation do not specify any factors to which the BB&T Board must give consideration in evaluating a transaction involving a potential change in control of BB&T.

 FCNB

   FCNB's articles of incorporation provide that where the Board of Directors evaluates any actual or proposed transaction which would or may involve a change in control of FCNB, the Board of Directors shall, in connection with the exercise of its business judgement in determining what is in the best interests of FCNB and its shareholders and in making any recommendation to its shareholders, give due consideration to all relevant factors, including, but not limited to the economic effect, both immediate and long term, upon FCNB's shareholders, if any, not to participate in the transaction; the social and economic effect on the employees, depositors and customers of, and others dealing with, FCNB and its subsidiaries and on the communities in which FCNB and its subsidiaries operate or are located; whether the proposal is acceptable based on the historical and current operating results or financial condition of FCNB; whether a more favorable price could be obtained for the FCNB common stock or other securities in the future; the reputation and business practices of the offeror and its management and affiliates as they would affect the employees of FCNB and its subsidiaries; the future value of the stock or other securities of FCNB; and any antitrust or other legal and regulatory issues that are raised by the proposal. If the Board of Directors determines that any such transaction should be rejected, it may take any lawful action to defeat such transaction.

Shareholders' Rights of Dissent and Appraisal

 BB&T

   The NCBCA provides that dissenters' rights are not available to the holders of shares of a corporation, such as BB&T, that are either listed on a national securities exchange or held by more than 2,000 record shareholders by reason of a merger, share exchange or sale or exchange of property unless (a) the articles of incorporation of the corporation that issued the shares provide otherwise or (b) in the case of a merger or share exchange, the holders of the shares are required to accept anything other than (1) cash, (2) shares in another corporation that are either listed on a national securities exchange or held by more than 2,000 record shareholders or (3) a combination of cash and such shares. BB&T's articles of incorporation do not authorize any special dissenters' rights.

 FCNB

   The MGCL provides that rights of objecting stockholders to obtain the fair value of their shares in cash in connection with a merger do not exist where a corporation's shares, like FCNB's, are designated as a Nasdaq National Market security or a Nasdaq SmallCap Market security on the record date for the shareholder meeting at which the merger will be considered.

Liquidation Rights

 BB&T

   In the event of the liquidation, dissolution or winding-up of the affairs of BB&T, holders of outstanding shares of BB&T common stock are entitled to share, in proportion to their respective interests, in BB&T's assets and funds remaining after payment, or provision for payment, of all debts and other liabilities of BB&T.

   Because BB&T is a bank holding company, its rights, the rights of its creditors and of its shareholders, including the holders of the shares of any BB&T preferred stock that may be issued, to participate in the assets of any subsidiary upon the latter's liquidation or recapitalization may be subject to the prior claims of (a) the subsidiary's creditors, except to the extent that BB&T may itself be a creditor with recognized claims against the subsidiary, and (b) any interests in the liquidation accounts established by savings associations or savings banks acquired by BB&T for the benefit of eligible account holders in connection with conversion of the savings associations from mutual to stock form.

 FCNB

   The rights of holders of FCNB common stock upon liquidation are virtually identical to those of holders of BB&T common stock.

                             SHAREHOLDER PROPOSALS

   In the event that the merger is not completed, any proposal which a shareholder wishes to have presented at the next annual meeting of shareholders and included in FCNB's proxy materials must be received at the main office of FCNB, 7200 FCNB Court, Frederick, Maryland 21703, no later than November 24, 2000. If such proposal is in compliance with all of the requirements of Rule 14a-8 of the Securities Exchange Act, it will be included in FCNB's proxy statement and set forth on the form of proxy issued for the next annual meeting of shareholders, if applicable. Shareholders wishing to present proposals at such meeting (but not include them in FCNB's proxy materials) must also give notice of such proposals to FCNB between February 17, 2001 and March 18, 2001, assuming the meeting is held on the anniversary of the 2000 annual meeting and that at least 30 days notice is given. It is urged that any proposals be sent by certified mail, return receipt requested.

                                 OTHER BUSINESS

   The FCNB Board is not aware of any business to come before the meeting other than those matters described in this proxy statement/prospectus. However, if any other matters should properly come before the meeting, it is intended that the proxies solicited hereby will be voted with respect to those other matters in accordance with the judgment of the persons voting the proxies.

                                 LEGAL MATTERS

   The validity of the shares of BB&T common stock offered by this proxy statement/prospectus will be passed upon by Womble Carlyle Sandridge & Rice, PLLC, as counsel to BB&T. As of the date of this proxy statement/prospectus, certain members of Womble Carlyle Sandridge & Rice, PLLC owned an aggregate of approximately 35,000 shares of BB&T common stock.

                                    EXPERTS

   The consolidated financial statements of BB&T Corporation and its subsidiaries which are incorporated by reference in this proxy statement/prospectus from BB&T's Current Report on Form 8-K dated October 27, 2000, which restates the consolidated financial statements for the year ended December 31, 1999 that are incorporated by reference from BB&T's Current Report on Form 8-K dated April 28, 2000 to reflect the acquisitions by BB&T of Hardwick Holding Company on June 13, 2000, First Banking Company of Southeast Georgia on June 15, 2000 and One Valley Bancorp on July 6, 2000, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports.

   The consolidated financial statements of FCNB Corp which are incorporated by reference herein have been audited by Keller Bruner & Company, LLP, independent certified public accountants, as indicated in their report dated January 26, 2000 with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing.

   FCNB expects representatives of Keller Bruner & Company, L.L.P. to attend FCNB's special meeting. These representatives will have an opportunity to make a statement if they desire to do so, and FCNB expects that they will be available to respond to any appropriate questions you may have.

                      WHERE YOU CAN FIND MORE INFORMATION

   BB&T and FCNB file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or certain other information that the companies file with the SEC at the following SEC locations:

  Public Reference Room    New York Regional Office    Chicago Regional Office
 450 Fifth Street, N.W.      7 World Trade Center          Citicorp Center
        Room 1024                 Suite 1300           500 West Madison Street
 Washington, D.C. 20549    New York, New York 10048          Suite 1400
                                                      Chicago, Illinois 60661-
                                                                2511

Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. These SEC filings are also available to the public from commercial document retrieval services and at the Internet world wide web site maintained by the SEC at "http://www.sec.gov." Reports, proxy statements and other information should also be available for inspection at the offices of the NYSE.

   BB&T has filed the registration statement to register with the SEC the BB&T common stock to be issued to FCNB shareholders in the merger. This proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of BB&T. As allowed by SEC rules, this proxy statement/prospectus does not contain all the information you can find in BB&T's registration statement or the exhibits to the registration statement.

   The SEC allows FCNB and BB&T to "incorporate by reference" information into this proxy statement/prospectus, which means that the companies can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered part of this proxy statement/prospectus, except for any information superseded by information contained directly in this proxy statement/prospectus or in later filed documents incorporated by reference in this proxy statement/prospectus.

   This proxy statement/prospectus incorporates by reference the documents set forth below that FCNB and BB&T have previously filed with the SEC. These documents contain important information about FCNB and BB&T and their businesses.

BB&T SEC Filings (File No. 1-
10853)
-----------------------------
Annual Report on Form 10-K........  For the fiscal year ended December 31, 1999

Quarterly Reports on Form 10-Q....  For the fiscal quarters ended March 31,
                                    2000 (as amended on Form 10-Q/A filed on
                                    June 5, 2000), June 30, 2000 and September
                                    30, 2000

Current Reports on Form 8-K.......  Filed January 12, 2000, February 7, 2000,
                                    February 9, 2000, April 11, 2000, April 28,
                                    2000, July 18, 2000, July 27, 2000, August
                                    23, 2000, September 6, 2000, October 12,
                                    2000, October 26, 2000, October 27, 2000
                                    and October 30, 2000

Registration Statements on Form 8-
 A (describing BB&T's common stock
 and concerning BB&T's shareholder  Filed September 4, 1991 and January 10, rights plan).....................  1997

FCNB SEC Filings (File No. 0-
15645)
-----------------------------
Annual Report on Form 10-K........  For the fiscal year ended December 31, 1999

Quarterly Reports on Form 10-Q....  For the fiscal quarters ended March 31,
                                    2000, June 30, 2000 and September 30, 2000

Current Report on Form 8-K........  Filed July 28, 2000

Registration Statement on Form 8-A
 (describing FCNB's common
 stock)...........................  Filed April 24, 1987

   FCNB and BB&T also incorporate by reference additional documents that may be filed with the SEC between the date of this proxy statement/prospectus and the completion of the merger or the termination of the merger agreement. These include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

   BB&T has supplied all information contained or incorporated by reference in this proxy statement/prospectus relating to BB&T, and FCNB has supplied all such information relating to FCNB before the merger.

   If you are a shareholder, we may have sent you some of the documents incorporated by reference, but you can obtain any of them through the companies, the SEC or the SEC's Internet web site as described above. Documents incorporated by reference are available from the companies without charge, excluding all exhibits except those that the companies have specifically incorporated by reference in this proxy statement/prospectus. Shareholders may obtain documents incorporated by reference in this proxy statement/prospectus by requesting them in writing or by telephone from the appropriate company at the following addresses:

          BB&T Corporation                           FCNB Corp
        Shareholder Reporting
        Post Office Box 1290                Shareholder Relations
                                                  7200 FCNB Court
 Winston-Salem, North Carolina 27102         Frederick, Maryland 21703
           (336) 733-3021                         (301) 662-2191

If you would like to request documents, please do so by December 14, 2000 to receive them before the meeting.

   You should rely only on the information contained or incorporated by reference in this proxy statement/prospectus. BB&T and FCNB have not authorized anyone to provide you with information that is different from what is contained in this proxy statement/prospectus or in any of the materials that have been incorporated by reference into this document. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this document or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. This proxy statement/prospectus is dated November 13, 2000. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than that date. Neither the mailing of this proxy statement/prospectus to shareholders nor the issuance of BB&T common stock in the merger creates any implication to the contrary.

                      AGREEMENT AND PLAN OF REORGANIZATION

                                    BETWEEN
                                   FCNB CORP
                                      and
                                BB&T CORPORATION

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
 ARTICLE I DEFINITIONS.....................................................  A-1
    1.1  Definitions......................................................   A-1
    1.2  Terms Defined Elsewhere..........................................   A-5
 ARTICLE II THE MERGER.....................................................  A-5
    2.1  Merger...........................................................   A-5
    2.2  Filing; Plan of Merger...........................................   A-5
    2.3  Effective Time...................................................   A-6
    2.4  Closing..........................................................   A-6
    2.5  Effect of Merger.................................................   A-6
    2.6  Further Assurances...............................................   A-6
    2.7  Merger Consideration.............................................   A-6
    2.8  Conversion of Shares; Payment of Merger Consideration............   A-7
    2.9  Conversion of Stock Options......................................   A-8
    2.10 Merger of Subsidiaries...........................................   A-8
    2.11 Anti-Dilution....................................................   A-9
    2.12 Assumption of Trust Preferred Obligations........................   A-9
 ARTICLE III REPRESENTATIONS AND WARRANTIES OF FCNB........................  A-9
    3.1  Capital Structure................................................   A-9
    3.2  Organization, Standing and Authority.............................   A-9
    3.3  Ownership of Subsidiaries........................................  A-10
    3.4  Organization, Standing and Authority of the Subsidiaries.........  A-10
    3.5  Authorized and Effective Agreement...............................  A-10
    3.6  Securities Filings; Financial Statements; Statements True........  A-11
    3.7  Minute Books.....................................................  A-11
    3.8  Adverse Change...................................................  A-11
    3.9  Absence of Undisclosed Liabilities...............................  A-11
    3.10 Properties.......................................................  A-12
    3.11 Environmental Matters............................................  A-12
    3.12 Loans; Allowance for Loan Losses.................................  A-12
    3.13 Tax Matters......................................................  A-13
    3.14 Employees; Compensation; Benefit Plans...........................  A-13
    3.15 Certain Contracts................................................  A-16
    3.16 Legal Proceedings; Regulatory Approvals..........................  A-16
    3.17 Compliance with Laws; Filings....................................  A-17
    3.18 Brokers and Finders..............................................  A-17
    3.19 Repurchase Agreements; Derivatives...............................  A-17
    3.20 Deposit Accounts.................................................  A-17
    3.21 Related Party Transactions.......................................  A-18
    3.22 Certain Information..............................................  A-18
    3.23 Tax and Regulatory Matters.......................................  A-18
    3.24 State Takeover Laws; Rights of Objecting Shareholders............  A-18
    3.25 Labor Relations..................................................  A-18
    3.26 Fairness Opinion.................................................  A-18
 ARTICLE IV REPRESENTATIONS AND WARRANTIES OF BB&T......................... A-19
    4.1  Capital Structure of BB&T........................................  A-19
    4.2  Organization, Standing and Authority of BB&T.....................  A-19
    4.3  Authorized and Effective Agreement...............................  A-19
    4.4  Organization, Standing and Authority of BB&T Subsidiaries........  A-20
    4.5  Securities Documents; Statements True............................  A-20

                                                                            Page
                                                                            ----
    4.6  Certain Information..............................................  A-20
    4.7  Tax and Regulatory Matters.......................................  A-20
    4.8  Share Ownership..................................................  A-20
    4.9  Legal Proceedings; Regulatory Approvals..........................  A-20
    4.10 Adverse Change...................................................  A-21
    4.11 Rights Agreement.................................................  A-21
 ARTICLE V COVENANTS....................................................... A-21
    5.1  FCNB Shareholder Meeting.........................................  A-21
    5.2  Registration Statement; Proxy Statement/Prospectus...............  A-21
    5.3  Plan of Merger; Reservation of Shares............................  A-21
    5.4  Additional Acts..................................................  A-22
    5.5  Best Efforts.....................................................  A-22
    5.6  Certain Accounting Matters.......................................  A-22
    5.7  Access to Information............................................  A-23
    5.8  Press Releases...................................................  A-23
    5.9  Forbearances of FCNB.............................................  A-23
    5.10 Employment Agreements............................................  A-25
    5.11 Affiliates.......................................................  A-25
    5.12 401(k) Plan; Pension Plan; Other Employee Benefits...............  A-25
    5.13 Directors and Officers Protection................................  A-26
    5.14 Forbearances of BB&T.............................................  A-27
    5.15 Reports..........................................................  A-27
    5.16 Exchange Listing.................................................  A-27
    5.17 Advisory Board for the Fredericks, Maryland Area.................  A-27
    5.18 Board of Directors of Branch Banking and Trust Company...........  A-28
 ARTICLE VI CONDITIONS PRECEDENT........................................... A-28
    6.1  Conditions Precedent--BB&T and FCNB..............................  A-28
    6.2  Conditions Precedent--FCNB.......................................  A-28
    6.3  Conditions Precedent--BB&T.......................................  A-29
 ARTICLE VII TERMINATION, DEFAULT, WAIVER AND AMENDMENT.................... A-30
    7.1  Termination......................................................  A-30
    7.2  Effect of Termination............................................  A-30
    7.3  Survival of Representations, Warranties and Covenants............  A-31
    7.4  Waiver...........................................................  A-31
    7.5  Amendment or Supplement..........................................  A-31
 ARTICLE VIII MISCELLANEOUS................................................ A-31
    8.1  Expenses.........................................................  A-31
    8.2  Entire Agreement.................................................  A-31
    8.3  No Assignment....................................................  A-32
    8.4  Notices..........................................................  A-32
    8.5  Specific Performance.............................................  A-32
    8.6  Captions.........................................................  A-33
    8.7  Counterparts.....................................................  A-33
    8.8  Governing Law....................................................  A-33

ANNEXES

 Annex A Articles of Merger
 Annex B Employment Agreement with A. Patrick Linton (omitted)
 Annex C Form Employment Agreement for Additional Officers (omitted)
 Annex D Form of Opinion of Counsel to BB&T (omitted)
 Annex E Form of Opinion of Counsel to FCNB (omitted)

                     AGREEMENT AND PLAN OF REORGANIZATION

   THIS AGREEMENT AND PLAN OF REORGANIZATION ("Agreement"), dated as of July 26, 2000, is between FCNB CORP ("FCNB"), a Maryland corporation having its principal office at Frederick, Maryland, and BB&T CORPORATION ("BB&T"), a North Carolina corporation having its principal office at Winston-Salem, North Carolina;

                               R E C I T A L S:

   The parties desire that FCNB shall be merged with and into BB&T (said transaction being hereinafter referred to as the "Merger") pursuant to a plan of merger (the "Plan of Merger") substantially in the form attached as Annex A hereto, and the parties desire to provide for certain undertakings, conditions, representations, warranties and covenants in connection with the transactions contemplated hereby. As a condition and inducement to BB&T's willingness to enter into the Agreement, FCNB is concurrently granting to BB&T an option to acquire, under certain circumstances, 2,370,000 shares of the common stock, par value $1.00 per share, of FCNB.

   NOW, THEREFORE, in consideration of the premises and of the mutual representations, warranties, covenants and agreements herein contained, and intending to be legally bound hereby, the parties hereto agree as follows:

                                   ARTICLE I
                                  DEFINITIONS

1.1 Definitions

   When used herein, the capitalized terms set forth below shall have the following meanings:

   "Affiliate" means, with respect to any person, any person, who directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with such person and, without limiting the generality of the foregoing, includes any executive officer or director of such person and any Affiliate of such executive officer or director.

   "Articles of Merger" shall mean the Articles of Merger required to be filed with the office of the Secretary of State of North Carolina, as provided in
Section 55-11-05 of the NCBCA, and with the Department, as provided in Section 3-107 of the MGCL.

   "Bank Holding Company Act" shall mean the Federal Bank Holding Company Act of 1956, as amended.

   "BB&T Common Stock" shall mean the shares of voting common stock, par value $5.00 per share, of BB&T, with rights attached issued pursuant to Rights Agreement dated December 17, 1996 between BB&T and Branch Banking and Trust Company, as Rights Agent, relating to BB&T's Series B Junior Participating Preferred Stock, $5.00 par value per share.

   "BB&T Option Agreement" shall mean the Stock Option Agreement dated as of even date herewith, as amended from time to time, under which BB&T has an option to purchase shares of FCNB Common Stock, which shall be executed immediately following execution of this Agreement.

   "BB&T Subsidiaries" shall mean Branch Banking and Trust Company, Branch Banking and Trust Company of South Carolina and Branch Banking and Trust Company of Virginia.

   "Benefit Plan Determination Date" shall mean, with respect to any employee pension or welfare benefit plan or program maintained by FCNB at the Effective Time, the date determined by BB&T with respect to each such plan or program which shall be not later than January 1 following the close of the calendar year in which the last of the FCNB Subsidiaries that is a bank is merged into BB&T or one of the BB&T Subsidiaries.

   "Business Day" shall mean all days other than Saturdays, Sundays and Federal Reserve holidays.

   "CERCLA" shall mean the Comprehensive Environmental Response Compensation and Liability Act, as amended, 42 U.S.C. 9601 et seq.

   "Code" shall mean the Internal Revenue Code of 1986, as amended.

   "Commission" shall mean the Securities and Exchange Commission.

   "CRA" shall mean the Community Reinvestment Act of 1977, as amended.

   "Department" shall mean the Department of Assessments and Taxation of the State of Maryland.

   "Disclosed" shall mean disclosed in the FCNB Disclosure Memorandum, referencing the Section number herein pursuant to which such disclosure is being made.

   "Environmental Claim" means any notice from any governmental authority or third party alleging potential liability (including, without limitation, potential liability for investigative costs, cleanup or remediation costs, governmental response costs, natural resources damages, property damages, personal injuries or penalties) arising out of, based upon, or resulting from a violation of the Environmental Laws or the presence or release into the environment of any Hazardous Substances.

   "Environmental Laws" means all applicable federal, state and local laws and regulations, as amended, relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface, or subsurface strata) and which are administered, interpreted, or enforced by the United States Environmental Protection Agency and state and local agencies with jurisdiction over and including common law in respect of, pollution or protection of the environment, including CERCLA, the Resource Conservation and Recovery Act, as amended, 42 U.S.C. 6901 et seq., and other laws and regulations relating to emissions, discharges, releases, or threatened releases of any Hazardous Substances, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling of any Hazardous Substances.

   "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended.

   "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

   "FCNB Common Stock" shall mean the shares of voting common stock, par value $1.00 per share, of FCNB.

   "FCNB Disclosure Memorandum" shall mean the written information in one or more documents, each of which is entitled "FCNB Disclosure Memorandum" and dated and delivered by FCNB to BB&T on or before the date of this Agreement, describing in reasonable detail the matters contained therein. Each disclosure made therein shall be in existence on the date of this Agreement and shall specifically reference each Section of this Agreement under which such disclosure is made. Information disclosed with respect to one Section shall not be deemed to be disclosed for purposes of any other Section not specifically referenced.

   "FCNB Subsidiaries" shall mean FCNB Capital Trust, FCNB Bank, Monocacy Management Company, FCNB Investment Holdings, Inc., Frederick Underwriters, Inc., Maryland Title Center-West, LLC, FCNB Mortgage Company, Inc. (inactive), First Bank Mortgage Company (inactive), Capital Asset Recovery (inactive), any and all other Subsidiaries of FCNB as of the date hereof and any corporation, bank, savings association, or other organization acquired as a Subsidiary of FCNB after the date hereof and held as a Subsidiary by FCNB at the Effective Time.

   "FDIC" shall mean the Federal Deposit Insurance Corporation.

   "Federal Reserve Board" shall mean the Board of Governors of the Federal Reserve System.

   "Financial Advisor" shall mean Danielson Associates, Inc.

   "Financial Statements" shall mean (a) with respect to BB&T, (i) the consolidated balance sheet (including related notes and schedules, if any) of BB&T as of December 31, 1999, 1998, and 1997, and the related consolidated statements of income, shareholders' equity and cash flows (including related notes and schedules, if any) for each of the three years ended December 31, 1999, 1998, and 1997, as filed by BB&T in Securities Documents and (ii) the consolidated balance sheets of BB&T (including related notes and schedules, if any), and the related consolidated statements of income, shareholders' equity and cash flows (including related notes and schedules, if any) included in Securities Documents filed by BB&T with respect to periods ended subsequent to December 31, 1999, and (b) with respect to FCNB, (i) the consolidated balance sheets (including related notes and schedules, if any) of FCNB as of December 31, 1999, 1998 and 1997, and the related consolidated statements of income, and cash flows (including related notes and schedules, if any) for each of the three years ended December 31, 1999, 1998 and 1997, as filed by FCNB in Securities Documents, and (ii) the consolidated balance sheets of FCNB (including related notes and schedules, if any) and the related consolidated statements of income and cash flows (including related notes and schedules, if any) included in Securities Documents filed by FCNB with respect to periods ended subsequent to December 31, 1999.

   "GAAP" shall mean generally accepted accounting principles applicable to financial institutions and their holding companies, as in effect at the relevant date.

   "Hazardous Substances" means any substance or material (i) identified in CERCLA; (ii) determined to be toxic, a pollutant or a contaminant under any applicable federal, state or local statutes, law, ordinance, rule or regulation, including but not limited to petroleum products; (iii) asbestos;
(iv) radon; (v) poly-chlorinated biphiphenyls and (vi) such other materials, substances or waste which are otherwise dangerous, hazardous, harmful to human health or the environment.

   "IRS" shall mean the Internal Revenue Service.

   "Knowledge" relating to the awareness of FCNB shall mean the personal knowledge of the president and chief executive officer, chief operating officer, chief financial officer, human resources director and comptroller of FCNB.

   "Material Adverse Effect" on BB&T or FCNB shall mean an event, change, or occurrence which, individually or together with any other event, change or occurrence, (i) has a material adverse effect on the financial condition, results of operations, business or business prospects of BB&T and the BB&T Subsidiaries taken as a whole, or FCNB and the FCNB Subsidiaries taken as a whole, or (ii) materially impairs the ability of BB&T or FCNB to perform its obligations under this Agreement or to consummate the Merger and the other transactions contemplated by this Agreement; provided that "Material Adverse Effect" shall not be deemed to include the impact of (a) actions and omissions of BB&T or FCNB taken with the prior written consent of the other in contemplation of the transactions contemplated hereby, and (b) the direct effects of compliance with this Agreement on the operating performance of the parties, including expenses incurred by the parties in consummating the transactions contemplated by this Agreement or relating to any litigation arising as a result of the Merger.

   "MGCL" shall mean the Maryland General Corporation Law, as amended.

   "NCBCA" shall mean the North Carolina Business Corporation Act, as amended.

   "NYSE" shall mean the New York Stock Exchange, Inc.

   "Proxy Statement/Prospectus" shall mean the proxy statement and prospectus, together with any supplements thereto, to be sent to shareholders of FCNB to solicit their votes in connection with a proposal to approve this Agreement and the Plan of Merger.

   "Registration Statement" shall mean the registration statement of BB&T under the Securities Act, including any post-effective amendments or supplements thereto as filed with the Commission under the Securities Act, with respect to the BB&T Common Stock to be issued in connection with the transactions contemplated by this Agreement.

   "Rights" shall mean warrants, options, rights, convertible securities and other arrangements or commitments which obligate an entity to issue or dispose of any of its capital stock or other ownership interests (other than rights pursuant to the Rights Agreement described under the definition of "BB&T Common Stock"), and stock appreciation rights, performance units and similar stock-based rights whether or not they obligate the issuer thereof to issue stock or other securities or to pay cash.

   "Securities Act" shall mean the Securities Act of 1933, as amended.

   "Securities Documents" shall mean all reports, proxy statements, registration statements and all similar documents filed, or required to be filed, pursuant to the Securities Laws, including but not limited to periodic and other reports filed pursuant to Section 13 of the Exchange Act.

   "Securities Laws" shall mean the Securities Act, the Exchange Act, the Investment Company Act of 1940, as amended, the Investment Advisers Act of 1940, as amended, the Trust Indenture Act of 1939 as amended, and the rules and regulations of the Commission promulgated thereunder.

   "Stock Option" shall mean, collectively, any option granted under the Stock Option Plan outstanding and unexercised on the date hereof to acquire shares of FCNB Common Stock, aggregating 573,581 shares.

   "Stock Option Plan" shall mean, collectively, FCNB's 1992 Employee Stock Option Plan (including the FCNB Amended and Restated Stock Option Plan for Former Employees of Capital Bank, National Association) and 1997 Stock Option Plan for Directors.

   "Stock Purchase Plan" shall mean FCNB's Dividend Reinvestment and Stock Purchase Plan.

   "Subsidiaries" shall mean all those corporations, associations, or other business entities of which the entity in question either owns or controls 50% or more of the outstanding equity securities either directly or through an unbroken chain of entities as to each of which 50% or more of the outstanding equity securities is owned directly or indirectly by its parent (in determining whether one entity owns or controls 50% or more of the outstanding equity securities of another, equity securities owned or controlled in a fiduciary capacity shall be deemed owned and controlled by the beneficial owner).

   "TILA" shall mean the Truth in Lending Act, as amended.

1.2 Terms Defined Elsewhere

   The capitalized terms set forth below are defined in the following sections:

   Agreement                       Introduction
   BB&T                            Introduction
   BB&T Option Plan               Section 2.9(a)
   Closing                          Section 2.4
   Closing Date                     Section 2.4
   Closing Value                  Section 2.7(b)
   Constituent Corporations         Section 2.1
   Debentures                      Section 2.12
   Effective Time                   Section 2.3
   Employer Entity               Section 5.12(a)
   Exchange Ratio                 Section 2.7(a)
   FCNB                            Introduction
   Indenture                       Section 2.12
   Maximum Amount                  Section 5.13
   Merger                              Recitals
   Merger Consideration           Section 2.7(a)
   PBGC                      Section 3.14(b)(iv)
   Plan                       Section 3.14(b)(i)
   Plan of Merger                      Recitals
   Surviving Corporation          Section 2.1(a)
   Trust Preferred                 Section 2.12

                                   ARTICLE II
                                   THE MERGER

2.1 Merger

   BB&T and FCNB are constituent corporations (the "Constituent Corporations") to the Merger as contemplated by the NCBCA. At the Effective Time:

     (a) FCNB shall be merged with and into BB&T in accordance with the applicable provisions of the NCBCA and the MGCL, with BB&T being the surviving corporate entity (hereinafter sometimes referred to as the "Surviving Corporation").

     (b) The separate existence of FCNB shall cease and the Merger shall in all respects have the effect provided in Section 2.5.

     (c) The Articles of Incorporation of BB&T at the Effective Time shall become the Articles of Incorporation of the Surviving Corporation.

     (d) The Bylaws of BB&T at the Effective Time shall become the Bylaws of the Surviving Corporation.

2.2 Filing; Plan of Merger

   The Merger shall not become effective unless this Agreement and the Plan of Merger are duly approved by shareholders holding at least two-thirds of the votes entitled to be cast on the Merger. Upon fulfillment or waiver of the conditions specified in Article VI and provided that this Agreement has not been terminated pursuant to Article VII, the Constituent Corporations will cause the Articles of Merger to be executed and filed with the Secretary of State of North Carolina and the Department, as provided in Section 55-11-05 of the NCBCA and Section 3-107 of the MGCL, respectively. The Plan of Merger is incorporated herein by reference, and adoption of this Agreement by the Boards of Directors of the Constituent Corporations and approval by the shareholders of FCNB shall constitute adoption and approval of the Plan of Merger.

2.3 Effective Time

   The Merger shall be effective at the day and hour specified in the Articles of Merger as filed as provided in Section 2.2 (herein sometimes referred to as the "Effective Time").

2.4 Closing

   The closing of the transactions contemplated by this Agreement (the "Closing") shall take place at the offices of Womble Carlyle Sandridge & Rice, PLLC, Winston-Salem, North Carolina, at 10:00 a.m. on the date designated by BB&T which is within thirty days following the satisfaction of the conditions to Closing set forth in Article VI (other than the delivery of certificates, opinions and other instruments and documents to be delivered at the Closing), or such later date as the parties may otherwise agree (the "Closing Date"); provided that in no event shall the Closing take place prior to January 1, 2001, without FCNB's consent.

2.5 Effect of Merger

   From and after the Effective Time, the separate existence of FCNB shall cease, and the Surviving Corporation shall thereupon and thereafter, to the extent consistent with its Articles of Incorporation, possess all of the rights, privileges, immunities and franchises, of a public as well as a private nature, of each of the Constituent Corporations; and all property, real, personal and mixed, and all debts due on whatever account, and all other choses in action, and each and every other interest of or belonging to or due to each of the Constituent Corporations shall be taken and deemed to be transferred to and vested in the Surviving Corporation without further act or deed; and the title to any real estate or any interest therein vested in either of the Constituent Corporations shall not revert or be in any way impaired by reason of the Merger. The Surviving Corporation shall thenceforth be responsible for all the liabilities, obligations and penalties of each of the Constituent Corporations; and any claim, existing action or proceeding, civil or criminal, pending by or against either of the Constituent Corporations may be prosecuted as if the Merger had not taken place, or the Surviving Corporation may be substituted in its place; and any judgment rendered against either of the Constituent Corporations may be enforced against the Surviving Corporation. Neither the rights of creditors nor any liens upon the property of either of the Constituent Corporations shall be impaired by reason of the Merger.

2.6 Further Assurances

   If, at any time after the Effective Time, the Surviving Corporation shall consider or be advised that any further deeds, assignments or assurances in law or any other actions are necessary, desirable or proper to vest, perfect or confirm of record or otherwise, in the Surviving Corporation, the title to any property or rights of the Constituent Corporations acquired or to be acquired by reason of, or as a result of, the Merger, the Constituent Corporations agree that such Constituent Corporations and their proper officers and directors shall and will execute and deliver all such proper deeds, assignments and assurances in law and do all things necessary, desirable or proper to vest, perfect or confirm title to such property or rights in the Surviving Corporation and otherwise to carry out the purpose of this Agreement, and that the proper officers and directors of the Surviving Corporation are fully authorized and directed in the name of the Constituent Corporations or otherwise to take any and all such actions.

2.7 Merger Consideration

   (a) As used herein, the term "Merger Consideration" shall mean the number of shares of BB&T Common Stock (to the nearest one thousandth of a share) to be exchanged for each share of FCNB Common Stock issued and outstanding as of the Effective Time and cash (without interest) to be payable in exchange for any fractional share of BB&T Common Stock which would otherwise be distributable to a FCNB shareholder as provided in Section 2.8(d). The number of shares of BB&T Common Stock to be issued for each issued and outstanding share of FCNB Common Stock shall be in the ratio of 0.7250 shares of BB&T Common Stock for each share of FCNB Common Stock (the "Exchange Ratio").

   (b) The amount of cash payable with respect to any fractional share of BB&T Common Stock shall be determined by multiplying the fractional part of such share by the Closing Value. The "Closing Value" shall mean the 4:00 p.m. closing price per share of BB&T Common Stock on the NYSE on the Closing Date as reported on NYSEnet.com (or, if not reported thereon, another authoritative source).

2.8 Conversion of Shares; Payment of Merger Consideration

   (a) At the Effective Time, by virtue of the Merger and without any action on the part of FCNB or the holders of record of FCNB Common Stock, each share of FCNB Common Stock issued and outstanding immediately prior to the Effective Time shall be converted into and shall represent the right to receive, upon surrender of the certificate representing such share of FCNB Common Stock (as provided in subsection (d) below), the Merger Consideration.

   (b) Each share of the common stock of BB&T issued and outstanding immediately prior to the Effective Time shall continue to be issued and outstanding.

   (c) Until surrendered, each outstanding certificate which prior to the Effective Time represented one or more shares of FCNB Common Stock shall be deemed upon the Effective Time for all purposes to represent only the right to receive the Merger Consideration. No interest will be paid or accrued on the Merger Consideration upon the surrender of the certificate or certificates representing shares of FCNB Common Stock. With respect to any certificate for FCNB Common Stock that has been lost or destroyed, BB&T shall pay the Merger Consideration attributable to such certificate upon receipt of a surety bond or other adequate indemnity as required in accordance with BB&T's standard policy, and evidence reasonably satisfactory to BB&T of ownership of the shares represented thereby. After the Effective Time, no transfer of the shares of FCNB Common Stock outstanding immediately prior to the Effective Time shall be made on the stock transfer books of the Surviving Corporation.

   (d) Promptly after the Effective Time, BB&T shall cause to be delivered or mailed to each FCNB shareholder a form of letter of transmittal and instructions for use in effecting the surrender of the certificates which, immediately prior to the Effective Time, represented any shares of FCNB Common Stock. Upon surrender of such certificates or other evidence of ownership meeting the requirements of Section 2.8(c), together with such letter of transmittal duly executed and completed in accordance with the instructions thereto, and such other documents as may be reasonably requested, BB&T shall promptly cause the delivery to the persons entitled thereto of the Merger Consideration, together with any declared and unpaid dividends thereon.

   (e) The Surviving Corporation shall pay any dividends or other distributions with a record date prior to the Effective Time which have been declared or made by FCNB in respect of shares of FCNB Common Stock in accordance with the terms of this Agreement and which remain unpaid at the Effective Time, subject to compliance by FCNB with the proviso in Section 5.9(b). To the extent permitted by law, former shareholders of record of FCNB shall be entitled to vote after the Effective Time at any meeting of BB&T shareholders the number of whole shares of BB&T Common Stock into which their respective shares of FCNB Common Stock are converted, regardless of whether such holders have exchanged their certificates representing FCNB Common Stock for certificates representing BB&T Common Stock in accordance with the provisions of this Agreement. Whenever a dividend or other distribution is declared by BB&T on the BB&T Common Stock, the record date for which is at or after the Effective Time, the declaration shall include dividends or other distributions on all shares of BB&T Common Stock issuable pursuant to this Agreement, but no dividend or other distribution payable to the holders of record of BB&T Common Stock as of any time subsequent to the Effective Time shall be delivered to the holder of any certificate representing FCNB Common Stock until such holder surrenders such certificate for exchange as provided in this Section 2.8. Upon surrender of such certificate, both the BB&T Common Stock certificate and any undelivered dividends and cash payments payable hereunder (without interest) shall be delivered and paid with respect to the shares of FCNB Common Stock represented by such certificate.

   (f) At the Effective Time, BB&T shall take over the Stock Purchase Plan, and all shares or rights to receive shares of FCNB Common Stock held in the Stock Purchase Plan shall be converted by applying the Exchange Ratio into shares or rights to receive shares of BB&T Common Stock.

2.9 Conversion of Stock Options

   (a) At the Effective Time, each Stock Option then outstanding (and which by its terms does not lapse on or before the Effective Time), whether or not then exercisable, shall be converted into and become rights with respect to BB&T Common Stock, and BB&T shall assume each Stock Option in accordance with the terms of the Stock Option Plan, except that from and after the Effective Time
(i) BB&T and its Compensation Committee shall be substituted for FCNB and the Human Resources Committee of FCNB's Board of Directors in administering the Stock Option Plan, (ii) each Stock Option assumed by BB&T may be exercised solely for shares of BB&T Common Stock, (iii) the number of shares of BB&T Common Stock subject to each such Stock Option shall be the number of whole shares of BB&T (omitting any fractional share) determined by multiplying the number of shares of FCNB Common Stock subject to such Stock Option immediately prior to the Effective Time by the Exchange Ratio, and (iv) the per share exercise price under each such Stock Option shall be adjusted by dividing the per share exercise price under each such Stock Option by the Exchange Ratio and rounding up to the nearest cent. Notwithstanding the foregoing, BB&T may at its election substitute as of the Effective Time options under the BB&T Corporation 1995 Omnibus Stock Incentive Plan or any other duly adopted comparable plan (in either case, the "BB&T Option Plan") for all or a part of the Stock Options, subject to the following conditions: (A) the requirements of (iii) and (iv) above shall be met; (B) such substitution shall not constitute a modification, extension or renewal of any of the Stock Options; and (C) the substituted options shall continue in effect on the same terms and conditions as provided in the Stock Option Agreements and the Stock Option Plan governing each Stock Option. Each grant of a converted or substitute option to any individual who subsequent to the Merger will be a director or officer of BB&T as construed under Rule 16b-3 shall, as a condition to such conversion or substitution, be approved in accordance with the provisions of Rule 16b-3. Each Stock Option which is an incentive stock option shall be adjusted as required by Section 424 of the Code, and the Regulations promulgated thereunder, so as to continue as an incentive stock option under Section 424(a) of the Code, and so as not to constitute a modification, extension, or renewal of the option within the meaning of Section 424(h) of the Code. BB&T and FCNB agree to take all necessary steps to effectuate the foregoing provisions of this Section 2.9. BB&T has reserved and shall continue to reserve adequate shares of BB&T Common Stock for delivery upon exercise of any converted or substitute options. As soon as practicable after the Effective Time, if it has not already done so, and to the extent FCNB shall have a registration statement in effect or an obligation to file a registration statement, BB&T shall file a registration statement on Form S-3 or Form S-8, as the case may be (or any successor or other appropriate forms), with respect to the shares of BB&T Common Stock subject to converted or substitute options and shall use its reasonable efforts to maintain the effectiveness of such registration statement (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such converted or substitute options remain outstanding. With respect to those individuals, if any, who subsequent to the Merger may be subject to the reporting requirements under Section 16(a) of the Exchange Act, BB&T shall administer the Stock Option Plan assumed pursuant to this Section 2.9 (or the BB&T Option Plan, if applicable) in a manner that complies with Rule 16b-3 promulgated under the Exchange Act to the extent necessary to preserve for such individuals the benefits of Rule 16b-3 to the extent such benefits were available to them prior to the Effective Time. FCNB hereby represents that the Stock Option Plan in its current form complies with Rule 16b-3 to the extent, if any, required as of the date hereof.

   (b) As soon as practicable following the Effective Time, BB&T shall deliver to the participants receiving converted options under the BB&T Option Plan an appropriate notice setting forth such participant's rights pursuant thereto.

2.10 Merger of Subsidiaries

   In the event that BB&T shall request, FCNB shall take such actions, and shall cause the FCNB Subsidiaries to take such actions, as may be required in order to effect, at the Effective Time, the merger of one or more of the FCNB Subsidiaries with and into, in each case, one of the BB&T Subsidiaries or any other Subsidiary of BB&T.

2.11 Anti-Dilution

   In the event BB&T changes the number of shares of BB&T Common Stock issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend or other similar recapitalization, and the record date thereof (in the case of a stock dividend) or the effective date thereof (in the case of a stock split or similar recapitalization for which a record date is not established) shall be prior to the Effective Time, the Exchange Ratio shall be proportionately adjusted.

2.12 Assumption of Trust Preferred Obligations

   BB&T acknowledges that FCNB Capital Trust ("FCNB Capital Trust"), an FCNB Subsidiary, holds 8.25% Subordinated Debentures ("Debentures") issued by FCNB pursuant to an Indenture (the "Indenture") between FCNB and State Street Bank and Trust Company, as trustee, dated as of July 20, 1998 and has issued 8.25% Cumulative Trust Preferred Securities (the "Trust Preferred"). BB&T shall upon the Effective Time expressly assume all of FCNB's obligations under the Indenture (including, without limitation, being substituted for FCNB) and execute any and all documents, instruments and agreements, including any supplemental indentures, required by the Indenture, the Debentures or the Trust Preferred and thereafter shall perform all of FCNB's obligations with respect to the Debentures and the Trust Preferred.

                                  ARTICLE III
                     REPRESENTATIONS AND WARRANTIES OF FCNB

   Except as Disclosed, FCNB represents and warrants to BB&T as follows (the representations and warranties herein of FCNB are made subject to the applicable standard set forth in Section 6.3(a), and no such representation or warranty shall be deemed to be inaccurate unless the inaccuracy would permit BB&T to refuse to consummate the Merger under such applicable standard):

3.1 Capital Structure

   The authorized capital stock of FCNB consists of 50,000,000 shares of FCNB Common Stock and 1,000,000 shares of preferred stock, par value $1.00 per share. As of the date hereof, 11,924,558 shares of FCNB Common Stock are issued and outstanding, and no shares of preferred stock are issued and outstanding. No other classes of capital stock of FCNB, common or preferred, are authorized, issued or outstanding. All outstanding shares of FCNB Common Stock have been duly authorized and are validly issued, fully paid and nonassessable. No shares of capital stock have been reserved for any purpose, except for (i) shares of FCNB Common Stock reserved in connection with the Stock Option Plan, (ii) 2,370,000 shares of FCNB Common Stock reserved in connection with the BB&T Option Agreement and (iii) 165,062 shares of FCNB Common Stock reserved in connection with the Stock Purchase Plan. FCNB has granted options to acquire 573,581 shares of FCNB Common Stock under the Stock Option Plan, which options remain outstanding as of the date hereof. There are no Rights authorized, issued or outstanding with respect to, nor are there any agreements, understandings or commitments relating to the right of any FCNB shareholder to own, to vote or to dispose of, the capital stock of FCNB. Holders of FCNB Common Stock do not have preemptive rights.

3.2 Organization, Standing and Authority

   FCNB is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland, with full corporate power and authority to carry on its business as now conducted and to own, lease and operate its properties and assets. FCNB is not required to be qualified to do business in any other state of the United States or foreign jurisdiction. FCNB is registered as a bank holding company under the Bank Holding Company Act.

3.3 Ownership of Subsidiaries

   Section 3.3 of the FCNB Disclosure Memorandum lists all of the FCNB Subsidiaries and, with respect to each, its jurisdiction of organization, jurisdictions in which it is qualified or otherwise licensed to conduct business, the number of shares or ownership interests owned by FCNB (directly or indirectly), the percentage ownership interest so owned by FCNB and its business activities. The outstanding shares of capital stock or other equity interests of the FCNB Subsidiaries are validly issued and outstanding, fully paid and nonassessable, and all such shares are directly or indirectly owned by FCNB free and clear of all liens, claims and encumbrances or preemptive rights of any person. No Rights are authorized, issued or outstanding with respect to the capital stock or other equity interests of the FCNB Subsidiaries, and there are no agreements, understandings or commitments relating to the right of FCNB to own, to vote or to dispose of said interests. None of the shares of capital stock or other equity interests of the FCNB Subsidiaries have been issued in violation of the preemptive rights of any person. Section 3.3 of the FCNB Disclosure Memorandum also lists all shares of capital stock or other securities or ownership interests of any corporation, partnership, joint venture, or other organization (other than the FCNB Subsidiaries and stock or other securities held in a fiduciary capacity) owned directly or indirectly by FCNB.

3.4 Organization, Standing and Authority of the Subsidiaries

   FCNB Bank, the sole FCNB Subsidiary that is a depository institution, is a Maryland-chartered banking institution with its deposits insured by the FDIC. Each of the FCNB Subsidiaries is validly existing and in good standing under the laws of its jurisdiction of organization. Each of the FCNB Subsidiaries has full power and authority to carry on its business as now conducted, and is duly qualified to do business in each jurisdiction Disclosed with respect to it. No FCNB Subsidiary is required to be qualified to do business in any other state of the United States or foreign jurisdiction, or is engaged in any type of activities that have not been Disclosed.

3.5 Authorized and Effective Agreement

   (a) FCNB has all requisite corporate power and authority to enter into and (subject to receipt of all necessary governmental approvals and the receipt of approval of the FCNB shareholders of this Agreement and the Plan of Merger) to perform all of its obligations under this Agreement, the Articles of Merger and the BB&T Option Agreement. The execution and delivery of this Agreement, the Articles of Merger and the BB&T Option Agreement, and consummation of the transactions contemplated hereby and thereby, have been duly and validly authorized by all necessary corporate action, except, in the case of this Agreement and the Plan of Merger, the approval of the FCNB shareholders pursuant to and to the extent required by applicable law. This Agreement, the Plan of Merger and the BB&T Option Agreement constitute legal, valid and binding obligations of FCNB, and each is enforceable against FCNB in accordance with its terms, in each such case subject to (i) bankruptcy, fraudulent transfer, insolvency, moratorium, reorganization, conservatorship, receivership, or other similar laws from time to time in effect relating to or affecting the enforcement of the rights of creditors of FDIC-insured institutions or the enforcement of creditors' rights generally; and (ii) general principles of equity (whether applied in a court of law or in equity).

   (b) Neither the execution and delivery of this Agreement, the Articles of Merger or the BB&T Option Agreement, nor consummation of the transactions contemplated hereby or thereby, nor compliance by FCNB with any of the provisions hereof or thereof, shall (i) conflict with or result in a breach of any provision of the Articles of Incorporation or bylaws of FCNB or any FCNB Subsidiary, (ii) constitute or result in a breach of any term, condition or provision of, or constitute a default under, or give rise to any right of termination, cancellation or acceleration with respect to, or result in the creation of any lien, charge or encumbrance upon any property or asset of FCNB or any FCNB Subsidiary pursuant to, any note, bond, mortgage, indenture, license, permit, contract, agreement or other instrument or obligation, or
(iii) subject to receipt of all required governmental approvals, violate any order, writ, injunction, decree, statute, rule or regulation applicable to FCNB or any FCNB Subsidiary.

   (c) Other than consents or approvals required from, or notices to, regulatory authorities as provided in Section 5.4(b), no notice to, filing with, or consent of, any public body or authority is necessary for the consummation by FCNB of the Merger and the other transactions contemplated in this Agreement.

3.6 Securities Filings; Financial Statements; Statements True

   (a) FCNB has timely filed all Securities Documents required by the Securities Laws to be filed since December 31, 1996. FCNB has Disclosed or made available to BB&T a true and complete copy of each Securities Document filed by FCNB with the Commission after December 31, 1996 and prior to the date hereof, which are all of the Securities Documents that FCNB was required to file during such period. As of their respective dates of filing, such Securities Documents complied with the Securities Laws as then in effect and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

   (b) The Financial Statements of FCNB fairly present or will fairly present, as the case may be, the consolidated financial position of FCNB and the FCNB Subsidiaries as of the dates indicated and the consolidated statements of income and retained earnings, changes in shareholders' equity and statements of cash flows for the periods then ended (subject, in the case of unaudited interim statements, to the absence of notes and to normal year-end audit adjustments that are not material in amount or effect) in conformity with GAAP applied on a consistent basis.

   (c) No statement, certificate, instrument or other writing furnished or to be furnished hereunder by FCNB or any FCNB Subsidiary to BB&T contains or will contain any untrue statement of a material fact or will omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

3.7 Minute Books

   The minute books of FCNB and each of the FCNB Subsidiaries contain or will contain at Closing accurate records of all meetings and other corporate actions of their respective shareholders and Boards of Directors (including committees of the Board of Directors), and the signatures contained therein are the true signatures of the persons whose signatures they purport to be, provided, however, that this representation shall relate only to the minute books of FCNB and each FCNB Subsidiary since January 1, 1995, or, if later the date of acquisition or organization of such FCNB Subsidiary.

3.8 Adverse Change

   Since December 31, 1999, FCNB and the FCNB Subsidiaries have not incurred any liability, whether accrued, absolute or contingent, except as disclosed in the most recent FCNB Financial Statements, or entered into any transactions with Affiliates, in each case other than in the ordinary course of business consistent with past practices, nor has there been any adverse change or any event involving a prospective adverse change in the business, financial condition, results of operations or business prospects of FCNB or any of the FCNB Subsidiaries.

3.9 Absence of Undisclosed Liabilities

   All liabilities (including contingent liabilities) of FCNB and the FCNB Subsidiaries are disclosed in the most recent Financial Statements of FCNB or are normally recurring business obligations incurred in the ordinary course of their respective businesses since the date of FCNB's most recent Financial Statements.

3.10 Properties

   (a) FCNB and the FCNB Subsidiaries have good and marketable title, free and clear of all liens, encumbrances, charges, defaults or equitable interests, to all of the properties and assets, real and personal, tangible and intangible, reflected on the consolidated balance sheet included in the Financial Statements of FCNB as of December 31, 1999 or acquired after such date, except for (i) liens for current taxes not yet due and payable, (ii) pledges to secure deposits and other liens incurred in the ordinary course of banking business,
(iii) such imperfections of title, easements and encumbrances, if any, as are not material in character, amount or extent, or (iv) dispositions and encumbrances for adequate consideration in the ordinary course of business.

   (b) All leases and licenses pursuant to which FCNB or any FCNB Subsidiary, as lessee or licensee, leases or licenses rights to real or personal property are valid and enforceable in accordance with their respective terms.

3.11 Environmental Matters

   (a) FCNB and the FCNB Subsidiaries are and at all times have been in compliance with all Environmental Laws. Neither FCNB nor any FCNB Subsidiary has received any communication alleging that FCNB or the FCNB Subsidiary is not in such compliance, and there are no present circumstances that would prevent or interfere with the continuation of such compliance.

   (b) There are no pending Environmental Claims, neither FCNB nor any FCNB Subsidiary has received notice of any pending Environmental Claims, and there are no conditions or facts existing which might reasonably be expected to result in legal, administrative, arbitral or other proceedings asserting Environmental Claims or other claims, causes of action or governmental investigations of any nature seeking to impose, or that could result in the imposition of, any liability arising under any Environmental Laws upon (i) FCNB or any FCNB Subsidiary, (ii) any person or entity whose liability for any Environmental Claim FCNB or any FCNB Subsidiary has or may have retained or assumed, either contractually or by operation of law, (iii) any real or personal property owned or leased by FCNB or any FCNB Subsidiary, or any real or personal property which FCNB or any FCNB Subsidiary has or is judged to have managed or supervised or participated in the management of, or (iv) any real or personal property in which FCNB or any FCNB Subsidiary holds a security interest securing a loan recorded on the books of FCNB or any FCNB Subsidiary. Neither FCNB nor any FCNB Subsidiary is subject to any agreement, order, judgment, decree or memorandum by or with any court, governmental authority, regulatory agency or third party imposing any liability under any Environmental Laws.

   (c) FCNB and the FCNB Subsidiaries are in compliance with all recommendations contained in any environmental audits, analyses and surveys received by FCNB relating to all real and personal property owned or leased by FCNB or any FCNB Subsidiary and all real and personal property of which FCNB or any FCNB Subsidiary has or is judged to have managed or supervised or participated in the management of.

   (d) There are no past or present actions, activities, circumstances, conditions, events or incidents that could reasonably form the basis of any Environmental Claim, or other claim or action or governmental investigation that could result in the imposition of any liability arising under any Environmental Laws, against FCNB or any FCNB Subsidiary or against any person or entity whose liability for any Environmental Claim FCNB or any FCNB Subsidiary has or may have retained or assumed, either contractually or by operation of law.

3.12 Loans; Allowance for Loan Losses

   (a) All of the loans on the books of FCNB and the FCNB Subsidiaries are valid and properly documented and were made in the ordinary course of business, and the security therefor, if any, is valid and properly perfected. Neither the terms of such loans, nor any of the loan documentation, nor the manner in which such loans have been administered and serviced, nor FCNB's procedures and practices of approving or rejecting loan applications, violates any federal, state or local law, rule, regulation or ordinance applicable thereto, including, without limitation, the TILA, Regulations O and Z of the Federal Reserve Board, the CRA, the Equal Credit

Opportunity Act, as amended, and state laws, rules and regulations relating to consumer protection, installment sales and usury.

   (b) The allowances for loan losses reflected on the consolidated balance sheets included in the Financial Statements of FCNB are, in the reasonable judgment of management of FCNB, adequate as of their respective dates under the requirements of GAAP and applicable regulatory requirements and guidelines.

3.13 Tax Matters

   (a) FCNB and the FCNB Subsidiaries and each of their predecessors have timely filed (or requests for extensions have been timely filed and any such extensions either are pending or have been granted and have not expired) all federal, state and local (and, if applicable, foreign) tax returns required by applicable law to be filed by them (including, without limitation, estimated tax returns, income tax returns, information returns, and withholding and employment tax returns) and have paid, or where payment is not required to have been made, have set up an adequate reserve or accrual for the payment of, all taxes required to be paid in respect of the periods covered by such returns and, as of the Effective Time, will have paid, or where payment is not required to have been made, will have set up an adequate reserve or accrual for the payment of, all taxes for any subsequent periods ending on or prior to the Effective Time. Neither FCNB nor any FCNB Subsidiary has or will have any liability for any such taxes in excess of the amounts so paid or reserves or accruals so established. FCNB and the FCNB Subsidiaries have paid, or where payment is not required to have been made have set up an adequate reserve or accrual for payment of, all taxes required to be paid or accrued for the preceding or current fiscal year for which a return is not yet due.

   (b) All federal, state and local (and, if applicable, foreign) tax returns filed by FCNB and the FCNB Subsidiaries are complete and accurate. Neither FCNB nor any FCNB Subsidiary is delinquent in the payment of any tax, assessment or governmental charge. No deficiencies for any tax, assessment or governmental charge have been proposed, asserted or assessed (tentatively or otherwise) against FCNB or any FCNB Subsidiary which have not been settled and paid. There are currently no agreements in effect with respect to FCNB or any FCNB Subsidiary to extend the period of limitations for the assessment or collection of any tax. No audit examination or deficiency or refund litigation with respect to such returns is pending.

   (c) Deferred taxes have been provided for in accordance with GAAP consistently applied.

   (d) Neither FCNB nor any of the FCNB Subsidiaries is a party to any tax allocation or sharing agreement or has been a member of an affiliated group filing a consolidated federal income tax return (other than a group the common parent of which was FCNB or a FCNB subsidiary) or has any liability for taxes of any person (other than FCNB and the FCNB Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law) as a transferee or successor or by contract or otherwise.

   (e) Each of FCNB and the FCNB Subsidiaries is in compliance with, and its records contain all information and documents (including properly completed IRS Forms W-9) necessary to comply with, all applicable information reporting and tax withholding requirements under federal, state, and local tax laws, and such records identify with specificity all accounts subject to backup withholding under Section 3406 of the Code.

   (f) Neither FCNB nor any of the FCNB Subsidiaries has made any payments, is obligated to make any payments, or is a party to any contract that could obligate it to make any payments that would be disallowed as a deduction under
Section 280G or 162(m) of the Code.

3.14 Employees; Compensation; Benefit Plans

   (a) Compensation. FCNB has Disclosed a complete and correct list of the name, age, position, rate of compensation and any incentive compensation arrangements, bonuses or commissions or fringe or other benefits, whether payable in cash or in kind, of each director, shareholder, independent contractor, consultant and agent of FCNB and of each FCNB Subsidiary and each other person (in each case other than as an employee) to whom FCNB or any FCNB Subsidiary pays or provides, or has an obligation, agreement (written or unwritten), policy or practice of paying or providing, retirement, health, welfare or other benefits of any kind or description whatsoever.

   (b) Employee Benefit Plans.

     (i) FCNB has Disclosed an accurate and complete list of all Plans (as defined below) contributed to, maintained or sponsored by FCNB or any FCNB Subsidiary, to which FCNB or any FCNB Subsidiary is obligated to contribute or has any liability or potential liability, whether direct or indirect, including all Plans contributed to, maintained or sponsored by each member of the controlled group of corporations, within the meaning of Sections 414(b), 414(c), 414(m) and 414(o) of the Code, of which FCNB or any FCNB Subsidiary is a member, and which is still in effect or is terminated and a final report on Form 5500 is required and has not been filed. For purposes of this Agreement, the term "Plan" shall mean a plan, arrangement, agreement or program described in the foregoing provisions of this Section 3.14(b)(i) and which is: (A) a profit-sharing, deferred compensation, bonus, stock option, stock purchase, pension, retainer, consulting, retirement, severance, welfare or incentive plan, agreement or arrangement, whether or not funded and whether or not terminated, (B) an employment agreement, (C) a personnel policy or fringe benefit plan, policy, program or arrangement providing for benefits or perquisites to current or former employees, officers, directors or agents, whether or not funded, and whether or not terminated, including, without limitation, benefits relating to automobiles, clubs, vacation, child care, parenting, sabbatical, sick leave, severance, medical, dental, hospitalization, life insurance and other types of insurance, or (D) any other employee benefit plan as defined in Section 3(3) of ERISA, whether or not funded and whether or not terminated.

     (ii) Neither FCNB nor any FCNB Subsidiary contributes to, has an obligation to contribute to or otherwise has any liability or potential liability with respect to (A) any multiemployer plan as defined in Section 3(37) of ERISA, (B) any plan of the type described in Sections 4063 and 4064 of ERISA or in Section 413 of the Code (and regulations promulgated thereunder), or (C) any plan which provides health, life insurance, accident or other "welfare-type" benefits to current or future retirees or former employees or directors, their spouses or dependents, other than in accordance with Section 4980B of the Code or applicable state continuation coverage law.

     (iii) None of the Plans obligates FCNB or any FCNB Subsidiary to pay separation, severance, termination or similar-type benefits solely as a result of any transaction contemplated by this Agreement or solely as a result of a "change in control," as such term is used in Section 280G of the Code (and regulations promulgated thereunder).

     (iv) Each Plan, and all related trusts, insurance contracts and funds, has been maintained, funded and administered in compliance in all respects with its own terms and in compliance in all respects with all applicable laws and regulations, including but not limited to ERISA and the Code. No actions, suits, claims, complaints, charges, proceedings, hearings, examinations, investigations, audits or demands with respect to the Plans (other than routine claims for benefits) are pending or threatened, and there are no facts which could give rise to or be expected to give rise to any actions, suits, claims, complaints, charges, proceedings, hearings, examinations, investigations, audits or demands. No Plan that is subject to the funding requirements of Section 412 of the Code or Section 302 of ERISA has incurred any "accumulated funding deficiency" as such term is defined in such Sections of ERISA and the Code, whether or not waived, and each Plan has always fully met the funding standards required under Title I of ERISA and Section 412 of the Code. No liability to the Pension Benefit Guaranty Corporation ("PBGC") (except for routine payment of premiums) has been or is expected to be incurred with respect to any Plan that is subject to Title IV of ERISA, no reportable event (as such term is defined in Section 4043 of ERISA) for which the PBGC has not waived notice has occurred with respect to any such Plan, and the PBGC has not commenced or threatened the termination of any Plan. None of the assets of FCNB or any FCNB Subsidiary is the subject of any lien arising under Section 302(f) of ERISA or Section 412(n) of the Code, neither FCNB nor any FCNB Subsidiary has been required to post any security pursuant to Section 307 of ERISA or Section 401(a)(29) of the Code, and there are no facts which could be expected to give rise to such lien or such posting of security. No event has occurred and no condition exists that would subject FCNB or any FCNB Subsidiary to any tax under Sections 4971, 4972, 4976, 4977 or 4979 of the Code or to a fine or penalty under
  Section 502(c) of ERISA.

     (v) Each Plan that is intended to be qualified under Section 401(a) of the Code, and each trust (if any) forming a part thereof, has received a favorable determination letter from the IRS as to the qualification under the Code of such Plan and the tax exempt status of such related trust, and nothing has occurred since the date of such determination letter that could adversely affect the qualification of such Plan or the tax exempt status of such related trust.

     (vi) No underfunded "defined benefit plan" (as such term is defined in Section 3(35) of ERISA) has been, during the five years preceding the Closing Date, transferred out of the controlled group of corporations (within the meaning of Sections 414(b), (c), (m) and (o) of the Code) of which FCNB or any FCNB Subsidiary is a member or was a member during such five-year period.

     (vii) As of December 31, 1999, the fair market value of the assets of each Plan that is a tax qualified defined benefit plan equaled or exceeded, and as of the Closing Date will equal or exceed, the present value of all vested and nonvested liabilities thereunder determined in accordance with reasonable actuarial methods, factors and assumptions applicable to a defined benefit plan on an ongoing basis. With respect to each Plan that is subject to the funding requirements of Section 412 of the Code and Section 302 of ERISA, all required contributions for all periods ending prior to or as of the Closing Date (including periods from the first day of the then-current plan year to the Closing Date and including all quarterly contributions required in accordance with Section 412(m) of the Code) shall have been made. With respect to each other Plan, all required payments, premiums, contributions, reimbursements or accruals for all periods ending prior to or as of the Closing Date shall have been made. No tax qualified Plan has any unfunded liabilities.

     (viii) No prohibited transaction (which shall mean any transaction prohibited by Section 406 of ERISA and not exempt under Section 408 of ERISA or Section 4975 of the Code, whether by statutory, class or individual exemption) has occurred with respect to any Plan which would result in the imposition, directly or indirectly, of any excise tax, penalty or other liability under Section 4975 of the Code or Section 409 or 502(i) of ERISA. Neither FCNB nor, to the best knowledge of FCNB, any FCNB Subsidiary, any trustee, administrator or other fiduciary of any Plan, or any agent of any of the foregoing has engaged in any transaction or acted or failed to act in a manner that could subject FCNB or any FCNB Subsidiary to any liability for breach of fiduciary duty under ERISA or any other applicable law.

     (ix) With respect to each Plan, all reports and information required to be filed with any government agency or distributed to Plan participants and their beneficiaries have been duly and timely filed or distributed.

     (x) FCNB and each FCNB Subsidiary has been and is presently in compliance with all of the requirements of Section 4980B of the Code.

     (xi) Neither FCNB nor any FCNB Subsidiary has a liability as of December 31, 1999 under any Plan that, to the extent disclosure is required under GAAP, is not reflected on the consolidated balance sheet included in the Financial Statements of FCNB as of December 31, 1999 or otherwise Disclosed.

     (xii) Neither the consideration nor implementation of the transactions contemplated under this Agreement will increase (A) FCNB's or any FCNB Subsidiary's obligation to make contributions or any other payments to fund benefits accrued under the Plans as of the date of this Agreement or (B) the benefits accrued or payable with respect to any participant under the Plans (except to the extent benefits may be deemed increased by accelerated vesting, accelerated allocation of previously unallocated Plan assets or by the conversion of all stock options in accordance with Section 2.9.

     (xiii) With respect to each Plan, FCNB has Disclosed or made available to BB&T, true, complete and correct copies of (A) all documents pursuant to which the Plans are maintained, funded and administered, including summary plan descriptions, (B) the three most recent annual reports (Form 5500 series) filed with the IRS (with attachments), (C) the three most recent actuarial reports, if any, (D) the three most recent financial statements,
  (E) all governmental filings for the last three years, including, without limitation, excise tax returns and reportable events filings, and (F) all governmental rulings, determinations, and opinions (and pending requests for governmental rulings, determinations, and opinions) during the past three years.

     (xiv) Each of the Plans as applied to FCNB and any FCNB Subsidiary may be amended or terminated at any time by action of FCNB's Board of Directors, or such FCNB's Subsidiary's Board of Directors, as the case may be, or a committee of such Board of Directors or duly authorized officer, in each case subject to the terms of the Plan and compliance with applicable laws and regulations (and limited, in the case of multiemployer plans, to termination of the participation of FCNB or a FCNB Subsidiary thereunder).

3.15 Certain Contracts

   (a) Neither FCNB nor any FCNB Subsidiary is a party to, is bound or affected by, or receives benefits under (i) any agreement, arrangement or commitment, written or oral, the default of which would have a Material Adverse Effect, whether or not made in the ordinary course of business (other than loans or loan commitments made or certificates or deposits received in the ordinary course of the banking business), or any agreement restricting its business activities, including, without limitation, agreements or memoranda of understanding with regulatory authorities, (ii) any agreement, indenture or other instrument, written or oral, relating to the borrowing of money by FCNB or any FCNB Subsidiary or the guarantee by FCNB or any FCNB Subsidiary of any such obligation, that cannot be terminated within less than 30 days after the Closing Date by FCNB or any FCNB Subsidiary (without payment of any penalty or cost, except with respect to Federal Home Loan Bank or Federal Reserve Bank advances), (iii) any agreement, arrangement or commitment, written or oral, relating to the employment of a consultant, independent contractor or agent, or the employment, election or retention in office of any present or former director or officer, which cannot be terminated within less than 30 days after the Closing Date by FCNB or any FCNB Subsidiary (without payment of any penalty or cost), or that provides benefits which are contingent, or the application of which is altered, upon the occurrence of a transaction involving FCNB of the nature contemplated by this Agreement or the BB&T Option Agreement, or (iv) any agreement or plan, written or oral, including any stock option plan, stock appreciation rights plan, restricted stock plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the BB&T Option Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement or the BB&T Option Agreement. Each matter Disclosed pursuant to this Section 3.15(a) is in full force and effect as of the date hereof.

   (b) Neither FCNB nor any FCNB Subsidiary is in default under any agreement, commitment, arrangement, lease, insurance policy, or other instrument, whether entered into in the ordinary course of business or otherwise and whether written or oral, and there has not occurred any event that, with the lapse of time or giving of notice or both, would constitute such a default.

3.16 Legal Proceedings; Regulatory Approvals

   There are no actions, suits, claims, governmental investigations or proceedings instituted, pending or, to the best knowledge of FCNB, threatened against FCNB or any FCNB Subsidiary or against any asset, interest, plan or right of FCNB or any FCNB Subsidiary, or, to the best knowledge of FCNB, against any officer, director or employee of any of them in their capacity as such. There are no actions, suits or proceedings instituted, pending or, to the best knowledge of FCNB, threatened against any present director or officer of FCNB or any FCNB Subsidiary, and, to the best knowledge of FCNB, there are no actions, suits or proceedings instituted, pending or threatened against any former director or officer of FCNB or of any FCNB Subsidiary, that would reasonably be expected to give rise to a claim against FCNB or any FCNB Subsidiary for indemnification. There are no actual or, to the best knowledge of FCNB, threatened actions, suits or proceedings which present a claim to restrain or prohibit the transactions contemplated herein or in the BB&T Option Agreement. To the best knowledge of FCNB, no fact or condition relating to FCNB or any FCNB Subsidiary exists (including, without limitation, noncompliance with the CRA) that would prevent FCNB or BB&T from obtaining all of the federal and state regulatory approvals contemplated herein.

3.17 Compliance with Laws; Filings

   Each of FCNB and each FCNB Subsidiary is in compliance with all statutes and regulations (including, but not limited to, the CRA, the TILA and regulations promulgated thereunder, and other consumer banking laws), and has obtained and maintained all permits, licenses and registrations applicable to the conduct of its business, and neither FCNB nor any FCNB Subsidiary has received written or, to FCNB's Knowledge, oral notification that has not lapsed, been withdrawn or abandoned by any agency or department of federal, state or local government (i) asserting a violation or possible violation of any such statute or regulation,
(ii) threatening to revoke any permit, license, registration, or other government authorization, or (iii) restricting or in any way limiting its operations. Neither FCNB nor any FCNB Subsidiary is subject to any regulatory or supervisory cease and desist order, agreement, directive, memorandum of understanding or commitment, and none of them has received any written or, to FCNB's Knowledge, oral communication requesting that it enter into any of the foregoing. Since December 31, 1996, FCNB and each of the FCNB Subsidiaries has filed all reports, registrations, notices and statements, and any amendments thereto, that it was required to file with federal and state regulatory authorities, including, without limitation, the Commission, FDIC, Federal Reserve Board and applicable state Regulators. Each such report, registration, notice and statement, and each amendment thereto, complied with applicable legal requirements.

3.18 Brokers and Finders

   Neither FCNB nor any FCNB Subsidiary, nor any of their respective officers, directors or employees, has employed any broker, finder or financial advisor or incurred any liability for any fees or commissions in connection with the transactions contemplated herein, in the Plan of Merger or in the BB&T Option Agreement, except for (i) an obligation to the Financial Advisor for investment banking services, the nature and extent of which has been Disclosed, and (ii) fees to accountants and lawyers.

3.19 Repurchase Agreements; Derivatives

   (a) With respect to all agreements currently outstanding pursuant to which FCNB or any FCNB Subsidiary has purchased securities subject to an agreement to resell, FCNB or the FCNB Subsidiary has a valid, perfected first lien or security interest in the securities or other collateral securing such agreement, and the value of such collateral equals or exceeds the amount of the debt secured thereby. With respect to all agreements currently outstanding pursuant to which FCNB or any FCNB Subsidiary has sold securities subject to an agreement to repurchase, neither FCNB nor the FCNB Subsidiary has pledged collateral in excess of the amount of the debt secured thereby. Neither FCNB nor any FCNB Subsidiary has pledged collateral in excess of the amount required under any interest rate swap or other similar agreement currently outstanding.

   (b) Neither FCNB nor any FCNB Subsidiary is a party to or has agreed to enter into an exchange-traded or over-the-counter swap, forward, future, option, cap, floor, or collar financial contract, or any other interest rate or foreign currency protection contract not included on its balance sheets in the Financial Statements, which is a financial derivative contract (including various combinations thereof), except for options and forwards entered into in the ordinary course of its mortgage lending business consistent with past practice and current policy.

3.20 Deposit Accounts

   The deposit accounts of the FCNB Subsidiaries that are depository institutions are insured by the FDIC to the maximum extent permitted by federal law, and the FCNB Subsidiaries have paid all premiums and assessments and filed all reports required to have been paid or filed under all rules and regulations applicable to the FDIC.

3.21 Related Party Transactions

   All existing transactions, investments and loans, including loan guarantees existing as of the date hereof, to which FCNB or any FCNB Subsidiary is a party with any director, executive officer or 5% shareholder of FCNB or any person, corporation, or enterprise controlling, controlled by or under common control with any of the foregoing were made on terms which FCNB in good faith believes were no less favorable to FCNB than could be obtained from unrelated parties and have been Disclosed.

3.22 Certain Information

   When the Proxy Statement/Prospectus is mailed, and at the time of the meeting of shareholders of FCNB to vote on the Plan of Merger, the Proxy Statement/Prospectus and all amendments or supplements thereto, with respect to all information set forth therein provided by FCNB, (i) shall comply with the applicable provisions of the Securities Laws, and (ii) shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances in which they were made, not misleading.

3.23 Tax and Regulatory Matters

   Neither FCNB nor any FCNB Subsidiary has taken or agreed to take any action which would or could reasonably be expected to (i) cause the Merger not to be accounted for as a pooling of interests or not to constitute a reorganization under Section 368 of the Code or (ii) impede or delay receipt of any consents of regulatory authorities referred to in Section 5.4(b) or result in failure of the condition in Section 6.3(b).

3.24 State Takeover Laws; Rights of Objecting Shareholders

   FCNB and each FCNB Subsidiary have taken all necessary action to exempt the transactions contemplated by this Agreement from any applicable moratorium, fair price, business combination, control share or other anti-takeover laws, and no such law shall be triggered or applied as a result of such transactions. FCNB shareholders do not have rights of Objecting Shareholders within the meaning of Subtitle 2 of Title 3 of the MGCL.

3.25 Labor Relations

   Neither FCNB nor any FCNB Subsidiary is the subject of any claim or allegation that it has committed an unfair labor practice (within the meaning of the National Labor Relations Act or comparable state law) or seeking to compel it to bargain with any labor organization as to wages or conditions of employment, nor is FCNB or any FCNB Subsidiary party to any collective bargaining agreement. There is no strike or other labor dispute involving FCNB or any FCNB Subsidiary, pending or threatened, or to the best knowledge of FCNB, is there any activity involving any employees of FCNB or any FCNB Subsidiary seeking to certify a collective bargaining unit or engaging in any other organization activity.

3.26 Fairness Opinion

   FCNB has received from the Financial Advisor an opinion that, as of the date hereof, the Merger Consideration is fair to the shareholders of FCNB from a financial point of view.

                                   ARTICLE IV
                         REPRESENTATIONS AND WARRANTIES
                                    OF BB&T

   BB&T represents and warrants to FCNB as follows (the representations and warranties herein of BB&T are made subject to the applicable standard set forth in Section 6.2(a), and no such representation or warranty shall be deemed to be inaccurate unless the inaccuracy would permit FCNB to refuse to consummate the Merger under such applicable standard):

4.1 Capital Structure of BB&T

   The authorized capital stock of BB&T consists of (i) 5,000,000 shares of preferred stock, par value $5.00 per share, of which 2,000,000 shares have been designated as Series B Junior Participating Preferred Stock and the remainder are undesignated, and none of which shares are issued and outstanding, and (ii) 500,000,000 shares of BB&T Common Stock of which 356,760,711 shares were issued and outstanding on June 30, 2000. All outstanding shares of BB&T Common Stock have been duly authorized and are validly issued, fully paid and nonassessable. The shares of BB&T Common Stock reserved as provided in Section 5.3 are free of any Rights and have not been reserved for any other purpose, and such shares are available for issuance as provided pursuant to the Plan of Merger. Holders of BB&T Common Stock do not have preemptive rights.

4.2 Organization, Standing and Authority of BB&T

   BB&T is a corporation duly organized, validly existing and in good standing under the laws of the State of North Carolina, with full corporate power and authority to carry on its business as now conducted and to own, lease and operate its assets, and is duly qualified to do business in the states of the United States where its ownership or leasing of property or the conduct of its business requires such qualification. BB&T is registered as a financial holding company under the Bank Holding Company Act.

4.3 Authorized and Effective Agreement

   (a) BB&T has all requisite corporate power and authority to enter into and (subject to receipt of all necessary government approvals) perform all of its obligations under this Agreement. The execution and delivery of this Agreement and consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action in respect thereof on the part of BB&T. This Agreement and the Plan of Merger attached hereto constitute legal, valid and binding obligations of BB&T, and each is enforceable against BB&T in accordance with its terms, in each case subject to (i) bankruptcy, insolvency, moratorium, reorganization, conservatorship, receivership or other similar laws in effect from time to time relating to or affecting the enforcement of the rights of creditors; and (ii) general principles of equity.

   (b) Neither the execution and delivery of this Agreement or the Articles of Merger, nor consummation of the transactions contemplated hereby, nor compliance by BB&T with any of the provisions hereof or thereof shall (i) conflict with or result in a breach of any provision of the Articles of Incorporation or bylaws of BB&T or any BB&T Subsidiary, (ii) constitute or result in a breach of any term, condition or provision of, or constitute a default under, or give rise to any right of termination, cancellation or acceleration with respect to, or result in the creation of any lien, charge or encumbrance upon any property or asset of BB&T or any BB&T Subsidiary pursuant to, any note, bond, mortgage, indenture, license, agreement or other instrument or obligation, or (iii) violate any order, writ, injunction, decree, statute, rule or regulation applicable to BB&T or any BB&T Subsidiary.

   (c) Other than consents or approvals required from, or notices to, regulatory authorities as provided in Section 5.4(b), no notice to, filing with, or consent of, any public body or authority is necessary for the consummation by BB&T of the Merger and the other transactions contemplated in this Agreement.

4.4 Organization, Standing and Authority of BB&T Subsidiaries

   Each of the BB&T Subsidiaries is duly organized, validly existing and in good standing under applicable laws. BB&T owns, directly or indirectly, all of the issued and outstanding shares of capital stock of each of the BB&T Subsidiaries. Each of the BB&T Subsidiaries (i) has full power and authority to carry on its business as now conducted and (ii) is duly qualified to do business in the states of the United States and foreign jurisdictions where its ownership or leasing of property or the conduct of its business requires such qualification.

4.5 Securities Documents; Statements True

   (a) BB&T has timely filed all Securities Documents required by the Securities Laws to be filed since December 31, 1996. As of their respective dates of filing, such Securities Documents complied with the Securities Laws as then in effect, and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

   (b) The Financial Statements of BB&T fairly present or will fairly present, as the case may be, the consolidated financial position of BB&T and the BB&T Subsidiaries as of the dates indicated and the consolidated statements of income and retained earnings, changes in shareholders' equity and statements of cash flows for the period then ended (subject, in the case of unaudited interim statements, to the absence of notes and to normal year-end audit adjustments that are not material in amount or effect) in conformity with GAAP applied on a consistent basis.

   (c) No statement, certificate, instrument or other writing furnished or to be furnished hereunder by BB&T or any other BB&T Subsidiary to FCNB contains or will contain any untrue statement of material fact or will omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

4.6 Certain Information

   When the Proxy Statement/Prospectus is mailed, and at all times subsequent to such mailing up to and including the time of the meeting of shareholders of FCNB to vote on the Merger, the Proxy Statement/Prospectus and all amendments or supplements thereto, with respect to all information set forth therein relating to BB&T, (i) shall comply with the applicable provisions of the Securities Laws, and (ii) shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances in which they were made, not misleading.

4.7 Tax and Regulatory Matters

   Neither BB&T nor any BB&T Subsidiary has taken or agreed to take any action which would or could reasonably be expected to (i) cause the Merger not to be accounted for as a pooling of interests or not to constitute a reorganization under Section 368 of the Code, or (ii) impede or delay receipt of any consents of regulatory authorities referred to in Section 5.4(b) or result in failure of the condition in Section 6.3(b).

4.8 Share Ownership

   BB&T does not own (except in a fiduciary capacity) any shares of FCNB Common Stock.

4.9 Legal Proceedings; Regulatory Approvals

   There are no actual or, to the best knowledge of BB&T, threatened actions, suits or proceedings instituted, which present a claim to restrain or prohibit the transactions contemplated herein. To the best knowledge of BB&T, no fact or condition relating to BB&T or any BB&T Subsidiary exists (including, without limitation, noncompliance with the CRA) that would prevent BB&T or FCNB from obtaining all of the federal and state regulatory approvals contemplated herein.

4.10 Adverse Change

   Since March 31, 2000, there has not been any adverse change or any event involving a prospective adverse change in the business, financial condition, or results of operations of BB&T or any of the BB&T Subsidiaries.

4.11 Rights Agreement

   Execution of this Agreement and consummation of the transactions contemplated hereby will not result in the grant of any Rights or other securities or property, or any right or claim thereto, to any person, or any other change with respect to the BB&T capital structure, under the Rights Agreement described in the definition of BB&T Common Stock.

                                   ARTICLE V
                                   COVENANTS

5.1 FCNB Shareholder Meeting

   FCNB shall submit this Agreement and the Plan of Merger to its shareholders for approval at a meeting to be held as soon as reasonably practicable following effectiveness of the Registration Statement. By approving execution of this Agreement, the Board of Directors of FCNB agrees that it shall, at the time the Proxy Statement/Prospectus is mailed to the shareholders of FCNB, unanimously recommend that FCNB's shareholders vote for such approval; provided, that the Board of Directors of FCNB may withdraw or refuse to make such recommendation only if the Board of Directors shall determine in good faith that such recommendation should not be made in light of its fiduciary duty to FCNB's shareholders after consideration of (i) written advice of legal counsel that, in the opinion of such counsel, such recommendation or the failure to withdraw or modify such recommendation could reasonably be expected to constitute a breach of the fiduciary duty of the Board of Directors to the shareholders of FCNB and (ii) a written determination from the Financial Advisor that the Merger Consideration is not fair or is inadequate to the FCNB shareholders from a financial point of view, accompanied by a detailed analysis of the reasons for such determination.

5.2 Registration Statement; Proxy Statement/Prospectus

   As promptly as practicable after the date hereof, BB&T shall prepare and file the Registration Statement with the Commission. FCNB will furnish to BB&T the information required to be included in the Registration Statement with respect to its business and affairs before it is filed with the Commission and again before any amendments are filed and shall have the right to review and consult with BB&T on the form of, and any characterizations of such information included in, the Registration Statement prior to the filing with the Commission. Such Registration Statement, at the time it becomes effective and at the Effective Time, shall in all material respects conform to the requirements of the Securities Act and the applicable rules and regulations of the Commission. The Registration Statement shall include the form of Proxy Statement/Prospectus. BB&T and FCNB shall use their reasonable best efforts to cause the Proxy Statement/Prospectus to be approved by the Commission for mailing to the FCNB shareholders, and such Proxy Statement/Prospectus shall, on the date of mailing, conform in all material respects to the requirements of the Securities Laws and the applicable rules and regulations of the Commission thereunder. FCNB shall cause the Proxy Statement/Prospectus to be mailed to shareholders in accordance with all applicable notice requirements under the Securities Laws and the MGCL.

5.3 Plan of Merger; Reservation of Shares

   At the Effective Time, the Merger shall be effected in accordance with the Plan of Merger. In connection therewith, BB&T acknowledges that it (i) has adopted the Plan of Merger and (ii) will pay or cause to be paid when due the Merger Consideration. BB&T has reserved for issuance such number of shares of BB&T Common Stock as shall be necessary to pay the Merger Consideration and agrees not to take any action that would cause the aggregate number of authorized shares of BB&T Common Stock available for issuance hereunder not to be sufficient to effect the Merger. If at any time the aggregate number of shares of BB&T Common Stock reserved for issuance hereunder is not sufficient to effect the Merger, BB&T shall take all appropriate action as may be required to increase the number of shares of BB&T Common Stock reserved for such purpose.

5.4 Additional Acts

   (a) FCNB agrees to take such actions requested by BB&T as may be reasonably necessary to modify the structure of, or to substitute parties to (so long as such substitute is BB&T or a BB&T Subsidiary) the transactions contemplated hereby, provided that such modifications do not change the Merger Consideration or abrogate the covenants and other agreements contained in this Agreement, including, without limitation, the covenant not to take any action that would substantially delay or impair the prospects of completing the Merger pursuant to this Agreement and the Plan of Merger.

   (b) As promptly as practicable after the date hereof, BB&T and FCNB shall submit notice or applications for prior approval of the transactions contemplated herein to the Federal Reserve Board and any other federal, state or local government agency, department or body to which notice is required or from which approval is required for consummation of the Merger and the other transactions contemplated hereby. FCNB and BB&T each represents and warrants to the other that all information included (or submitted for inclusion) concerning it, its respective Subsidiaries, and any of its respective directors, officers and shareholders, shall be true, correct and complete in all material respects as of the date presented. FCNB and BB&T shall provide promptly to each other copies of all correspondence with regulatory bodies to which applications are submitted.

   (c) BB&T agrees that its Board of Directors or authorized Board committee shall approve prior to the Effective Time the issuance of the Merger Consideration and each grant of a converted option (as described in Section 2.9(a)) to any individual who, subsequent to consummation of the Merger, will be a director or officer of BB&T under Rule 16b-3 of the Exchange Act.

5.5 Best Efforts

   Each of BB&T and FCNB shall use, and shall cause each of their respective Subsidiaries to use, its best efforts in good faith to (i) furnish such information as may be required in connection with and otherwise cooperate in the preparation and filing of the documents referred to in Sections 5.2 and 5.4 or elsewhere herein, and (ii) take or cause to be taken all action necessary or desirable on its part to fulfill the conditions in Article VI, including, without limitation, executing and delivering, or causing to be executed and delivered, such representations, certificates and other instruments or documents as may be reasonably requested by BB&T's legal counsel for such counsel to issue the opinion contemplated by Section 6.1(e), and to consummate the transactions herein contemplated at the earliest possible date. Neither BB&T nor FCNB shall take, or cause, or to the best of its ability permit to be taken, any action that would substantially delay or impair the prospects of completing the Merger pursuant to this Agreement and the Plan of Merger.

5.6 Certain Accounting Matters

   FCNB shall cooperate with BB&T concerning accounting and financial matters necessary or appropriate to facilitate the Merger (taking into account BB&T's policies, practices and procedures), including, without limitation, issues arising in connection with record keeping, loan classification, valuation adjustments, levels of loan loss reserves and other accounting practices; provided, that any action taken pursuant to this Section 5.6 shall not be deemed to constitute or result in the breach of any representation, warranty, covenant or agreement of FCNB contained in this Agreement, or constitute the basis of a failure of satisfaction of any condition to the obligation of BB&T to consummate the Merger, and shall be disregarded in determining eligibility of FCNB employees for bonuses for 2000. FCNB shall not be required to modify or change any of its policies to accommodate or take into account BB&T's policies, practices or procedures until the earlier of (i) written acknowledgment by BB&T that all of the conditions to its obligation to consummate the Merger have been satisfied or waived (other than the delivery of certificates, opinions and other instruments and documents to be delivered at Closing or otherwise to be dated at the Effective Time, the delivery of which shall continue to be a condition to BB&T's obligation to consummate the Merger), and (ii) immediately prior to the Effective Time.

5.7 Access to Information

   FCNB and BB&T will each keep the other advised of all material developments relevant to its business and the businesses of its Subsidiaries, and to consummation of the Merger, and each shall provide to the other, upon request, reasonable details of any such development. Upon reasonable notice, FCNB shall afford to representatives of BB&T access, during normal business hours during the period prior to the Effective Time, to all of the properties, books, contracts, commitments and records of FCNB and the FCNB Subsidiaries and, during such period, shall make available all information concerning their businesses as may be reasonably requested. No investigation pursuant to this
Section 5.7 shall affect or be deemed to modify any representation or warranty made by, or the conditions to the obligations hereunder of, either party hereto. Each party hereto shall, and shall cause each of its directors, officers, attorneys and advisors to, maintain the confidentiality of all information obtained hereunder that is not otherwise publicly disclosed by the other party, said undertakings with respect to confidentiality to survive any termination of this Agreement pursuant to Section 7.1. In the event of the termination of this Agreement, each party shall return to the other party upon request all confidential information previously furnished in connection with the transactions contemplated by this Agreement.

5.8 Press Releases

   BB&T and FCNB shall agree with each other as to the form and substance of any press release related to this Agreement and the Plan of Merger or the transactions contemplated hereby and thereby, and consult with each other as to the form and substance of other public disclosures related thereto; provided, that nothing contained herein shall prohibit either party, following notification to the other party, from making any disclosure which in the opinion of its counsel is required by law.

5.9 Forbearances of FCNB

   Except with the prior written consent of BB&T, between the date hereof and the Effective Time, FCNB shall not, and shall cause each of the FCNB Subsidiaries not to:

     (a) carry on its business other than in the usual, regular and ordinary course in substantially the same manner as heretofore conducted, or establish or acquire any new Subsidiary or engage in any new type of activity or expand any existing activities;

     (b) declare, set aside, make or pay any dividend or other distribution in respect of its capital stock, other than regularly scheduled quarterly dividends of $0.16 per share of FCNB Common Stock payable on record dates consistent with past practice; provided that any dividend declared or payable on the shares of FCNB Common Stock in the quarterly period during which the Effective Time occurs shall, unless otherwise agreed upon in writing by BB&T and FCNB, be declared with a record date prior to the Effective Time only if the normal record date for payment of the corresponding quarterly dividend to holders of BB&T Common Stock is before the Effective Time;

     (c) issue any shares of its capital stock (including treasury shares), except pursuant to the Stock Options or the BB&T Option Agreement;

     (d) issue, grant or authorize any Rights or effect any recapitalization, reclassification, stock dividend, stock split or like change in capitalization, except that FCNB may grant Stock Options under the Stock Option Plan in the ordinary course of business consistent with the prior year (1999);

     (e) amend its Articles of Incorporation or Bylaws;

     (f) impose or permit imposition, of any lien, charge or encumbrance on any share of stock held by it in any FCNB Subsidiary, or permit any such lien, charge or encumbrance to exist; or waive or release any material right or cancel or compromise any debt or claim, in each case other than in the ordinary course of business;

     (g) merge with any other entity or permit any other entity to merge into it, or consolidate with any other entity; acquire control over any other entity; or liquidate, sell or otherwise dispose of any assets or acquire any assets, other than in the ordinary course of its business consistent with past practices;

     (h) fail to comply in any material respect with any laws, regulations, ordinances or governmental actions applicable to it and to the conduct of its business;

     (i) increase the rate of compensation of any of its directors, officers or employees (excluding increases in compensation resulting from the exercise of compensatory stock options outstanding as of the date of this Agreement), or pay or agree to pay any bonus to, or provide any new employee benefit or incentive to, any of its directors, officers or employees, except for increases or payments made in the ordinary course of business consistent with past practice pursuant to plans or arrangements in effect on the date hereof, and annual year end salary increases not to exceed in the aggregate 5% of payroll;

     (j) subject to Section 5.12, enter into or substantially modify (except as may be required by applicable law or regulation) any pension, retirement, stock option, stock purchase, stock appreciation right, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement related thereto, in respect of any of its directors, officers or other employees; provided, however, that this
  Section 5.9(j) shall not prevent renewal of any of the foregoing consistent with past practice;

     (k) solicit or encourage inquiries or proposals with respect to, furnish any information relating to, or participate in any negotiations or discussions concerning, any acquisition or purchase of all or a substantial portion of the assets of, or a substantial equity interest in, FCNB or any FCNB Subsidiary or any business combination with FCNB or any FCNB Subsidiary other than as contemplated by this Agreement; or authorize any officer, director, agent or affiliate of FCNB or any FCNB Subsidiary to do any of the above; or fail to notify BB&T immediately if any such inquiries or proposals are received, any such information is requested or required, or any such negotiations or discussions are sought to be initiated; provided, that this subsection (k) shall not apply to furnishing information, negotiations or discussions following an unsolicited offer if, as a result of such offer, FCNB is advised in writing by legal counsel that in its opinion the failure to so furnish information or negotiate would likely constitute a breach of the fiduciary duty of FCNB's Board of Directors to the FCNB shareholders;

     (l) enter into (i) any material agreement, arrangement or commitment not made in the ordinary course of business, (ii) any agreement, indenture or other instrument not made in the ordinary course of business relating to the borrowing of money by FCNB or a FCNB Subsidiary or guarantee by FCNB or a FCNB Subsidiary of any obligation, (iii) any agreement, arrangement or commitment relating to the employment or severance of a consultant or the employment, severance, election or retention in office of any present or former director, officer or employee (this clause shall not apply to the election of directors by shareholders or the reappointment of officers in the normal course), or (iv) any contract, agreement or understanding with a labor union;

     (m) change its lending, investment or asset liability management policies in any material respect, except as may be required by applicable law, regulation, or directives, and except as provided in Section 5.6;

     (n) change its methods of accounting in effect at December 31, 1999, except as required by changes in GAAP or change any of its methods of reporting income and deductions for federal income tax purposes from those employed in the preparation of its federal income tax returns for the year ended December 31, 1999, except as required by changes in law or regulation;

     (o) except for expenditures and commitments in respect of the relocation of FCNB's Poolesville branch (including costs of site acquisition, construction, renovation, furnishings and equipping, anticipated to cost in the range of $1.3 million), incur any commitments for capital expenditures or obligation to make capital expenditures in excess of $100,000 for any one expenditure or $1,000,000 in the aggregate;

     (p) incur any indebtedness other than deposits from customers, brokered deposits, advances from the Federal Home Loan Bank or Federal Reserve Bank, federal funds purchases, correspondent bank lines, and reverse repurchase arrangements in the ordinary course of business consistent with past practice;

     (q) take any action which would or could reasonably be expected to (i) cause the Merger not to be accounted for as a pooling of interests or not to constitute a reorganization under Section 368 of the Code as determined by BB&T, (ii) result in any inaccuracy of a representation or warranty herein which would allow for a termination of this Agreement, or (iii) cause any of the conditions precedent to the transactions contemplated by this Agreement to fail to be satisfied;

     (r) dispose of any material assets other than in the ordinary course of business; or

     (s) agree to do any of the foregoing.

5.10 Employment Agreements

   BB&T (or its specified BB&T Subsidiary) agrees to enter into an employment agreement with A. Patrick Linton substantially in the form of Annex B hereto, and with four additional employees of FCNB to be identified jointly by A. Patrick Linton and BB&T substantially in the form of Annex C hereto.

5.11 Affiliates

   FCNB shall use its best efforts to cause all persons who are Affiliates of FCNB to deliver to BB&T promptly following the execution of this Agreement a written agreement providing that such person will not dispose of BB&T Common Stock received in the Merger except in compliance with the Securities Act and the rules and regulations promulgated thereunder and except as consistent with qualifying the transactions contemplated hereby for pooling-of-interests accounting treatment, and in any event shall use its best efforts to cause such affiliates to deliver to BB&T such written agreement prior to the Closing Date.

5.12 401(k) Plan; Pension Plan; Other Employee Benefits

   (a) Effective on the Benefit Plan Determination Date with respect to the 401(k) plan of FCNB, BB&T shall cause the 401(k) plan of FCNB either to be merged with the 401(k) plan maintained by BB&T and the BB&T Subsidiaries or terminated, in each case subject to the receipt of all applicable regulatory or governmental approvals. Each employee of FCNB at the Effective Time who becomes an employee immediately following the Effective Time of BB&T or a BB&T Subsidiary ("Employer Entity") and is an employee of an Employer Entity as of the Benefit Plan Determination Date shall be eligible to participate in BB&T's 401(k) plan (subject to complying with eligibility requirements and to BB&T's right to terminate such plan). Until the Benefit Plan Determination Date, BB&T shall continue in effect for the benefit of participating employees the Section 401(k) plan of FCNB. For purposes of administering BB&T's 401(k) plan, service with FCNB and the FCNB Subsidiaries (including, as service with FCNB, service with acquired entities recognized under the FCNB 401(k) Plan) shall be deemed to be service with BB&T or the BB&T Subsidiaries for participation and vesting purposes, but not for purposes of benefit accrual.

   (b) Each employee of FCNB or a FCNB Subsidiary at the Effective Time who becomes an employee immediately following the Effective Time of an Employer Entity (a "Transferred Employee") shall be eligible to participate in group hospitalization, medical, dental, life, disability and other welfare benefit plans and programs available to employees of the Employer Entity, subject to the terms of such plans and programs, as of the Benefit Plan Determination Date with respect to each such plan or program, conditional upon the Transferred Employee's being employed by an Employer Entity as of such Benefit Plan Determination Date.

With respect to any welfare benefit plan or program of FCNB that the Employer Entity determines, in its sole discretion, provides benefits of the same type or class as a corresponding plan or program maintained by the Employer Entity, the Employer Entity shall continue such FCNB plan or program in effect for the benefit of the Transferred Employees until they shall become eligible to become participants in the corresponding plan or program maintained by the Employer Entity (and, with respect to any such plan or program, subject to complying with eligibility requirements and subject to the right of the Employer Entity to terminate such plan or program). For purposes of administering each such plan or program, service with FCNB shall be deemed to be service with the Employer Entity for the purpose of determining eligibility to participate and vesting (if applicable) in such welfare plans and programs, but not for the purpose of computing benefits, if any, determined in whole or in part with reference to service (except as otherwise provided in Section 5.12(c)).

   (c) Each Transferred Employee who is terminated by an Employer Entity subsequent to the Effective Time, excluding any employee who has an existing employment or special termination agreement with is Disclosed, shall be entitled to severance pay in accordance with the general severance policy maintained by BB&T, if and to the extent that such employee is entitled to severance pay under such policy. Notwithstanding the foregoing, FCNB has previously adopted and has in effect a special severance plan (the "FCNB Severance Plan") for officers at the level of Senior Vice President and higher. In the event any Transferred Employee (excluding any employee who has an existing employment or special termination agreement which is Disclosed) who would have been entitled to severance pay under the FCNB Severance Plan if it had continued in effect is terminated by an Employer Entity, such Transferred Employee shall be entitled to receive the greater of the amount of the severance payments under the FCNB Severance Plan or the amount of the severance payments under the BB&T general severance policy. All severance payments as provided in this Section 5.12(c) shall be payable pursuant to BB&T's general severance policy. A Transferred Employee's service with FCNB or a FCNB Subsidiary shall be treated as service with BB&T for purposes of determining the amount of severance pay, if any, under BB&T's severance policy (and service with an Employer Entity shall be deemed to be service with FCNB for purposes of determining the amount of severance pay, if any, under the FCNB Severance
Plan).

   (d) BB&T agrees to honor all employment agreements, severance agreements and deferred compensation agreements that FCNB and the FCNB Subsidiaries have with their current and former employees and directors and which have been Disclosed to BB&T pursuant to this Agreement, except to the extent any such agreements shall be superseded or terminated at the Closing or following the Closing Date. Except for the agreements described in the preceding sentence and except as otherwise provided in this Agreement, all employee benefit plans of FCNB shall be terminated or, in the sole discretion of BB&T, merged into comparable plans of BB&T, effective as BB&T shall determine in its sole discretion.

5.13 Directors and Officers Protection

   BB&T or a BB&T Subsidiary shall provide and keep in force for a period of three years after the Effective Time directors' and officers' liability insurance providing coverage to directors and officers of FCNB and the FCNB Bank Subsidiaries for acts or omissions occurring prior to the Effective Time. Such insurance shall provide at least the same coverage and amounts as contained in FCNB's policy on the date hereof; provided, that in no event shall the annual premium on such policy exceed 150% of the annual premium payments on FCNB's policy in effect as of the date hereof (the "Maximum Amount"). If the amount of the premiums necessary to maintain or procure such insurance coverage exceeds the Maximum Amount, BB&T shall use its reasonable efforts to maintain the most advantageous policies of directors' and officers' liability insurance obtainable for a premium equal to the Maximum Amount. Notwithstanding the foregoing, BB&T further agrees to indemnify (including advancement of expenses to the extent permitted by BB&T under its officer and director indemnification procedures) all individuals who are or have been officers, directors or employees of FCNB or any FCNB Subsidiary prior to the Effective Time from any acts or omissions in such capacities prior to the Effective Time, to the extent that such indemnification is provided pursuant to the Articles of Incorporation or bylaws of FCNB or such FCNB Subsidiary, or permitted by the GCL (and not limited by the FCNB Articles of Incorporation or bylaws) on the date hereof, and in all cases only to the extent permitted under the NCBCA.

5.14 Forbearances of BB&T

   Except with the prior written consent of FCNB, which consent shall not be arbitrarily or unreasonably withheld, between the date hereof and the Effective Time, neither BB&T nor any BB&T Subsidiary shall take any action which would or might be expected to (i) cause the business combination contemplated hereby not to be accounted for as a pooling of interests or not to constitute a reorganization under Section 368 of the Code; (ii) result in any inaccuracy of a representation or warranty herein which would allow for termination of this Agreement; (iii) cause any of the conditions precedent to the transactions contemplated by this Agreement to fail to be satisfied; (iv) exercise the BB&T Option Agreement other than in accordance with its terms, or dispose of the shares of FCNB Common Stock issuable upon exercise of the option rights conferred thereby other than as permitted by the terms thereof; or (v) fail to comply in any material respect with any laws, regulations, ordinances or governmental actions applicable to it and to the conduct of its business.

5.15 Reports

   Each of FCNB and BB&T shall file (and shall cause the FCNB Subsidiaries and the BB&T Subsidiaries, respectively, to file), between the date of this Agreement and the Effective Time, all reports required to be filed by it with the Commission and any other regulatory authorities having jurisdiction over such party, and shall deliver to BB&T or FCNB, as the case may be, copies of all such reports promptly after the same are filed. If financial statements are contained in any such reports filed with the Commission, such financial statements will fairly present the consolidated financial position of the entity filing such statements as of the dates indicated and the consolidated results of operations, changes in shareholders' equity, and cash flows for the periods then ended in accordance with GAAP (subject in the case of interim financial statements to the absence of notes and to normal recurring year-end adjustments that are not material). As of their respective dates, such reports filed with the Commission will comply in all material respects with the Securities Laws and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Any financial statements contained in any other reports to a regulatory authority other than the Commission shall be prepared in accordance with requirements applicable to such reports.

5.16 Exchange Listing

   BB&T shall use its reasonable best efforts to list, prior to the Effective Time, on the NYSE, subject to official notice of issuance, the shares of BB&T Common Stock to be issued to the holders of FCNB Common Stock pursuant to the Merger, and BB&T shall give all notices and make all filings with the NYSE required in connection with the transactions contemplated herein.

5.17 Advisory Board for the Frederick, Maryland Area

   As of the Effective Time, BB&T shall offer to each of the members of the Board of Directors of FCNB a seat on the Advisory Board for the BB&T Community Bank region based in Frederick, Maryland. For two years following the Effective Time, the Advisory Board members appointed pursuant to this Section 5.17 and who continue to serve shall receive, as compensation for service on the Advisory Board, Advisory Board member's fees (annual retainer and attendance fees) equal in amount each year (prorated for any partial year) to the annual retainer and schedule of attendance fees for directors of FCNB in effect on July 1, 2000. Following such two-year period, Advisory Board Members, if they continue to serve in such capacity, shall receive fees in accordance with BB&T's standard schedule of fees for service thereon as in effect from time to time. Each such Advisory Board Member shall be reappointed to the Advisory Board for the above area unless and until (i) he or she is deemed by BB&T to be disqualified for good reason, (ii) BB&T no longer maintains an Advisory Board for the above area, or (iii) the Member is prohibited from serving because he or she has attained the maximum age for service thereon (currently age 70); provided, that for five years after the Effective Time, no such Advisory Board member shall be prohibited from serving thereon because he or she shall have attained the maximum age for service thereon (currently age 70). Membership on the Advisory Board shall be conditional upon execution by such person of an agreement providing that such member will not engage in activities competitive with BB&T for two years following the Effective Time.

5.18 Board of Directors of Branch Banking and Trust Company

   BB&T agrees that it shall take such actions as shall be necessary to cause Branch Banking and Trust Company, a North Carolina banking corporation, to elect A. Patrick Linton to its Board of Directors, to serve until its next annual meeting (subject to the right of removal for cause) and thereafter so long as he is elected and qualifies. BB&T agrees that A. Patrick Linton shall be reelected to the Board of Directors of Branch Banking and Trust Company (subject to his continuing to qualify) during the period that he serves as Regional President or as a Consultant under the Employment Agreement between A. Patrick Linton and BB&T of even date herewith, as amended from time to time. Any member of such Board of Directors who is not an employee of BB&T or any of its Affiliates shall be entitled to receive fees for service on the Board in accordance with BB&T's policies as in effect from time to time.

                                   ARTICLE VI
                              CONDITIONS PRECEDENT

6.1 Conditions Precedent--BB&T and FCNB

   The respective obligations of BB&T and FCNB to effect the transactions contemplated by this Agreement shall be subject to satisfaction or waiver of the following conditions at or prior to the Effective Time:

     (a) All corporate action necessary to authorize the execution, delivery and performance of this Agreement and the Plan of Merger, and consummation of the transactions contemplated hereby and thereby, shall have been duly and validly taken, including, without limitation, the approval of the shareholders of FCNB of the Agreement and the Plan of Merger;

     (b) The Registration Statement (including any post-effective amendments thereto) shall be effective under the Securities Act, no proceedings shall be pending or to the knowledge of BB&T threatened by the Commission to suspend the effectiveness of such Registration Statement and the BB&T Common Stock to be issued as contemplated in the Plan of Merger shall have either been registered or be subject to exemption from registration under applicable state securities laws;

     (c) The parties shall have received all regulatory approvals required in connection with the transactions contemplated by this Agreement and the Plan of Merger, all notice periods and waiting periods with respect to such approvals shall have passed and all such approvals shall be in effect;

     (d) None of BB&T, any of the BB&T Subsidiaries, FCNB or any of the FCNB Subsidiaries shall be subject to any order, decree or injunction of a court or agency of competent jurisdiction that enjoins or prohibits consummation of the transactions contemplated by this Agreement; and

     (e) FCNB and BB&T shall have received an opinion of BB&T's legal counsel, in form and substance satisfactory to FCNB and BB&T, substantially to the effect that the Merger will constitute one or more reorganizations under Section 368 of the Code and that the shareholders of FCNB will not recognize any gain or loss to the extent that such shareholders exchange shares of FCNB Common Stock for shares of BB&T Common Stock.

6.2 Conditions Precedent--FCNB

   The obligations of FCNB to effect the transactions contemplated by this Agreement shall be subject to the satisfaction of the following additional conditions at or prior to the Effective Time, unless waived by FCNB pursuant to
Section 7.4:

     (a) All representations and warranties of BB&T shall be evaluated as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time (or on the date designated in the case of any representation and warranty which specifically relates to an earlier date), except as otherwise contemplated by this Agreement or consented to in writing by FCNB. The representations and warranties of BB&T set forth in Sections 4.1, 4.2 (except as relates to qualification), 4.3(a), 4.3(b)(i) and 4.4 (except as relates to qualification) shall be true and correct (except for inaccuracies which are de minimis). There shall not exist inaccuracies in the representations and warranties of BB&T set forth in this Agreement (including the representations and warranties set forth in Sections 4.1, 4.2, 4.3(a), 4.3(b)(i) and 4.4) such that the aggregate effect of such inaccuracies has, or is reasonably likely to have, a Material Adverse Effect on BB&T;

     (b) BB&T shall have performed in all material respects all obligations and complied in all material respects with all covenants required by this Agreement;

     (c) BB&T shall have delivered to FCNB a certificate, dated the Closing Date and signed by its Chairman or President or an Executive Vice President, to the effect that the conditions set forth in Sections 6.1(a), 6.1(b), 6.1(c), 6.1(d), 6.2(a) and 6.2(b), to the extent applicable to BB&T, have been satisfied and that there are no actions, suits, claims, governmental investigations or procedures instituted, pending or, to the best of such officer's knowledge, threatened that reasonably may be expected to have a Material Adverse Effect on BB&T or that present a claim to restrain or prohibit the transactions contemplated herein or in the Plan of Merger;

     (d) FCNB shall have received opinions of counsel to BB&T substantially in the form attached as Annex D hereto; and

     (e) The shares of BB&T Common Stock issuable pursuant to the Merger shall have been approved for listing on the NYSE, subject to official notice of issuance.

6.3 Conditions Precedent--BB&T

   The obligations of BB&T to effect the transactions contemplated by this Agreement shall be subject to satisfaction of the following additional conditions at or prior to the Effective Time, unless waived by BB&T pursuant to
Section 7.4:

     (a) All representations and warranties of FCNB shall be evaluated as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time (or on the date designated in the case of any representation and warranty which specifically relates to an earlier date), except as otherwise contemplated by this Agreement or consented to in writing by BB&T. The representations and warranties of FCNB set forth in Sections 3.1, 3.2 (except the last sentence thereof), 3.3, 3.4 (except the last sentence thereof), 3.5(a), 3.5(b)(i), 3.23 and 3.24 shall be true and correct (except for inaccuracies which are de minimis). There shall not exist inaccuracies in the representations and warranties of FCNB set forth in this Agreement (including the representations and warranties set forth in the Sections designated in the preceding sentence) such that the effect of such inaccuracies individually or in the aggregate has, or is reasonably likely to have, a Material Adverse Effect on FCNB (evaluated without regard to the merger of FCNB into BB&T);

     (b) No regulatory approval shall have imposed any condition or requirement which, in the reasonable opinion of the Board of Directors of BB&T, would so materially adversely affect the business or economic benefits to BB&T of the transactions contemplated by this Agreement as to render consummation of such transactions inadvisable or unduly burdensome;

     (c) FCNB shall have performed in all material respects all obligations and complied in all material respects with all covenants required by this Agreement;

     (d) FCNB shall have delivered to BB&T a certificate, dated the Closing Date and signed by its Chairman or President, to the effect that the conditions set forth in Sections 6.1(a), 6.1(c), 6.3(a) and 6.3(c), to the extent applicable to FCNB, have been satisfied and that there are no actions, suits, claims, governmental investigations or procedures instituted, pending or, to the best of such officer's knowledge, threatened that reasonably may be expected to have a Material Adverse Effect on FCNB or that present a claim to restrain or prohibit the transactions contemplated herein or in the Plan of Merger;

     (e) BB&T shall have received opinions of counsel to FCNB substantially in the form attached as Annex E hereto;

     (f) BB&T shall have received the written agreements, substantially in the form attached as Annex G hereto, from Affiliates as specified in
  Section 5.11 to the extent necessary, in the reasonable judgment of BB&T, to ensure that the Merger will be accounted for as a pooling of interests under GAAP and to promote compliance with Rule 145 promulgated by the Commission; and

     (g) BB&T shall have received letters, dated as of the date of filing of the Registration Statement with the Commission and as of the Effective Time, addressed to BB&T, in form and substance reasonably satisfactory to BB&T, from Arthur Andersen, LLP to the effect that the Merger will qualify for pooling-of-interests accounting treatment.

     (h) BB&T shall have received an Employment Agreement substantially in the form of Annex B hereto executed by A. Patrick Linton.

                                  ARTICLE VII
                  TERMINATION, DEFAULT, WAIVER AND AMENDMENT

7.1 Termination

   This Agreement may be terminated:

     (a) At any time prior to the Effective Time, by the mutual consent in writing of the parties hereto.

     (b) At any time prior to the Effective Time, by either party (i) in the event of a material breach by the other party of any covenant or agreement contained in this Agreement, or (ii) in the event of an inaccuracy of any representation or warranty of the other party contained in this Agreement, which inaccuracy would provide the nonbreaching party the ability to refuse to consummate the Merger under the applicable standard set forth in Section 6.2(a) in the case of FCNB and Section 6.3(a) in the case of BB&T; and, in the case of (i) or (ii), if such breach or inaccuracy has not been cured by the earlier of thirty days following written notice of such breach to the party committing such breach or the Effective Time.

     (c) At any time prior to the Effective Time, by either party hereto in writing, if any of the conditions precedent to the obligations of the other party to consummate the transactions contemplated hereby cannot be satisfied or fulfilled prior to the Closing Date, and the party giving the notice is not in material breach of any of its representations, warranties, covenants or undertakings herein.

     (d) At any time, by either party hereto in writing, if any of the applications for prior approval referred to in Section 5.4 are denied, and the time period for appeals and requests for reconsideration has run.

     (e) At any time, by either party hereto in writing, if the shareholders of FCNB do not approve the Agreement and the Plan of Merger.

     (f) At any time following February 28, 2001 by either party hereto in writing, if the Effective Time has not occurred by the close of business on such date, and the party giving the notice is not in material breach of any of its representations, warranties, covenants or undertakings herein.

7.2 Effect of Termination

   In the event this Agreement and the Plan of Merger is terminated pursuant to Section 7.1, both this Agreement and the Plan of Merger shall become void and have no effect, except that (i) the provisions hereof relating to confidentiality and expenses set forth in Sections 5.7 and 8.1, respectively, shall survive any such termination and (ii) a termination pursuant to Section 7.1(b) shall not relieve the breaching party from liability for a breach of the covenant, agreement, representation or warranty giving rise to such termination. The BB&T Option Agreement shall be governed by its own terms.

7.3 Survival of Representations, Warranties and Covenants

   All representations, warranties and covenants in this Agreement or the Plan of Merger or in any instrument delivered pursuant hereto or thereto shall expire on, and be terminated and extinguished at, the Effective Time, other than covenants that by their terms are to be performed after the Effective Time (including Sections 5.13, 5.17 and 5.18), provided that no such representations, warranties or covenants shall be deemed to be terminated or extinguished so as to deprive BB&T or FCNB (or any director, officer or controlling person thereof) of any defense at law or in equity which otherwise would be available against the claims of any person, including, without limitation, any shareholder or former shareholder of either BB&T or FCNB, the aforesaid representations, warranties and covenants being material inducements to consummation by BB&T and FCNB of the transactions contemplated herein.

7.4 Waiver

   Except with respect to any required regulatory approval, each party hereto, by written instrument signed by an executive officer of such party, may at any time (whether before or after approval of the Agreement and the Plan of Merger by the FCNB shareholders) extend the time for the performance of any of the obligations or other acts of the other party hereto and may waive (i) any inaccuracies of the other party in the representations or warranties contained in this Agreement, the Plan of Merger or any document delivered pursuant hereto or thereto, (ii) compliance with any of the covenants, undertakings or agreements of the other party, or satisfaction of any of the conditions precedent to its obligations, contained herein or in the Plan of Merger, or
(iii) the performance by the other party of any of its obligations set out herein or therein; provided that no such extension or waiver, or amendment or supplement pursuant to this Section 7.4, executed after approval by the FCNB shareholders of this Agreement and the Plan of Merger, shall reduce either the Exchange Ratio or the payment terms for fractional interests.

7.5 Amendment or Supplement

   This Agreement or the Plan of Merger may be amended or supplemented at any time in writing by mutual agreement of BB&T and FCNB, subject to the proviso to
Section 7.4.

                                  ARTICLE VIII
                                 MISCELLANEOUS

8.1 Expenses

   Each party hereto shall bear and pay all costs and expenses incurred by it in connection with the transactions contemplated by this Agreement, including, without limitation, fees and expenses of its own financial consultants, accountants and counsel; provided, however, that the filing fees and printing costs incurred in connection with the Registration Statement and the Proxy Statement/Prospectus shall be borne 50% by BB&T and 50% by FCNB.

8.2 Entire Agreement

   This Agreement, including the documents and other writings referenced herein or delivered pursuant hereto, contains the entire agreement between the parties with respect to the transactions contemplated hereunder and thereunder and supersedes all arrangements or understandings with respect thereto, written or oral, entered into on or before the date hereof. The terms and conditions of this Agreement and the BB&T Option Agreement shall inure to the benefit of and be binding upon the parties hereto and thereto and their respective successors. Nothing in this Agreement or the BB&T Option Agreement, expressed or implied, is intended to confer upon any party, other than the parties hereto and thereto, and their respective successors, any rights, remedies, obligations or liabilities, except for the rights of directors and officers of FCNB to enforce rights in Sections 5.13, 5.17 and 5.18.

8.3 No Assignment

   Except for a substitution of parties pursuant to Section 5.4(a), none of the parties hereto may assign any of its rights or obligations under this Agreement to any other person, except upon the prior written consent of each other party.

8.4 Notices

   All notices or other communications which are required or permitted hereunder shall be in writing and deemed given and received if delivered personally or sent by nationally recognized overnight express courier or by facsimile transmission, addressed or directed as follows:

     If to FCNB:

       A. Patrick Linton
       7200 FCNB Court
       Frederick, Maryland 21703
       Telephone: 301-662-2191
       Fax:  301-  -

     With a required copy to:

       David H. Baris
       Kennedy, Baris & Lundy, L.L.P.
       4701 Sangamore Road, Suite P-15
       Bethesda, Maryland 20816
       Telephone: 301-229-3400
       Fax: 301-229-2443

     If to BB&T:

       Scott E. Reed
       150 South Stratford Road
       4th Floor
       Winston-Salem, North Carolina 27104
       Telephone: 336-733-3088
       Fax:  336-733-2296

     With a required copy to:

       William A. Davis, II
       Womble Carlyle Sandridge & Rice, PLLC
       200 West Second Street
       Winston-Salem, North Carolina 27102
       Telephone: 336-721-3624
       Fax: 336-733-8364

   Any party may by notice change the address to which notice or other communications to it are to be delivered.

8.5 Specific Performance

   FCNB acknowledges that the FCNB Common Stock and the FCNB business and assets are unique, and that if FCNB fails to consummate the transactions contemplated by this Agreement such failure will cause irreparable harm to BB&T for which there will be no adequate remedy at law, BB&T shall be entitled, in addition to its other remedies at law, to specific performance of this Agreement if FCNB shall, without cause, refuse to consummate the transactions contemplated by this Agreement.

8.6 Captions

   The captions contained in this Agreement are for reference only and are not part of this Agreement.

8.7 Counterparts

   This Agreement may be executed in any number of counterparts, and each such counterpart shall be deemed to be an original instrument, but all such counterparts together shall constitute but one agreement.

8.8 Governing Law

   This Agreement shall be governed by and construed in accordance with the laws of the State of North Carolina, without regard to the principles of conflicts of laws, except to the extent federal law may be applicable.

                  [remainder of page intentionally left blank]

   IN WITNESS WHEREOF, the parties hereto, intending to be legally bound hereby, have caused this Agreement to be executed in counterparts by their duly authorized officers, all as of the day and year first above written.

                                          BB&T CORPORATION

                                          By: _________________________________
                                                    John A. Allison, IV
                                               Chairman and Chief Executive
                                                          Officer

                                          FCNB CORP

                                          By: _________________________________
                                                     A. Patrick Linton
                                               President and Chief Executive
                                                          Officer

                                                                      ANNEX A-NC

                               ARTICLES OF MERGER
                                       OF
                                   FCNB CORP
                                 WITH AND INTO
                                BB&T CORPORATION

   The undersigned corporations, pursuant to Section 3-105 of the Maryland General Corporation Law ("MGCL") and Section 55-11-05 of the North Carolina Business Corporation Act ("NCBCA"), hereby execute the following Articles of Merger.

                                      ONE

   The merger of FCNB Corp, a Maryland corporation ("FCNB"), with and into BB&T Corporation, a North Carolina corporation ("BB&T"), shall be in accordance with the Plan of Merger attached hereto as Exhibit I-NC (the "Plan of Merger").

                                      TWO

   The Plan of Merger was submitted to the shareholders of FCNB by its Board of Directors in accordance with the provisions of Section 3-105 of the MGCL and 55-11-03 of the NCBCA and was duly approved in the manner prescribed by law by
the shareholders of FCNB on the     day of       , 200 . The shareholders of
BB&T were not required to approve the Plan of Merger.

                                     THREE

   These Articles of Merger shall become effective at 11:59 p.m. on       ,
2001.

                  [Remainder of Page Intentionally Left Blank]

   The undersigned, each of BB&T and FCNB, declares the facts herein stated are
true as of        , 2001.

                                          BB&T CORPORATION

                                          By: _________________________________
                                            Name:
                                            Title:

                                          FCNB CORP

                                          By: _________________________________
                                            Name:
                                            Title:

                                                                    EXHIBIT I-NC

                                 PLAN OF MERGER
                                       OF
                                   FCNB CORP
                                 WITH AND INTO
                                BB&T CORPORATION

   Section 1. Corporations Proposing to Merge and Surviving Corporation. FCNB Corp, a Maryland corporation ("FCNB"), shall be merged (the "Merger") with and into BB&T Corporation, a North Carolina corporation ("BB&T"), pursuant to the terms and conditions of this Plan of Merger (the "Plan of Merger") and of the Agreement and Plan of Reorganization, dated as of July 26, 2000 (the "Agreement"), by and among FCNB and BB&T. The effective time for the Merger (the "Effective Time") shall be set forth in the Articles of Merger to be filed with the Office of the Secretary of State of North Carolina and the Articles of Merger to be filed with the Department of Assessments and Taxation of the State of Maryland. BB&T shall continue as the surviving corporation (the "Surviving Corporation") in the Merger and the separate corporate existence of FCNB shall cease.

   Section 2. Effects of the Merger. The Merger shall have the effects set forth in Section 3-114 of the General Corporation Law of the State of Maryland (the "MGCL") and in Section 55-11-06 of the North Carolina Business Corporation Act (the "NCBCA").

   Section 3. Articles of Incorporation and Bylaws. The Articles of Incorporation and the Bylaws of BB&T as in effect immediately prior to the Effective Time shall remain in effect as the Articles of Incorporation and Bylaws of the Surviving Corporation following the Effective Time until changed in accordance with their terms and the NCBCA.

   Section 4. Conversion of Shares; Payment of Merger Consideration.

   (a) At the Effective Time, by virtue of the Merger and without any action on the part of FCNB or the holders of record of the voting common stock, par value $1.00 per share, of FCNB ("FCNB Common Stock"), each share of FCNB Common Stock issued and outstanding immediately prior to the Effective Time shall be converted into and shall represent the right to receive, upon surrender of the certificate representing such share of FCNB Common Stock (as provided in Section 4(d)), the Merger Consideration.

   (b) Each share of the common stock of BB&T issued and outstanding immediately prior to the Effective Time shall continue to be issued and outstanding.

   (c) Until surrendered, each outstanding certificate which prior to the Effective Time represented one or more shares of FCNB Common Stock shall be deemed upon the Effective Time for all purposes to represent only the right to receive the Merger Consideration. No interest will be paid or accrued on the Merger Consideration upon the surrender of the certificate or certificates representing shares of FCNB Common Stock. With respect to any certificate for FCNB Common Stock that has been lost or destroyed, BB&T shall pay the Merger Consideration attributable to such certificate upon receipt of a surety bond or other adequate indemnity as required in accordance with BB&T's standard policy, and evidence reasonably satisfactory to BB&T of ownership of the shares represented thereby. After the Effective Time, no transfer of the shares of FCNB Common Stock outstanding immediately prior to the Effective Time shall be made on the stock transfer books of the Surviving Corporation.

   (d) Promptly after the Effective Time, BB&T shall cause to be delivered or mailed to each FCNB shareholder a form of letter of transmittal and instructions for use in effecting the surrender of the certificates which, immediately prior to the Effective Time, represented any shares of FCNB Common Stock. Upon surrender of such certificates or other evidence of ownership meeting the requirements of Section 4(c), together with such letter of transmittal duly executed and completed in accordance with the instructions thereto, and such other documents as may be reasonably requested, BB&T shall promptly cause the transfer to the persons entitled thereto of the Merger Consideration.

   (e) The Surviving Corporation shall pay any dividends or other distributions with a record date prior to the Effective Time which have been declared or made by FCNB in respect of shares of FCNB Common Stock in accordance with the terms of the Agreement and which remain unpaid at the Effective Time, subject to compliance by FCNB with Section 5.9(b) of the Agreement. To the extent permitted by law, former shareholders of record of FCNB shall be entitled to vote after the Effective Time at any meeting of BB&T shareholders the number of whole shares of BB&T Common Stock into which their respective shares of FCNB Common Stock are converted, regardless of whether such holders have exchanged their certificates representing FCNB Common Stock for certificates representing BB&T Common Stock in accordance with the provisions of the Agreement. Whenever a dividend or other distribution is declared by BB&T on the BB&T Common Stock, the record date for which is at or after the Effective Time, the declaration shall include dividends or other distributions on all shares of BB&T Common Stock issuable pursuant to the Agreement, but no dividend or other distribution payable to the holders of record of BB&T Common Stock as of any time subsequent to the Effective Time shall be delivered to the holder of any certificate representing FCNB Common Stock until such holder surrenders such certificate for exchange as provided in this Section 4. Upon surrender of such certificate, both the BB&T Common Stock certificate and any undelivered dividends and cash payments payable hereunder (without interest) shall be delivered and paid with respect to the shares of FCNB Common Stock represented by such certificate.

   Section 5. Merger Consideration

   As used herein, the term "Merger Consideration" shall mean the number of shares of the voting common stock, par value $5.00 per share, of BB&T ("BB&T Common Stock") (to the nearest one-hundredth of a share) to be exchanged for each share of FCNB Common Stock issued and outstanding as of the Effective Time and cash (without interest) to be payable in exchange for any fractional share of BB&T Common Stock which would otherwise be distributable to a FCNB shareholder as provided in Section 4(d), determined as follows:

     (a) The number of shares of BB&T Common Stock to be issued for each issued and outstanding share of FCNB Common Stock shall be in the ratio of .7250 shares of BB&T Common Stock for each share of FCNB Common Stock (the "Exchange Ratio").

     (b) The amount of cash payable with respect to any fractional share of BB&T Common Stock shall be determined by multiplying the fractional part of such share by the Closing Value. The "Closing Value" shall mean the 4:00 p.m. closing price per share of BB&T Common Stock on the NYSE Composite Transaction List on the Closing Date as reported by NYSEnet.com.

   Section 6. Conversion of Stock Options

   (a) At the Effective Time, each option granted under FCNB's 1992 Stock Option Plan (including the FCNB Amended and Restated Stock Option Plan for Former Employees of Capital Bank, National Association) and 1997 Stock Option Plan for Directors (the "Stock Option Plan") to acquire shares of FCNB Common Stock then outstanding (and which by its terms does not lapse on or before the Effective Time), whether or not then exercisable (a "Stock Option"), shall be converted into and become rights with respect to BB&T Common Stock, and BB&T shall assume each Stock Option in accordance with the terms of the Stock Option Plan, except that from and after the Effective Time (i) BB&T and its Compensation Committee shall be substituted for FCNB and the Compensation Committee of FCNB's Board of Directors administering the Stock Option Plan,
(ii) each Stock Option assumed by BB&T may be exercised solely for shares of BB&T Common Stock, (iii) the number of shares of BB&T Common Stock subject to each such Stock Option shall be the number of whole shares of BB&T (omitting any fractional share) determined by multiplying the number of shares of FCNB Common Stock subject to such Stock Option immediately prior to the Effective Time by the

Exchange Ratio, and (iv) the per share exercise price under each such Stock Option shall be adjusted by dividing the per share exercise price under each such Stock Option by the Exchange Ratio and rounding up to the nearest cent. Notwithstanding the foregoing, BB&T may at its election substitute as of the Effective Time options under the BB&T Corporation 1995 Omnibus Stock Incentive Plan or any other duly adopted comparable plan (in either case, the "BB&T Option Plan") for all or a part of the Stock Options, subject to the following conditions: (A) the requirements of (iii) and (iv) above shall be met; (B) such substitution shall not constitute a modification, extension or renewal of any of the Stock Options which are incentive stock options; and (C) the substituted options shall continue in effect on the same terms and conditions as provided in the Stock Options and the Stock Option Plan granting each Stock Option. Each grant of a converted or substitute option to any individual who subsequent to the Merger will be a director or officer of BB&T as construed under Rule 16b-3 shall, as a condition to such conversion or substitution, be approved in accordance with the provisions of Rule 16b-3. Each Stock Option which is an incentive stock option shall be adjusted as required by Section 424 of the Code, and the Regulations promulgated thereunder, so as to continue as an incentive stock option under Section 424(a) of the Code, and so as not to constitute a modification, extension, or renewal of the option within the meaning of Section 424(h) of the Code. BB&T and FCNB shall take all necessary steps to effectuate the foregoing provisions of this Section 5. As soon as practicable following the Effective Time, BB&T shall deliver to the participants in the Stock Option Plan an appropriate notice setting forth such participant's rights pursuant thereto. BB&T has reserved and shall continue to reserve adequate shares of BB&T Common Stock for delivery upon exercise of any converted or substitute options. As soon as practicable after the Effective Time, if it has not already done so, and to the extent FCNB shall have a registration statement in effect or an obligation to file a registration statement, BB&T shall file a registration statement on Form S-3 or Form S-8, as the case may be (or any successor or other appropriate forms), with respect to the shares of BB&T Common Stock subject to converted or substitute options and shall use its reasonable efforts to maintain the effectiveness of such registration statement (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such converted or substitute options remain outstanding. With respect to those individuals, if any, who subsequent to the Merger may be subject to the reporting requirements under
Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), BB&T shall administer the Stock Option Plan assumed pursuant to this
Section 5 (or the BB&T Option Plan, if applicable) in a manner that complies with Rule 16b-3 promulgated under the Exchange Act to the extent necessary to preserve for such individuals the benefits of Rule 16b-3 to the extent such benefits were available to them prior to the Effective Time.

   (b) As soon as practicable following the Effective Time, BB&T shall deliver to the participants receiving converted options under the BB&T Option Plan an appropriate notice setting forth such participant's rights pursuant thereto.

   Section 7. Amendment. At any time before the Effective Time, this Plan of Merger may be amended, provided that no such amendment executed after approval by the FCNB shareholders of the Agreement and this Plan of Merger shall modify either the amount or the form of the consideration to be provided to holders of FCNB Common Stock upon consummation of the Merger.

                                                                      ANNEX A-MD

                               ARTICLES OF MERGER
                                    MERGING
                                   FCNB CORP
                    (a Corporation of the State of Maryland)
                                      INTO
                                BB&T CORPORATION
                 (a Corporation of the State of North Carolina)

   First: BB&T Corporation, a corporation organized and existing under the laws of the State of North Carolina ("BB&T"), and FCNB Corp, a corporation organized and existing under the laws of the State of Maryland ("FCNB"), agree that FCNB shall be merged into BB&T, pursuant to the terms of these Articles of Merger and the Plan of Merger attached hereto as Exhibit I-MD.

   Second: BB&T shall survive the merger and shall continue under the name BB&T Corporation.

   Third: The parties to the Articles of Merger are BB&T, a corporation organized on the 24th day of September, 1968 under the North Carolina Business Corporation Act, as amended, and FCNB, a corporation organized and existing under the laws of the State of Maryland. BB&T is not required to be registered or qualified in the State of Maryland.

   Fourth: The principal office of FCNB is located in Frederick County, State of Maryland. FCNB owns real property located at 7200 FCNB Court, Frederick, Maryland.

   Fifth: The location of the principal office of the surviving corporation in the State of North Carolina, its state of incorporation, is 200 West Second Street, Winston-Salem, North Carolina 27101, and the name and post office address of the resident agent of the surviving corporation in Maryland is A. Patrick Linton, 7200 FCNB Court, Frederick, Maryland 21703.

   Sixth: The terms and conditions of the merger transaction as set forth in these Articles of Merger and the Plan of Merger set forth as Exhibit I-MD hereto were advised, authorized and approved by FCNB, in the manner and by the vote required by its Articles of Incorporation and the laws of Maryland. The manner in which the merger was approved is as follows:

     The merger was (a) duly advised by the board of directors of FCNB by the adoption on July 26, 2000 of a resolution approving the merger substantially upon the terms and conditions set forth in these Articles of Merger and directing that the proposed merger be submitted for action thereon at a meeting of the stockholders of said corporation, and (b) duly approved by the stockholders of said corporation in the manner and by the
  vote required by law at the said meeting of the stockholders held on      ,
  200 , by the affirmative vote of the holders of at least two-thirds of all the votes entitled to be cast on the matter by the holders of the only class of stock entitled to vote separately thereon.

   Seventh: The terms and conditions of the transaction as set forth in these articles were duly advised and authorized and approved by said BB&T in the manner and by the vote required by its Articles of Incorporation and the laws of the State of North Carolina. The manner in which the merger was approved is as follows:

     The merger was duly advised by the board of directors of BB&T by the adoption on July 26, 2000 of a resolution approving the merger substantially upon the terms and conditions set forth in these Articles of Merger.

   Eighth: The total number of shares of stock of all classes which BB&T has authority to issue is Five Hundred Five Million (505,000,000) shares, divided into Five Hundred Million (500,000,000) shares of common stock, par value Five Dollars ($5.00) per share, and Five Million (5,000,000) shares of preferred stock, par value Five Dollars ($5.00) per share, for an aggregate par value of Two Billion Five Hundred Twenty Five Million Dollars ($2,525,000,000).

   The total number of shares of stock of all classes which FCNB has authority
to issue is      shares of FCNB Common Stock, par value $1.00 per share, for an
aggregate par value of      Dollars ($   ).

   Ninth: The manner and basis of converting or exchanging issued stock of the merged corporation into different stock or other consideration and the manner of dealing with any issued stock of the merged corporation not to be so converted or exchanged shall be as set forth in the Plan of Merger set forth as
Exhibit I-MD hereto and incorporated herein.

   Tenth: The provisions of the Plan of Merger set forth as Exhibit I-MD hereto are deemed necessary to effect the merger.

   Eleventh: No amendment is made to the Articles of Incorporation of BB&T, the surviving corporation in the Merger.

   Twelfth: These Articles of Merger shall become effective as of    p.m. on
   , 2001.

   IN WITNESS WHEREOF, FCNB and BB&T, the parties to the merger, have caused these Articles of Merger to be signed in their respective corporate names and on their behalf by their respective presidents or vice-presidents and witnessed or attested by their respective secretaries or assistant secretaries, as of the
    day of        , 2001

                                          FCNB CORP

                                          By: _________________________________
                                               President (or Vice-President)

Attest: (Witness:)

_____________________________________
 Secretary (or Assistant Secretary)

                                          BB&T CORPORATION

                                          By: _________________________________
                                               President (or Vice-President)

Attest: (Witness:)

_____________________________________
 Secretary (or Assistant Secretary)

   THE UNDERSIGNED, President (or Vice-President) of FCNB Corp, who executed on behalf of said corporation the foregoing Articles of Merger, of which this certificate is made a part, hereby acknowledges, in the name and on behalf of said corporation, the foregoing Articles of Merger to be the corporate act of said corporation and further certifies under the penalties for perjury that, to the best of his knowledge, information and belief, the matters and facts set forth therein with respect to the approval thereof are true in all material respects.

                                          FCNB CORP

                                          By: _________________________________
                                            Title:

   THE UNDERSIGNED, President (or Vice-President) of BB&T Corporation, who executed on behalf of said corporation the foregoing Articles of Merger, of which this certificate is made a part, hereby acknowledges, in the name and on behalf of said corporation, the foregoing Articles of Merger to be the corporate act of said corporation and further certifies under the penalties for perjury that, to the best of his knowledge, information and belief, the matters and facts set forth therein with respect to the approval thereof are true in all material respects.

                                          BB&T CORPORATION

                                          By: _________________________________
                                            Title:

                                                                    EXHIBIT I-MD

                                 PLAN OF MERGER
                                       OF
                                   FCNB CORP
                                 WITH AND INTO
                                BB&T CORPORATION

   Section 1. Corporations Proposing to Merge and Surviving Corporation. FCNB Corp, a Maryland corporation ("FCNB"), shall be merged (the "Merger") with and into BB&T Corporation, a North Carolina corporation ("BB&T"), pursuant to the terms and conditions of this Plan of Merger (the "Plan of Merger") and of the Agreement and Plan of Reorganization, dated as of July 26, 2000 (the "Agreement"), by and among FCNB and BB&T. The effective time for the Merger (the "Effective Time") shall be set forth in the Articles of Merger to be filed with the Office of the Secretary of State of North Carolina and the Articles of Merger to be filed with the Department of Assessments and Taxation of the State of Maryland. BB&T shall continue as the surviving corporation (the "Surviving Corporation") in the Merger and the separate corporate existence of FCNB shall cease.

   Section 2. Effects of the Merger. The Merger shall have the effects set forth in Section 3-114 of the General Corporation Law of the State of Maryland (the "MGCL") and in Section 55-11-06 of the North Carolina Business Corporation Act (the "NCBCA").

   Section 3. Articles of Incorporation and Bylaws. The Articles of Incorporation and the Bylaws of BB&T as in effect immediately prior to the Effective Time shall remain in effect as the Articles of Incorporation and Bylaws of the Surviving Corporation following the Effective Time until changed in accordance with their terms and the NCBCA.

   Section 4. Conversion of Shares; Payment of Merger Consideration

   (a) At the Effective Time, by virtue of the Merger and without any action on the part of FCNB or the holders of record of the voting common stock, par value $1.00 per share, of FCNB ("FCNB Common Stock"), each share of FCNB Common Stock issued and outstanding immediately prior to the Effective Time shall be converted into and shall represent the right to receive, upon surrender of the certificate representing such share of FCNB Common Stock (as provided in Section 4(d)), the Merger Consideration.

   (b) Each share of the common stock of BB&T issued and outstanding immediately prior to the Effective Time shall continue to be issued and outstanding.

   (c) Until surrendered, each outstanding certificate which prior to the Effective Time represented one or more shares of FCNB Common Stock shall be deemed upon the Effective Time for all purposes to represent only the right to receive the Merger Consideration. No interest will be paid or accrued on the Merger Consideration upon the surrender of the certificate or certificates representing shares of FCNB Common Stock. With respect to any certificate for FCNB Common Stock that has been lost or destroyed, BB&T shall pay the Merger Consideration attributable to such certificate upon receipt of a surety bond or other adequate indemnity as required in accordance with BB&T's standard policy, and evidence reasonably satisfactory to BB&T of ownership of the shares represented thereby. After the Effective Time, no transfer of the shares of FCNB Common Stock outstanding immediately prior to the Effective Time shall be made on the stock transfer books of the Surviving Corporation.

   (d) Promptly after the Effective Time, BB&T shall cause to be delivered or mailed to each FCNB shareholder a form of letter of transmittal and instructions for use in effecting the surrender of the certificates which, immediately prior to the Effective Time, represented any shares of FCNB Common Stock. Upon surrender of such certificates or other evidence of ownership meeting the requirements of Section 4(c), together with such letter of transmittal duly executed and completed in accordance with the instructions thereto, and such other documents as may be reasonably requested, BB&T shall promptly cause the transfer to the persons entitled thereto of the Merger Consideration.

   (e) The Surviving Corporation shall pay any dividends or other distributions with a record date prior to the Effective Time which have been declared or made by FCNB in respect of shares of FCNB Common Stock in accordance with the terms of the Agreement and which remain unpaid at the Effective Time, subject to compliance by FCNB with Section 5.9(b) of the Agreement. To the extent permitted by law, former shareholders of record of FCNB shall be entitled to vote after the Effective Time at any meeting of BB&T shareholders the number of whole shares of BB&T Common Stock into which their respective shares of FCNB Common Stock are converted, regardless of whether such holders have exchanged their certificates representing FCNB Common Stock for certificates representing BB&T Common Stock in accordance with the provisions of the Agreement. Whenever a dividend or other distribution is declared by BB&T on the BB&T Common Stock, the record date for which is at or after the Effective Time, the declaration shall include dividends or other distributions on all shares of BB&T Common Stock issuable pursuant to the Agreement, but no dividend or other distribution payable to the holders of record of BB&T Common Stock as of any time subsequent to the Effective Time shall be delivered to the holder of any certificate representing FCNB Common Stock until such holder surrenders such certificate for exchange as provided in this Section 4. Upon surrender of such certificate, both the BB&T Common Stock certificate and any undelivered dividends and cash payments payable hereunder (without interest) shall be delivered and paid with respect to the shares of FCNB Common Stock represented by such certificate.

   Section 5. Merger Consideration

   As used herein, the term "Merger Consideration" shall mean the number of shares of the voting common stock, par value $5.00 per share, of BB&T ("BB&T Common Stock") (to the nearest one-hundredth of a share) to be exchanged for each share of FCNB Common Stock issued and outstanding as of the Effective Time and cash (without interest) to be payable in exchange for any fractional share of BB&T Common Stock which would otherwise be distributable to a FCNB shareholder as provided in Section 4(d), determined as follows:

     (a) The number of shares of BB&T Common Stock to be issued for each issued and outstanding share of FCNB Common Stock shall be in the ratio of .7250 shares of BB&T Common Stock for each share of FCNB Common Stock (the "Exchange Ratio").

     (b) The amount of cash payable with respect to any fractional share of BB&T Common Stock shall be determined by multiplying the fractional part of such share by the Closing Value. The "Closing Value" shall mean the 4:00 p.m. closing price per share of BB&T Common Stock on the NYSE Composite Transaction List on the Closing Date as reported by NYSEnet.com.

   Section 6. Conversion of Stock Options

   (a) At the Effective Time, each option granted under FCNB's 1992 Stock Option Plan (including the FCNB Amended and Restated Stock Option Plan for Former Employees of Capital Bank, National Association) and 1997 Stock Option Plan for Directors (the "Stock Option Plan") to acquire shares of FCNB Common Stock then outstanding (and which by its terms does not lapse on or before the Effective Time), whether or not then exercisable (a "Stock Option"), shall be converted into and become rights with respect to BB&T Common Stock, and BB&T shall assume each Stock Option in accordance with the terms of the Stock Option Plan, except that from and after the Effective Time (i) BB&T and its Compensation Committee shall be substituted for FCNB and the Compensation Committee of FCNB's Board of Directors administering the Stock Option Plan,
(ii) each Stock Option assumed by BB&T may be exercised solely for shares of BB&T Common Stock, (iii) the number of shares of BB&T Common Stock subject to each such Stock Option shall be the number of whole shares of BB&T (omitting any fractional share) determined by multiplying the number of shares of FCNB Common Stock subject to such Stock Option immediately prior to the Effective Time by the

Exchange Ratio, and (iv) the per share exercise price under each such Stock Option shall be adjusted by dividing the per share exercise price under each such Stock Option by the Exchange Ratio and rounding up to the nearest cent. Notwithstanding the foregoing, BB&T may at its election substitute as of the Effective Time options under the BB&T Corporation 1995 Omnibus Stock Incentive Plan or any other duly adopted comparable plan (in either case, the "BB&T Option Plan") for all or a part of the Stock Options, subject to the following conditions: (A) the requirements of (iii) and (iv) above shall be met; (B) such substitution shall not constitute a modification, extension or renewal of any of the Stock Options which are incentive stock options; and (C) the substituted options shall continue in effect on the same terms and conditions as provided in the Stock Options and the Stock Option Plan granting each Stock Option. Each grant of a converted or substitute option to any individual who subsequent to the Merger will be a director or officer of BB&T as construed under Rule 16b-3 shall, as a condition to such conversion or substitution, be approved in accordance with the provisions of Rule 16b-3. Each Stock Option which is an incentive stock option shall be adjusted as required by Section 424 of the Code, and the Regulations promulgated thereunder, so as to continue as an incentive stock option under Section 424(a) of the Code, and so as not to constitute a modification, extension, or renewal of the option within the meaning of Section 424(h) of the Code. BB&T and FCNB shall take all necessary steps to effectuate the foregoing provisions of this Section 5. As soon as practicable following the Effective Time, BB&T shall deliver to the participants in the Stock Option Plan an appropriate notice setting forth such participant's rights pursuant thereto. BB&T has reserved and shall continue to reserve adequate shares of BB&T Common Stock for delivery upon exercise of any converted or substitute options. As soon as practicable after the Effective Time, if it has not already done so, and to the extent FCNB shall have a registration statement in effect or an obligation to file a registration statement, BB&T shall file a registration statement on Form S-3 or Form S-8, as the case may be (or any successor or other appropriate forms), with respect to the shares of BB&T Common Stock subject to converted or substitute options and shall use its reasonable efforts to maintain the effectiveness of such registration statement (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such converted or substitute options remain outstanding. With respect to those individuals, if any, who subsequent to the Merger may be subject to the reporting requirements under
Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), BB&T shall administer the Stock Option Plan assumed pursuant to this
Section 5 (or the BB&T Option Plan, if applicable) in a manner that complies with Rule 16b-3 promulgated under the Exchange Act to the extent necessary to preserve for such individuals the benefits of Rule 16b-3 to the extent such benefits were available to them prior to the Effective Time.

   (b) As soon as practicable following the Effective Time, BB&T shall deliver to the participants receiving converted options under the BB&T Option Plan an appropriate notice setting forth such participant's rights pursuant thereto.

   Section 7. Amendment. At any time before the Effective Time, this Plan of Merger may be amended, provided that no such amendment executed after approval by the FCNB shareholders of the Agreement and this Plan of Merger shall modify either the amount or the form of the consideration to be provided to holders of FCNB Common Stock upon consummation of the Merger.

                                                                 Appendix B

    Danielson Associates Inc. 6110 Executive Boulevard Suite 504 Rockville,
        Maryland 20852-3903 Tel: (301) 468-4884 Fax: (301) 468-0013

                                                          November 13, 2000

Board of Directors

FCNB Corp.

7200 FCNB Court

Frederick, Maryland 21703

Dear Members of the Board:

     Set forth herein is the updated opinion of Danielson Associates Inc. ("Danielson Associates") as to the "fairness" of the offer by BB&T Corporation ("BB&T") of Winston-Salem, North Carolina to acquire all of the common stock of FCNB Corp ("FCNB") of Frederick, Maryland through an exchange of stock and to convert the options to buy FCNB common stock into options to buy BB&T common stock. The "fair" sale value is defined as the price at which all of the shares of FCNB's common stock would change hands between a willing seller and a willing buyer, each having reasonable knowledge of the relevant facts. In opining as to the "fairness" of the offer, it also had to be determined if the BB&T common stock that is to be exchanged for FCNB's stock is "fairly" valued.

     In preparing the original opinion, FCNB's and BB&T's markets and performance were analyzed and their business and prospects were reviewed. Also conducted were other financial analyses as we deemed appropriate such as comparable company analyses, comparable transactions and pro forma dilution. Any unique characteristics also were considered.

     The original opinion was based partly on data supplied to Danielson Associates by FCNB and BB&T, but it relied on some public information all of which was believed to be reliable, but neither the completeness nor accuracy of such information could be guaranteed. In particular, the opinion assumed, based on BB&T's management's representation, that there were no significant asset quality problems at BB&T beyond what was stated in recent reports to regulatory agencies and in the monthly report to the directors.

     In determining the "fair" sale value of FCNB, the primary emphasis was on prices paid relative to earnings for Middle Atlantic banks that had similar financial, structural and market characteristics. These prices were then related to equity capital, also referred to as "book."

     The "fair" market value of BB&T's common stock to be exchanged for FCNB stock was determined by comparisons with other similar bank holding companies. The comparisons showed BB&T's stock to be valued above that of the comparable bank holding companies, but within a range of "fairness."

     In the original opinion, based on FCNB's recent performance, its future potential and comparisons with similar transactions, it was determined that FCNB's "fair" sale value was between $209 million and $230 million, or $17.54 to $19.23 per share. Thus, BB&T's offer of $221.9 million, or $18.58 per share, through an exchange of BB&T common stock, which was "fairly" valued, for FCNB common stock was a "fair" offer for FCNB and its shareholders from a financial point of view.

     There has been no subsequent change in FCNB's or BB&T's performance, but BB&T's stock price has increased by about 25%. The value of the offer is therefore still fair from a financial point of view to FCNB and its shareholders.

                                          Respectfully submitted,



                                          /s/ Arnold G. Danielson

                                          Arnold G. Danielson Chairman
                                          Danielson Associates Inc.

                PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

   Sections 55-8-50 through 55-8-58 of the North Carolina Business Corporation Act contain specific provisions relating to indemnification of directors and officers of North Carolina corporations. In general, such sections provide that: (i) a corporation must indemnify a director or officer who is wholly successful in his defense of a proceeding to which he is a party because of his status as such, unless limited by the articles of incorporation, and (ii) a corporation may indemnify a director or officer if he is not wholly successful in such defense if it is determined as provided by statute that the director or officer meets a certain standard of conduct, except that when a director or officer is liable to the corporation or is adjudged liable on the basis that personal benefit was improperly received by him, the corporation may not indemnify him. A director or officer of a corporation who is a party to a proceeding may also apply to a court for indemnification, and the court may order indemnification under certain circumstances set forth in statute. A corporation may, in its articles of incorporation or bylaws or by contract or resolution of the board of directors, provide indemnification in addition to that provided by statute, subject to certain conditions.

   The registrant's bylaws provide for the indemnification of any director or officer of the registrant against liabilities and litigation expenses arising out of his status as such, excluding: (i) any liabilities or litigation expenses relating to activities that were at the time taken known or believed by such person to be clearly in conflict with the best interest of the registrant and (ii) that portion of any liabilities or litigation expenses with respect to which such person is entitled to receive payment under any insurance policy.

   The registrant's articles of incorporation provide for the elimination of the personal liability of each director of the registrant to the fullest extent permitted by law.

   The registrant maintains directors' and officers' liability insurance that, in general, insures: (i) the registrant's directors and officers against loss by reason of any of their wrongful acts and (ii) the registrant against loss arising from claims against the directors and officers by reason of their wrongful acts, all subject to the terms and conditions contained in the policy.

   Certain rules of the Federal Deposit Insurance Corporation limit the ability of certain depository institutions, their subsidiaries and their affiliated depository institution holding companies to indemnify affiliated parties, including institution directors. In general, subject to the ability to purchase directors and officers liability insurance and to advance professional expenses under certain circumstances, the rules prohibit such institutions from indemnifying a director for certain costs incurred with regard to an administrative or enforcement action commenced by any federal banking agency that results in a final order or settlement pursuant to which the director is assessed a civil money penalty, removed from office, prohibited from participating in the affairs of an insured depository institution or required to cease and desist from or take an affirmative action described in Section 8(b) of the Federal Deposit Insurance Act (12 U.S.C. (S) 1818(b)).

Item 21. Exhibits and Financial Statement Schedules

   (a) The following documents are filed as exhibits to this registration statement on Form S-4:

 Exhibit No. Description
 ----------- -----------
  2          Agreement and Plan of Reorganization dated as of July 26, 2000, between BB&T Corporation and FCNB Corp (included as Appendix A to the Proxy Statement/Prospectus)

  4(a)       Articles of Amendment to Amended and Restated Articles of
             Incorporation of the Registrant related to Junior Participating
             Preferred Stock (Incorporated herein by reference to Exhibit 3(a)
             to the Registrant's Annual Report on Form 10-K filed March 17,
             1997)

  4(b)       Rights Agreement dated as of December 17, 1996 between the
             Registrant and Branch Banking and Trust Company, Rights Agent
             (Incorporated herein by reference to Exhibit 1 to the Registrant's
             Form 8-A filed January 10, 1997)

  4(c)       Subordinated Indenture (including Form of Subordinated Debt
             Security) between the Registrant and State Street Bank and Trust
             Company, Trustee, dated as of May 24, 1996 (Incorporated herein by reference to Exhibit 4(d) to Registration No. 333-02899)

  4(d) Senior Indenture (including Form of Senior Debt Security) between the Registrant and State Street Bank and Trust company, Trustee, dated as of May 24, 1996 (Incorporated herein by reference to Exhibit 4(c) to Registration No. 333-02899)

  5          Opinion of Womble Carlyle Sandridge & Rice, PLLC

  8          Opinion of Womble Carlyle Sandridge & Rice, PLLC

 23(a)       Consent of Womble Carlyle Sandridge & Rice, PLLC (included in
             Exhibit 5)

 23(b)       Consent of Womble Carlyle Sandridge & Rice, PLLC (included in
             Exhibit 8)

 23(c)       Consent of Arthur Andersen LLP

 23(d)       Consent of Keller Bruner & Company, L.L.P.

 23(e)       Consent of Danielson Associates, Inc.

 24          Power of Attorney*

 99(a)       Form of FCNB Corp Proxy Card*

 99(b)       Option Agreement dated as of July 26, 2000 between BB&T
             Corporation and FCNB Corp*

--------

*  previously filed

   (b) Financial statement schedules: Not applicable.

Item 22. Undertakings

   A. The undersigned registrant hereby undertakes:

     1. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

       (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

       (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

       (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     2. That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

   B. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   C. The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

   D. The registrant undertakes that every prospectus (i) that is filed pursuant to Paragraph (C) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   E. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

   F. The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

   G. The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment No. 1 to the Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Winston-Salem, State of North Carolina, on November 10, 2000.

                                          BB&T CORPORATION

                                          By:   /s/ Jerone C. Herring
                                          Name: Jerone C. Herring
                                          Title: Executive Vice President and
                                           Secretary

   Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to the Registration Statement on Form S-4 has been signed by the following persons in the capacities indicated on November 10, 2000.

    /s/ John A. Allison*
_____________________________________
Name: John A. Allison, IV
Title: Chairman of the Board and
       Chief Executive Officer
       (principal executive officer)

    /s/ Sherry A. Kellett*
_____________________________________
Name: Sherry A. Kellett
Title: Executive Vice President and
       Controller (principal
       accounting officer)

    /s/ Nelle Ratrie Chilton*
_____________________________________
Name: Nelle Ratrie Chilton
Title: Director

    /s/ W. R. Cuthbertson, Jr.*
_____________________________________
Name: W. R. Cuthbertson, Jr.
Title: Director

    /s/ A. J. Dooley, Sr.*
_____________________________________
Name: A. J. Dooley, Sr.
Title: Director

    /s/ Paul S. Goldsmith*
_____________________________________
Name: Paul S. Goldsmith
Title: Director

    /s/ Jane P. Helm*
_____________________________________
Name: Jane P. Helm
Title: Director

    /s/ J. Ernest Lathem, M.D.*
_____________________________________
Name: J. Ernest Lathem, M.D.
Title: Director

    /s/ Scott E. Reed*
_____________________________________
Name: Scott E. Reed
Title: Senior Executive Vice
       President and Chief Financial
       Officer (principal financial
       officer)

    /s/ Paul B. Barringer*
_____________________________________
Name: Paul B. Barringer
Title: Director

    /s/ Alfred E. Cleveland*
_____________________________________
Name: Alfred E. Cleveland
Title: Director

    /s/ Ronald E. Deal*
_____________________________________
Name: Ronald E. Deal
Title: Director


_____________________________________
Name: Tom D. Efird
Title: Director

    /s/ L. Vincent Hackley*
_____________________________________
Name: L. Vincent Hackley
Title: Director

    /s/ Richard Janeway, M.D.*
_____________________________________
Name: Richard Janeway, M.D.
Title: Director

    /s/ James H. Maynard*
_____________________________________
Name: James H. Maynard
Title:  Director

    /s/ Joseph A. McAleer, Jr.*
_____________________________________
Name: Joseph A. McAleer, Jr.
Title:  Director

    /s/ J. Holmes Morrison*
_____________________________________
Name: J. Holmes Morrison
Title:  Director

    /s/ C. Edward Pleasants*
_____________________________________
Name: C. Edward Pleasants
Title:  Director

    /s/ E. Rhone Sasser*
_____________________________________
Name: E. Rhone Sasser
Title:  Director

    /s/ Harold B. Wells*
_____________________________________
Name: Harold B. Wells
Title:  Director

    /s/ Jerone C. Herring
*By: ________________________________
    Jerone C. Herring
    Attorney-in-Fact

    /s/ Albert O. McCauley*
_____________________________________
Name: Albert O. McCauley
Title:  Director

    /s/ Richard L. Player, Jr.*
_____________________________________
Name: Richard L. Player, Jr.
Title:  Director

    /s/ Nido R. Qubein*
_____________________________________
Name: Nido R. Qubein
Title:  Director

    /s/ Jack E. Shaw*
_____________________________________
Name: Jack E. Shaw
Title:  Director